    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          COAST DENTAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

            DELAWARE                            8741                           59-3136131
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)           Identification No.)

                             ---------------------

                                                                 TEREK DIASTI, CEO
          COAST DENTAL SERVICES, INC.                       COAST DENTAL SERVICES, INC.
   6200 COURTNEY CAMPBELL CAUSEWAY, STE. 690         6200 COURTNEY CAMPBELL CAUSEWAY, STE. 690
              TAMPA, FLORIDA 33607                              TAMPA, FLORIDA 33607
                 (813) 288-1999                                    (813) 288-1999
  (Address, including zip code, and telephone         (Name, address, including zip code, and
                    number,                                          telephone
 including area code, of registrant's principal      number, including area code, of agent for
                executive offices)                                    service)

                             ---------------------

                                WITH COPIES TO:

           DARRELL C. SMITH, ESQUIRE                         JEFFREY M. STEIN, ESQUIRE
         SHUMAKER, LOOP & KENDRICK, LLP                           KING & SPALDING
        101 E. KENNEDY BLVD., SUITE 2800                     191 PEACHTREE STREET, N.E.
              TAMPA, FLORIDA 33602                          ATLANTA, GEORGIA 30303-1763
                 (813) 229-7600                                    (404) 572-4600

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                                 PROPOSED            PROPOSED
                                              AMOUNT              MAXIMUM             MAXIMUM           AMOUNT OF
        TITLE OF EACH CLASS OF                 TO BE          OFFERING PRICE         AGGREGATE        REGISTRATION
      SECURITIES TO BE REGISTERED          REGISTERED(1)       PER SHARE(2)      OFFERING PRICE(2)         FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per
  share................................      2,300,000            $21.875           $50,312,500          $15,247
=====================================================================================================================

(1) Includes 300,000 shares which the Underwriters have an option to purchase to cover over allotments, if any.
(2) Estimated solely for purposes of determining the registration fee. The proposed maximum offering price per share and the proposed maximum aggregate offering price per share are based on the average of the high and low sale prices on August 20, 1997, of the Registrant's Common Stock as reported on the Nasdaq National Market.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION -- DATED AUGUST 26, 1997

PROSPECTUS
--------------------------------------------------------------------------------
                                2,000,000 Shares

                              [COAST DENTAL LOGO]

                                  Common Stock

--------------------------------------------------------------------------------

Of the 2,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), offered hereby (the "Offering"), 1,600,000 shares are being sold by Coast Dental Services, Inc. (the "Company") and 400,000 shares are being sold by certain selling stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

The Common Stock is included in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "CDEN." On August 25, 1997, the last reported sales price for the Common Stock on the Nasdaq National Market was $22.50 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" ON PAGES TO   FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS
THAT SHOULD
BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED
HEREBY.
--------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==============================================================================================================================
                                                               Underwriting                                  Proceeds to
                                          Price to            Discounts and           Proceeds to              Selling
                                           Public             Commissions(1)           Company(2)            Stockholders
------------------------------------------------------------------------------------------------------------------------------
Per Share.........................           $                      $                      $                      $
------------------------------------------------------------------------------------------------------------------------------
Total(3)..........................           $                      $                      $                      $
==============================================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 as amended. See "Principal and Selling Stockholders" and "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be
    $          .

(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $          , the total Underwriting Discounts and Commissions will be
    $          and the total Proceeds to Company will be $          and the
    total Proceeds to Selling Stockholders will be $            . See
    "Underwriting."

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Stockholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about             , 1997.

PRUDENTIAL SECURITIES INCORPORATED
                                                           SMITH BARNEY INC.
                                                           ROBERT W. BAIRD & CO.
                                                          INCORPORATED

               , 1997

                              [Coast DENTAL LOGO]

  [A map of the State of Florida and Georgia is shown which depicts separately marked existing and planned internally developed and acquired Dental Centers.]

                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and information under "Risk Factors." Unless the context otherwise requires, references in this Prospectus to "Coast Dental" or the "Company" refer to Coast Dental Services, Inc. and its predecessor; "Dental Centers" refers to dental offices managed or to be managed by the Company pursuant to a services and support agreement; "Coast Florida P.A." refers to the Florida professional association which employs the dentists and hygienists providing dental services at the Dental Centers pursuant to a services and support agreement with the Company; "Coast P.A." refers collectively to the Coast Florida P.A. and any professional association or corporation located outside the State of Florida, with which the Company has entered, or may enter, into a services and support agreement (the "Services and Support Agreement"); "internally developed Dental Centers" refers to Dental Centers which are initially opened, developed and managed by the Company pursuant to a Services and Support Agreement with a Coast P.A.; "acquired Dental Centers" refers to Dental Centers resulting from the acquisition of an existing dental facility by the Company, combined with the acquisition by a Coast P.A. of the existing dental practice located at that facility; "Coast Dentists" refers to the licensed dentists employed by a Coast P.A. who provide dental services at the Dental Centers; and "Coast Dental Network" refers collectively to the Dental Centers and the Coast Dentists. Except as otherwise indicated, the information contained in this Prospectus (i) assumes that the Underwriters' over-allotment options will not be exercised and (ii) gives retroactive effect to reverse stock splits effected prior to the Company's initial public offering resulting in an exchange of 1 share for 3.857 shares of Common Stock issued and outstanding.

                                  THE COMPANY

     Coast Dental Services, Inc. provides management services to 48 Dental Centers located in central and northern Florida. Of the 48 Dental Centers, 16 were internally developed and 32 were acquired by the Company. As of August 26, 1997, 64 Coast Dentists were employed by a Coast P.A., serving over 328,000 patients. In addition, the Company currently has seven internally developed Dental Centers under construction in central Florida and Atlanta, Georgia, with the Company's first Dental Center located in Atlanta, Georgia scheduled to open by September 30, 1997.

     The United States dental industry is highly fragmented, consisting of more than 110,000 dental practices with approximately 88% of these practices operated by dentists working alone or with one other dentist. According to the Health Care Financing Administration, expenditures for all dental services in the United States were an estimated $45.2 billion in 1995 and are expected to grow at a rate of 6.6% per year through 2000. Based upon a 1990 Survey by the American Dental Association ("ADA"), general dentistry was estimated to represent approximately 83% of all dental services performed in the United States. The Company believes several factors are driving the overall industry growth. First, as the "baby boom" generation ages, the demand for many higher priced dental maintenance products and procedures (such as crowns, bridges and dentures) will increase relative to the demand for other more routine, lower priced dental products and procedures (such as cleanings and fillings). Second, increasing attention to dental health and, in particular, to personal appearance has increased the demand for general dentistry services and cosmetic dental products and procedures (such as bonding and whitening). Finally, a greater percentage of the population is now covered by private or government funded dental health insurance thereby facilitating increased dental office visits and a greater utilization of general dentistry services.

     The Company's goal is to develop a leadership position in the management of general dentistry practices throughout Florida and the southeastern United States. The Company earns fees paid by a Coast P.A. for providing management services and support to the Dental Centers. Pursuant to the Services and Support Agreement, the Company receives a percentage of a Coast P.A.'s gross patient revenue. A uniform operating model (the "Coast Operating Model") developed by the Company is utilized at the Dental Centers to increase productivity and maintain the low cost delivery of quality general dentistry services. The key elements of the Coast Operating Model are: (i) affiliating with general dental providers that focus on the most common, high volume dental products and procedures which lend themselves to cost-effective delivery; (ii) centralizing management and administrative responsibilities, thus allowing Coast Dentists to concentrate on delivering high quality dental care; (iii) facilitating the training of the Dental Center staff, including Coast Dentists and hygienists, in the most efficient techniques for managing the delivery of high volume, quality dental services; and (iv) assisting with the implementation of marketing programs designed to meet the needs of each Dental Center. The Company plans to expand the Coast Dental Network to maximize economies of scale in management and administration, materials procurement and marketing, and to facilitate contracting with managed care companies. The Company plans to increase penetration in currently served regions and to expand into new contiguous markets in the southeastern United States through the addition of internally developed and acquired Dental Centers.

     For the twelve months ended June 30, 1997, the average patient revenue production for the 23 Coast Dentists affiliated with the Company for the entire period was approximately $540,000. In addition, for the same period, the Coast Dentists averaged 99 patient visits per week (including hygienist visits). Based upon data contained in the ADA's 1995 survey and accounting for hygienist visits, the Company believes that Coast Dentists have achieved substantially higher patient revenue production and patient visits than the national average for general practitioners, although there can be no assurance that such industry data is representative of current productivity by the average general dental practitioner. For internally developed Dental Centers, the Company has attained profitability (determined by subtracting from the services and support fee earned by the Company at an internally developed Dental Center the amount of the Company's expenditures incurred at such Dental Center, excluding corporate overhead) in an average of three to four months from opening. Full integration of an acquired Dental Center generally takes approximately six months.

     As the Coast Dental Network has grown, an increasing percentage of the Coast Dentists' patient revenue has been derived from a growing managed care patient base. The Coast Dentists began to provide dental services under managed care contracts in 1995 and, for the six months ended June 30, 1997, managed care business had grown to represent an average of 33.5% of patient revenue. The Company believes that managed care companies are presently focused on increasing their revenue and gaining market share by offering a full range of health insurance options, including dental insurance. As a result, managed care companies are aggressively seeking to contract with dental providers that offer extensive regional coverage, have the ability to deliver dental services at managed care pricing levels, and possess the necessary management information systems and contract administration expertise. Accordingly, the Coast Dentists enjoy a competitive advantage over sole practitioners and small dental group practices that generally do not have the resources to develop such capabilities or managed care relationships.

                              RECENT DEVELOPMENTS

     Addition of Dental Centers in Florida. Since the Company's initial public offering on February 11, 1997, the Company has added 15 acquired Dental Centers located in central Florida. The combined purchase price for these acquired Dental Centers was $5.2 million. In addition, the Company has added four internally developed Dental Centers located in Palm Bay, Lakeland, Sarasota and Venice, Florida and currently has one internally developed Dental Center under construction in Melbourne, Florida.

     Addition of Dental Centers in Atlanta, Georgia. The Company currently has six internally developed Dental Centers under construction in Atlanta, Georgia, with the first internally developed Dental Center scheduled to open by September 30, 1997.

                                  THE OFFERING

Common Stock Offered by the Company................  1,600,000 shares
Common Stock Offered by the Selling Stockholders...    400,000 shares
Common Stock to be Outstanding after the
  Offering(1)......................................  7,299,871 shares
Use of Proceeds....................................  To finance the addition of internally developed and acquired Dental Centers. See
                                                     "Use of Proceeds."
Nasdaq National Market Symbol......................  CDEN

---------------

(1) Excludes an aggregate of 900,000 shares of Common Stock reserved for issuance under the Company's stock incentive plans (the "Plans"), of which options for approximately 250,000 shares have been granted. See "Management -- The Plans."

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                  YEARS ENDED DECEMBER 31,               SIX MONTHS ENDED JUNE 30,
                                       ----------------------------------------------   ---------------------------
                                                                            PRO FORMA                     PRO FORMA
                                        1993     1994     1995     1996      1996(1)     1996     1997     1997(2)
                                       ------   ------   ------   -------   ---------   ------   ------   ---------
                                                       (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenue........................  $1,194   $1,868   $3,325   $ 8,128    $17,870    $3,351   $7,936    $10,114
  Dental Center expenses.............     852    1,433    2,353     5,451     12,831     2,172    5,210      6,940
                                       ------   ------   ------   -------    -------    ------   ------    -------
  Gross profit.......................     342      435      972     2,677      5,039     1,179    2,727      3,174
  General and administrative
    expenses.........................     306      585      697     1,090      1,776       486      894      1,000
  Pro forma net income (loss)(3).....       4     (109)     135       856      1,812       386    1,187      1,385
  Pro forma earnings per share(3)....                                        $  0.45             $ 0.23    $  0.26
  Weighted average shares outstanding
    (000s)...........................                                          4,029              5,211      5,270
SELECTED OPERATING DATA:
  Dental Centers(4)..................       4        8       11        29                   19       43
  Gross revenue per Dental
    Center(5)........................      NA   $  535   $  590   $   635               $  302   $  385
  Coast Dentists(4)..................       4        8       10        35                   21       64
  Dental chairs(4)...................      22       38       48       148                   82      221
  Patient visits.....................  11,881   19,346   42,005   100,949               39,349   94,734
  Patient visits per dental
    chair(6).........................     735      736      918     1,263                  574      593

                                                                         JUNE 30, 1997
                                                              -----------------------------------
                                                                          PRO        PRO FORMA
                                                              ACTUAL    FORMA(7)   AS ADJUSTED(8)
                                                              -------   --------   --------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $ 8,990   $ 8,305       $41,805
  Total assets..............................................   19,496    19,848        53,348
  Long-term debt, including current maturities..............      813     1,065         1,065
  Stockholders' equity......................................   17,225    17,325        50,825

---------------

(1) After giving effect to the 1996 Acquisitions, the 1997 Acquisitions, the Company's entering into a Services and Support Agreement with the Coast Florida P.A. on October 1, 1996, and the Company's issuance of 2,200,000 shares of Common Stock at an initial public offering price of $8.00 on February 11, 1997 (the "Initial Public Offering"), as if such adjustments had occurred at January 1, 1996. See "Selected Pro Forma Financial Data" and "The Acquisitions."

(2) After giving effect to the 1997 Acquisitions and the Initial Public Offering, as if such adjustments had occurred at January 1, 1997. See "Selected Pro Forma Financial Data" and "The Acquisitions."

(3) Pro forma adjusted to reflect a 39% income tax rate as if the Company was taxed as a C Corporation during the periods presented. The Company converted to a C Corporation on February 11, 1997. See "Selected Pro Forma Financial Data."

(4) Presented as of the end of the period.

(5) Includes only Dental Centers open for at least one year as of the beginning of the period, so that two Dental Centers are included for 1994, four Dental Centers are included for 1995, eight Dental Centers are included for 1996 and the six months ended June 30, 1996 and 12 Dental Centers are included for the six months ended June 30, 1997.

(6) Includes only Dental Centers that were open for the entire period.

(7) After giving effect to the acquisitions completed after June 30, 1997, as if such acquisitions had occurred as of June 30, 1997. See "The
    Acquisitions -- 1997 Acquisitions" and "Selected Pro Forma Financial Data."

(8) After giving effect to the consummation of the Offering and the application of the estimated net proceeds therefrom. See "Selected Pro Forma Financial Data."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the Common Stock offered hereby.

     This Prospectus contains statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The words "expect," "believe," "goal," "plan," "intend," "estimate" and similar expressions and variations thereof used in this Prospectus are intended to specifically identify forward-looking statements. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) potential acquisitions or internal development of Dental Centers and the successful integration of such acquisitions and internally developed Dental Centers into the Coast Dental Network; (ii) the use of the proceeds of the Offering; (iii) the Company's financing plans; (iv) trends affecting the Company's financial condition or results of operations; (v) the Company's growth strategy and operating strategy; (vi) trends in the health care, dental care and managed care industries; (vii) trends in governmental regulations; and (viii) the declaration and payment of dividends. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," identifies important factors that could cause such differences. The Company undertakes no obligation to publicly update or revise forward looking statements made in this Prospectus to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

     RISKS ASSOCIATED WITH EXPANSION STRATEGY. From its inception in 1992 through 1994, the Company opened eight internally developed Dental Centers. In 1995, the Company added three internally developed Dental Centers. The Company added one internally developed and 17 acquired Dental Centers in 1996. The Company has added four internally developed and 15 acquired Dental Centers to date in 1997. The success of the Company's expansion strategy will depend on factors which include the following:

          Expansion to Georgia. The Company expects to add a number of internally developed Dental Centers in the fall of 1997 in the Atlanta metropolitan area. These Dental Centers will represent the Company's first expansion outside of the State of Florida. In conjunction with the Company's expansion into Atlanta, Georgia, the Company expects to enter into a Services and Support Agreement with a Georgia professional corporation (the "Coast Georgia P.A.") to manage the Dental Centers in Georgia. The terms of the Services and Support Agreement between the Company and the Coast Georgia P.A. are expected to be substantially similar to the terms of the Company's current Services and Support Agreement with the Coast Florida P.A. The Coast Georgia P.A.'s services and support fee is expected to be approximately 74% of the Coast Georgia P.A.'s Dental Center revenue. There can be no assurance that the Company will have the ability to integrate and operate these Dental Centers in the same manner as its current internally developed Dental Centers and acquired Dental Centers.

          Ability to Identify and Consummate Suitable Acquisitions. The Company intends to devote a substantial amount of time and expense in attempting to acquire the assets of suitable dental practices. Identifying appropriate acquisitions and proposing, negotiating and consummating acquisitions can be a lengthy and costly process. Furthermore, the Company may compete for acquisition opportunities with companies that have greater resources than the Company. There can be no assurance that suitable acquisition candidates are available or can be identified or that acquisitions can be consummated on terms favorable to the Company.

          Integration of Acquisitions. Acquisitions require the Company to attract and retain competent and experienced management personnel and require the implementation of reporting and tracking systems, management information systems and other operating systems. There can be no assurance that the

     Company will be able to attract suitable management or other personnel or effectively implement the Company's operating systems. Further, the Company's financial results in fiscal quarters immediately following a material acquisition may be adversely impacted while the Company attempts to integrate an acquired Dental Center. While full integration of an acquired Dental Center generally takes approximately six months, there can be no assurance that there will not be substantial unanticipated costs or problems associated with the integration effort. During the first few months after an acquisition, the Company's expenses related to the acquired Dental Center may exceed the revenues it realizes from the acquired Dental Center and accordingly any such acquisitions may have a negative effect on the Company's operating results. As the Company pursues its expansion strategy, there can be no assurance that the Company will be able to continue to successfully integrate acquired Dental Centers and any failure or inability to do so may have a material adverse effect on the Company's results of operations or financial condition and the Company's ability to implement its expansion strategy.

          Ability to Internally Develop Dental Centers. The Company intends to devote a substantial amount of time and expense in identifying locations in suitable markets for the development of new internally developed Dental Centers. Identifying locations in suitable geographical markets and negotiating the necessary leases can be a lengthy and costly process. Furthermore, the Company will need to provide the new facility with the appropriate equipment, furnishings, materials and supplies. The average cost to the Company to open an internally developed Dental Center has been approximately $150,000. Additionally, a new internally developed Dental Center must be staffed with a suitable dentist employed by a Coast P.A. The Company will be required to obtain the consent of the applicable Coast P.A. prior to adding an internally developed Dental Center. Since an internally developed Dental Center may be staffed with a dentist with no previous patient base, significant advertising and marketing expenditures may be required to attract patients. There can be no assurance that an internally developed Dental Center will ever become profitable for the Company.

          Availability of Funds for Expansion Strategy. The Company's expansion strategy will require that substantial capital investment and adequate financing be available to the Company. Capital is needed not only for the acquisition of assets of dental practices, but also for the internal development of Dental Centers, integration of operations and the addition of equipment and technology. The Company currently believes that the net proceeds from this Offering, cash flow from operations and borrowings available under the Company's bank credit facility will be adequate to meet the Company's anticipated capital needs for approximately eighteen months. After 1998, the Company may be required to obtain financing through additional borrowings or the issuance of additional equity or debt securities which could have an adverse effect on the value of the shares of Common Stock of the Company. There can be no assurance that the Company will be able to obtain such financing or that, if available, such financing will be on terms acceptable to the Company. Any inability of the Company to obtain suitable additional financing could cause the Company to change its expansion strategy which could have a material affect on the Company.

          Ability to Manage Dental Centers. The success of the Company's expansion strategy will depend on the Company's ability to effectively manage an increasing number of new Dental Centers while continuing to manage existing Dental Centers. The addition of new Dental Centers through acquisitions and internal development may impair the Company's ability to efficiently and successfully provide its management services to the Dental Centers and to also adequately manage and supervise the Company's employees. The Company expects to continue to aggressively add Dental Centers. The Company has not managed such a large volume of Dental Centers as are currently operated and which are planned and the Company's future results could be materially adversely affected if it is unable to effectively manage such a growing number of Dental Centers.

     STATE LAW RESTRICTIONS ON THE COMPANY'S ACQUISITIONS. The laws of certain states, including Florida and Georgia, prohibit non-dentist entities from practicing dentistry. In Florida, statutes and regulations expressly limit the influence non-dentists may exercise over dentists and dental hygienists. As a result, the Company only acquires those assets of a dental practice which are allowable by law, which generally include all of the assets of the dental practice except for patient lists, patient records and related assets which are acquired by a Coast P.A. The purchase price of the dental practice acquisitions are allocated so that a Coast P.A. pays for the patient list, patient records and related assets while the Company pays for the remaining assets. The dentist from whom the dental practice is acquired is employed by a Coast P.A. Florida and Georgia law prohibit the Company from employing dentists or dental hygienists. While the Company purchases all equipment and materials used in the dental practice, the dentist and the Coast P.A. maintain complete care, custody and control of all of the equipment and materials used in the practice of dentistry as required by Florida law. There can be no assurance that the Company will not be further restricted from acquiring certain assets of the dental practices under the laws of the states of Florida or Georgia or under the laws of any other states in which the Company may desire to operate in the future. Such restrictions could have a material adverse affect on the Company.

     RELIANCE ON THE REVENUE OF THE COAST P.A. The Company's revenue depends on revenue generated by the Coast Dentists employed by a Coast P.A. At this time, 100% of the Company's revenue is attributable to management fees paid by the Coast Florida P.A. There can be no assurance that a Coast P.A. and the Coast Dentists will continue to maintain successful dental practices, that a Services and Support Agreement will not be terminated or that the Coast Dentists will continue to be employed by a Coast P.A. The Company has no current intention of entering into services and support agreements with other entities within the State of Florida. Under the Services and Support Agreement, the Company agrees with a Coast P.A. that it will not provide services and support for any other dental practice in the market area where the Dental Centers are located without first obtaining the express written consent of the Coast P.A.

     DEPENDENCE ON THE COAST P.A. AND THE COAST DENTISTS. The Company receives fees for services provided to a Coast P.A. under a Services and Support Agreement, but does not employ dentists or hygienists or control the practices of the Coast Dentists. The Company's revenue is dependent on revenue generated by the Coast Dentists and, therefore, effective and continued performance of the Coast Dentists during the term of the Services and Support Agreement is essential to the Company's long-term success. Since October 1, 1996, the services and support fee paid by the Coast Florida P.A. has been 76% of the Dental Centers' gross revenue. Prior to October 1, 1996, the services and support fee paid by the Coast Florida P.A. to the Company averaged 78.5% of the Dental Centers' gross revenue. The Company pays out of the services and support fee all of the operating and nonoperating expenses incurred by a Coast P.A. at the Dental Centers, except for the salaries and benefits of the Coast Dentists and hygienists, federal and state income taxes, and bad debt and other expenses designated as an expense of a Coast P.A. The reduction in fees agreed to in October 1, 1996 was a result of increased costs recognized by the Coast Florida P.A. in connection with the Company's rapid expansion. Any further reduction in these fees in the future could have an adverse impact on the Company's operating results. The Coast Georgia P.A. is expected to pay a services and support fee, equal to approximately 74% of the gross revenue of the Coast Georgia P.A.'s Dental Centers, to the Company. Any material loss of revenue or poor operating results by a Coast P.A. would have a material adverse effect on the Company. Additionally, the Company's ability to grow is dependent on a Coast P.A.'s ability to continue to expand. Therefore, losses or inability to obtain financing by a Coast P.A., thus restricting its ability to expand, would require the Company to advance funds to that Coast P.A. or require the Company to contract with other dental professional associations. In the event of a breach of the Services and Support Agreement by a Coast P.A., there can be no assurance that the legal remedies available to the Company will be adequate to compensate the Company for its damages resulting from such breach. See
"Business -- Services and Support Agreement."

     POTENTIAL CONFLICTS OF INTEREST OF THE COMPANY'S PRESIDENT AND CHIEF OPERATING OFFICER RELATING TO THE COAST P.A. The Company's President, Chief Operating Officer and Director, Dr. Adam Diasti, is the sole owner of the Coast Florida P.A. and the Coast Georgia P.A. Dr. Diasti is the brother of the Company's Chairman and Chief Executive Officer, Terek Diasti, and Vice President of Operations, Tim Diasti. As a result of Dr. Diasti's ownership of the Coast Florida P.A. and the Coast Georgia P.A. and his family relationships, potential conflicts of interest may arise in certain matters including, but not limited to, matters related to the Services and Support Agreement and future services and support agreements. Although Dr. Diasti has a fiduciary duty to the Company, there can be no assurance that the Company will not be affected by matters in which Dr. Diasti has a potential conflict of interest. In 1996 and for the six month period ended June 30, 1997, Adam Diasti received combined salary and other distributions from the Coast Florida P.A. in the amounts of $74,458 and $25,000 respectively. The Company believes, however, that the terms of the Services and Support Agreement, including the management fee, are fair to the Company and are on terms no less favorable to the Company than would have been reached through arm's-length negotiations with an unrelated third party. In addition, the Company and Dr. Diasti have entered into a stock transfer and pledge agreement whereby upon the death or disability of Dr. Diasti or breach by Dr. Diasti or the Coast Florida P.A. of its Services and Support Agreement with the Company, the Company may require Dr. Diasti to sell his ownership interest in the Coast Florida P.A. to a third party designated by the Company at fair market value. Under the stock transfer and pledge agreement, Dr. Diasti is permitted to sell his ownership interest in the Coast Florida P.A. provided that the purchaser agrees to be bound by the terms of the stock transfer and pledge agreement. The Company expects to enter into a similar stock transfer and pledge agreement with Dr. Diasti with respect to the Coast Georgia P.A. The Company's Audit Committee, consisting of two independent directors and the Company's Chief Financial Officer, reviews and approves any transactions with Dr. Diasti or a Coast P.A., including any amendments or modifications to the Services and Support Agreement. See "Business -- Services and Support Agreement," "Management" and "Certain Transactions."

     OBLIGATIONS OF A COAST P.A. The Company has previously loaned capital to the Coast Florida P.A. in connection with acquisitions by the Coast Florida P.A., which was repaid as of July 31, 1997. The Company's current policy is not to provide such financing in connection with acquisitions, however, in the event a Coast P.A. does not have financing available to grow in the future, the Company could provide financing if the Company determines that doing so is in its best interest and is approved by the Audit Committee. On an ongoing basis, the Company is owed sums by the Coast Florida P.A. pursuant to the Services and Support Agreement which amounted to $2.0 million at June 30, 1997 and which represented 132.5% of the one month services and support fees for the month of June 1997. A material failure by a Coast P.A. to pay its debts in operating its business as they become due could have a material adverse effect on the business of the Company and its ability to expand. Additionally, if a Coast P.A. defaults on notes issued to Coast Dentists in connection with acquired Dental Centers and those Coast Dentists were to exercise their available remedies, there could be an adverse effect on the continued operations of the Company at those Dental Centers as well as an adverse effect on the revenue of the Company. See "Risk Factors -- Risks Related to Intangible Assets," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Certain Information on the Coast Florida P.A." and "Certain Transactions."

     GOVERNMENT REGULATIONS. Business arrangements between dentists and business corporations that provide practice management services are regulated extensively at the state and federal levels, including regulation in the following areas:

          Corporate Practice of Dentistry. The laws of many states prohibit corporations that are not owned entirely by dentists from employing dentists (and in some states, dental hygienists and dental assistants), having control over clinical decision-making, or engaging in other activities that are deemed to constitute the practice of dentistry. Florida law specifically prohibits non-professional corporations from employing dentists and dental hygienists, exercising control over patient records, and making decisions relating to clinical matters, office personnel, hours of practice, pricing, credit, refunds, warranties and advertising. Under Georgia law, dentists may only be employees of professional corporations or associations whose shareholders or members are limited to licensed dentists. Georgia dentists must maintain patient records that document the course of treatment and may not waive co-payment or bill a third party for more than the usual fee. The Company does not employ dentists or dental hygienists and does not exercise control over any prohibited areas. While Dr. Adam Diasti, the sole shareholder of the Coast Florida P.A. and the Coast Georgia P.A., is also a shareholder, director and officer of the Company, he acts independently when making decisions in these areas on behalf of a Coast P.A. and the Company has no control over his decisions in these areas.

          Some states, including Florida and Georgia, also prohibit non-professional corporations from owning, maintaining or operating an office for the practice of dentistry. These laws have generally been construed to permit arrangements under which the dentists are not employed by or otherwise controlled as to clinical matters by the party supplying facilities and non-professional services. Florida law specifically requires that dentists or their professional corporations maintain complete care, custody and control of all equipment and materials used in the practice of dentistry. The Services and Support Agreement between the Company and the Coast Florida P.A. expressly provides that the Company shall not exercise control over any matters that would violate the requirements of Florida law.

          Fee-Splitting and Anti-kickback Laws.

             State Law. Many states also prohibit "fee-splitting" by dentists with any party except other dentists in the same professional corporation or practice entity. In most cases, these laws have been construed as applying to the practice of paying a portion of a fee to another person for referring a patient or otherwise generating business, and not to prohibit payment of reasonable compensation for facilities and services (other than the generation of referrals), even if the payment is based on a percentage of the practice's revenues. The Florida fee-splitting law prohibits paying or receiving any commission, bonus, kickback, or rebate, or engaging in any split-fee arrangement in any form with a dentist for patient referrals to dentists or other providers of health care goods and services. According to a Florida court of appeals decision interpreting this law, it does not prohibit a management fee that is based on a percentage of gross income of a professional practice if the manager does not refer patients to the practice.

             In addition, most states have laws prohibiting paying or receiving any remuneration, direct or indirect, that is intended to induce referrals for health care items or services, including dental items and services.

             Federal Law. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of patients covered by federally funded health care programs such as Medicare and Medicaid, or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service that is covered by a federal program. For this reason, the Services and Support Agreement provides that the Company will not engage in direct marketing to potential sources of business, but will only assist Coast P.A. personnel in these endeavors by providing training, marketing materials and technical assistance.

          Advertising Restrictions. Many states, including Florida, prohibit dentists from using advertising which includes any name other than their own, or from advertising in any manner that is likely to lead a person to believe that a non-dentist is engaged in the practice of dentistry. The Services and Support Agreement provides that all advertising shall conform to these requirements. Florida law also requires all advertising to identify the Florida dentist who assumes total responsibility for the advertisement and may not include the name of a person who is not either actually involved in the practice of dentistry at the advertised location or an owner of the practice being advertised. In Georgia, advertising must contain the name of at least one dentist practicing at the location unless the Georgia Board of Dentistry has approved the use of a trade name. All of the advertisements include the name of Dr. Adam Diasti who owns the dental practices through the Coast Florida P.A. and the Coast Georgia P.A.

          Limitations on Delegation. Some states, including Florida and Georgia, regulate the manner in which dentists delegate certain tasks to non-dentists. In Florida, if a dentist uses a nonlicensed person to prepare orthodontic or prosthetic devices such as dentures, certain record keeping requirements must be met.

     These laws have civil and criminal penalties and have been subject to limited judicial and regulatory interpretation. They are enforced by regulatory agencies that are vested with broad discretion in interpreting their meaning. The Company's agreements and activities have not been examined by federal or state authorities under these laws and regulations. For these reasons, there can be no assurance that review of the Company's business arrangements or the operation of the Dental Centers will not result in determinations that adversely affect the Company's operations or that the long-term Services and Support Agreement or certain of its provisions will not be held invalid and unenforceable. In addition, these laws and their interpretation vary from state to state. The laws and regulations of certain states into which the Company seeks to expand may require the Company to change the form of relationships entered into with dentists in a manner that restricts the Company's operations in those states. See "Business -- Governmental and State Regulations."

     NON-COMPETITION COVENANTS. The Services and Support Agreement requires a Coast P.A. to use its best efforts to enter into employment agreements with the Coast Dentists that include covenants not to compete with a Coast P.A. for a period of two years after termination of employment, and which require the dentists to pay certain specified amounts to a Coast P.A. if this provision is breached. In most states, including Florida and Georgia, a covenant not to compete will be enforced only to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement, does not unreasonably restrain the party against whom enforcement is sought, and is not contrary to the public interest. This determination is made based on all the facts and circumstances of the specific case at the time enforcement is sought. For this reason, one cannot predict with certainty whether a court will enforce such a covenant in a given situation. In addition, no judicial precedents have addressed whether a management company's interest under a management agreement will be viewed as the type of protectable business interest that would permit it to enforce such a covenant or to require a Coast P.A. to enforce such covenants against the Coast Dentists. Furthermore, liquidated damages provisions will not be enforced unless the court determines that the amount is a reasonable estimate of actual damages that would be difficult to ascertain exactly. Since the intangible value of the Services and Support Agreement depends primarily on the ability of a Coast P.A. to preserve its business, which could be harmed if employed dentists went into competition with a Coast P.A., a determination that these provisions will not be enforced could have a significant adverse impact on the Company. See "Business -- Services and Support Agreement."

     COMPETITION. The Company must compete with other companies which seek to acquire the allowable business assets of, provide management and other services to, and affiliate with existing dental practices. The Company is aware of several other companies which are actively engaged in businesses similar to that of the Company, some of which have substantially greater financial resources and longer operating histories than the Company and are located in areas where the Company may seek to expand in the future. The Company assumes that additional companies with similar objectives may enter the Company's markets and compete with the Company and there can be no assurance that the Company will be able to compete effectively with such companies. The business of providing dental services is highly competitive in each of the markets in which the Dental Centers operate. The Coast Dentists compete with other dentists who maintain single offices or operate a single satellite office, as well as with dentists who maintain group practices or operate in multiple offices. Many of these dentists have more established practices in their markets. There can be no assurance that the Coast Dentists will be able to compete effectively with such other dentists. See "Business -- Competition."

     RISKS ASSOCIATED WITH MANAGED CARE CONTRACTS AND CAPITATED FEE ARRANGEMENTS. As an increasing percentage of the population is covered by managed care organizations that provide dental coverage, the Company believes that its success will, in part, be dependent upon its ability to assist a Coast P.A. in negotiating contracts with HMOs and health insurance companies and other third party payors pursuant to which services will be provided on a risk-sharing or capitated basis. Managed care contracts accounted for 33.5% of the Coast Florida P.A.'s revenue for the six month period ended June 30, 1997. Most of these contracts are for one year terms which automatically renew and are terminable by either party on 90 days notice. Under some of these agreements, the health care provider may accept a pre-determined amount per month per patient in exchange for providing all necessary covered services to the patients covered under the agreement. These contracts pass much of the risk of providing care from the payor to the provider. The Company has limited experience in managing capitated fee arrangements and there can be no assurance that the Company will be successful in managing such arrangements. The proliferation of these contracts in markets served by the Company could result in greater predictability of revenue, but less certainty with respect to profitability. There can be no assurance, however, that a Coast P.A. will be able to negotiate satisfactory arrangements on a risk-sharing or "capitated basis." In addition, to the extent that patients or enrollees covered by these contracts require, in the aggregate, more frequent or extensive care than is anticipated, operating margins may be reduced or the revenue derived from these contracts may be insufficient to cover the costs of the services provided. In such circumstances, the Company could incur losses. Any such reduction of earnings or losses could have a material adverse affect on the Company's results of operations. See "Business -- Governmental and State Regulations."

     RISKS ARISING FROM HEALTH CARE REFORM. There can be no assurance that the laws and regulations of the states in which the Company operates will not change or be interpreted in the future either to restrict or adversely affect the Company's relationships with dentists or the operation of Dental Centers. Federal and state governments are currently considering various types of health care initiatives and comprehensive revisions to the health care and health insurance systems. Some of the proposals under consideration, or others that may be introduced, could, if adopted, have a material adverse effect on the Company's financial condition and results of operations. It is uncertain what legislative programs, if any, will be adopted in the future, or what actions Congress or state legislatures may take regarding health care reform proposals or legislation. In addition, changes in the health care industry, such as the growth of managed care organizations and provider networks, may result in lower payments for the services of the Coast Dentists. See "Business -- Governmental and State Regulations."

     COST CONTAINMENT AND REIMBURSEMENT TRENDS. The Company estimates that 62.8% of the revenue of the Coast Florida P.A. is derived from government sponsored health care programs and private third-party payors and has increased significantly in recent periods. The health care industry has experienced a trend toward cost containment as government and private third-party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. The Company believes that these trends may result in a reduction from historical levels in per patient revenue of the Dental Centers. Further reductions in payments to dentists or other changes in reimbursement for health care services could have an adverse affect on the Company's revenue, unless the Dental Centers is otherwise able to offset such payment reductions. There can be no assurance that any of the reduced revenues and operating margins could be offset through cost reductions, increased volume, introduction of new procedures or otherwise. See "Business -- Governmental and State Regulations."

     RISKS OF PROVIDING DENTAL SERVICES. The Coast Dentists provide dental services to the public and are exposed to the risk of professional liability and other claims. Such claims, if successful, could result in substantial damage awards to the claimants which may exceed the limits of any applicable insurance coverage. The Company does not control the practice of dentistry by the Coast Dentists or the compliance with regulatory and other requirements directly applicable to the Coast Dentists and their practices. Each Coast Dentist has undertaken, however, to comply with all applicable regulations and requirements, and the Company is indemnified under its Services and Support Agreement for claims against the Company arising from the performance of dental services provided by the Coast Dentists. The Company maintains liability insurance for itself and is named as an additional insured party on the liability insurance policy of the Coast Dentists. In addition, a Coast P.A., under its Services and Support Agreement, is required to indemnify the Company for losses or liability relating to claims against the Coast Dentists. While the Company believes it has adequate liability insurance coverage, there can be no assurance that a pending or future claim or claims will not be successful and, if successful, will not exceed the limits of available insurance coverage, that such coverage will continue to be available at acceptable costs and on favorable terms. See "Business -- Services and Support Agreement."

     RISKS OF BECOMING SUBJECT TO LICENSURE. Federal and state laws regulate insurance companies, HMOs and certain other managed care organizations. Many states also regulate the establishment and operation of networks of health care providers. In most states, including Florida, these laws do not apply to discounted fee-for-service arrangements. These laws also do not generally apply to networks that are paid on a "capitated" basis, i.e. based on the number of covered persons the network is required to serve without regard to the cost of service actually rendered, unless the entity with which the network provider is contracting is not a licensed health insurer or HMO. There are exceptions to these rules in some states. For example, certain states require a license for a capitated arrangement with any party unless the risk-bearing entity is a professional corporation that employs the professionals. The Company believes that it is in compliance with the laws of the State of Florida with respect to the operation of the Dental Centers and the Company in Florida, but there can be no assurance that interpretations of these laws by the regulatory authorities in Florida or in the states in which the

Company expands will not require licensure or a restructuring of some or all of the Company's operations. In the event that the Company is required to become licensed under these laws, the licensure process can be lengthy and time consuming and, unless the regulatory authority permits the Company to continue to operate while the licensure process is progressing, the Company could experience a material adverse change in its business while the licensure process is pending. In addition, many of the licensing requirements mandate strict financial and other requirements which the Company may not immediately be able to meet. Further, once licensed, the Company would be subject to continuing oversight by and reporting to the respective regulatory agency. The regulatory framework of certain jurisdictions may limit the Company's expansion into, or ability to continue operations within, such jurisdictions if the Company is unable to modify its operational structure to conform with such regulatory framework. Any limitation on the Company's ability to expand could have an adverse effect on the Company. Furthermore, certain states, such as Florida, have recently enacted laws which require nonexempt entities administering managed care contracts with HMOs to register as "fiscal intermediaries" with such states. In the case of Florida, the Company intends to either register with the State of Florida once the state adopts registration procedures or obtain a third-party administrator license from the State of Florida which would then make the Company exempt from the fiscal intermediary registration law. See "Governmental and State Regulations."

     DEPENDENCE ON KEY INDIVIDUALS. The success of the Company is dependent upon the continued services of the Company's senior management. The loss of the services of one or more of these individuals, including the Company's Chairman and Chief Executive Officer, Terek Diasti; its President, Chief Operating Officer and sole owner of the Coast Florida P.A. and the Coast Georgia P.A., Adam Diasti; or its Chief Financial Officer, Joseph R. Smith, could have a material adverse effect on the Company. The Company believes that its future success will also depend in part upon its ability to attract and retain qualified management personnel. Competition for such personnel is intense and the Company competes for qualified personnel with numerous other employers, some of whom have greater financial and other resources than the Company. There can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management."

     CONTROL BY PRINCIPAL STOCKHOLDER. Upon completion of the Offering, Terek Diasti, Adam Diasti and Tim Diasti, through the Diasti Nevada Family Limited Partnership, will own approximately 35.0% of the outstanding shares of Common Stock (33.6% if the underwriters' over-allotment option is exercised in full). Accordingly, these individuals, as a group, will have the ability to control all matters requiring stockholder approval, including the election of the Company's directors and any amendments to the Company's Certificate of Incorporation and Bylaws, and to control the business of the Company. Such control could preclude any acquisition of the Company and could adversely affect the market price of the Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock."

     RISKS RELATED TO INTANGIBLE ASSETS. The Company's pro forma total assets reflect substantial intangible assets in the form of non-compete agreements and dental service agreements. These intangible assets are being amortized over their expected useful lives. There can be no assurance that the value of such intangible assets will ever be realized by the Company. As of June 30, 1997, approximately 29% of the Company's total assets were intangible assets. The dental service agreements amount is being amortized on a straight-line basis over 25 years and the non-compete agreements amount is being amortized on a straight-line basis over a period of three to nine years. The Company's policy is to evaluate on a regular basis whether events and circumstances have occurred that indicate that all or a portion of the carrying amount of such assets may no longer be recoverable, in which case an additional charge to earnings would become necessary. Any future determination requiring the write-off of a significant portion of such unamortized assets would adversely affect the Company's results of operations. See Unaudited Pro Forma Combined Financial Information of the Company.

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have outstanding 7,299,871 shares of Common Stock, of which the 2,000,000 shares sold in the Offering (2,300,000 if the Underwriters' over-allotment option is exercised), the 2,530,000 shares sold in the Company's initial public offering and an additional 106,415 shares will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"). The remaining 2,663,456 shares (the "Restricted Shares") are subject to certain restrictions described below. Holders of 2,657,659 of the Restricted Shares will be eligible to sell a portion of such shares pursuant to Rule 144 ("Rule 144") under the Securities Act, subject to manner of sale, volume, notice and information requirements of Rule 144. Notwithstanding the eligibility of certain shares to be sold following the completion of the Offering, such shares are subject to certain additional restrictions on transfer pursuant to certain agreements described below. See "Shares Eligible for Future Sale."

     The Company, its executive officers and directors and the Selling Stockholders have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers affected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements (the "Lock-up Agreements"). Prudential Securities Incorporated may, at any time and without notice, release all or any portion of the shares subject to such agreements. Sales of substantial amounts of Common Stock in the public market, or the availability of such shares for future sale, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise additional capital through an offering of its equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

     The Company has filed a Form S-8 registration statement under the Securities Act to register all shares of Common Stock subject to then outstanding stock options and Common Stock issuable pursuant to the Incentive Plan. Additionally, the Company expects to file a registration statement promptly following the closing of the Offering to register all shares of Common Stock subject to then outstanding stock options and Common Stock issuable pursuant to the Professionals Plan. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the Lock-up Agreements relating to shares held by executive officers. See "Management" and "Shares Eligible for Future Sale."

     The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities. See "Principle and Selling Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

     Following the Offering the Company may issue Common Stock from time to time in connection with the acquisition of stock or assets of other companies. Securities issued in such transactions may be exempt from registration under the Securities Act.

     CERTAIN ANTI-TAKEOVER PROVISIONS. Certain provisions in the Company's Certificate of Incorporation and Bylaws and Delaware law may make a change in control of the Company more difficult to effect, even if a change in control were in the stockholders' interest. Such provisions include certain super majority voting requirements contained in the Company's Certificate of Incorporation. The Company's Certificate of Incorporation also provides that the Board of Directors is divided into three classes of directors, elected for staggered three-year terms. In addition, the Company's Certificate of Incorporation allows the Board of Directors to determine the terms of preferred stock which may be issued by the Company without approval of the holders of the Common Stock, and thereby enables the Board of Directors to inhibit the ability of the holders of the Common Stock to effect a change in control of the Company. See "Description of Capital Stock -- Certain Provisions of Delaware Law."

     The Company has entered into employment agreements with three executive officers. Such agreements require the Company to pay certain amounts to such employees upon their termination following certain events including a change in control of the Company. Such agreements may inhibit a change in control of the Company. See "Management -- Employment Agreements."

     RESTRICTIONS ON PAYMENT OF DIVIDENDS. The Company's current bank credit facility places certain restrictions on the future payment of dividends. Furthermore, the Company currently intends to retain all future earnings for the operation and expansion of its business and, accordingly, the Company does not anticipate that any dividends will be declared or paid for the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

     The Company was incorporated in August 1992 as Sunshine Health Services Inc., a Florida corporation, and changed its name to Coast Dental, Inc. ("CDI") in August 1994. Effective March 31, 1996, CDI was merged into Coast Dental Services, Inc., a Delaware corporation, for the purpose of reincorporating the Company in the State of Delaware and changing its corporate name. The Company obtains its revenue from the Coast P.A. for providing management services and support to the general dentistry practices at the Dental Centers.

     As of August 31, 1997, the Company was managing 48 Dental Centers located in central and northern Florida. Of the 48 Dental Centers, 16 were internally developed and 32 were acquired by the Company. The Company opened two internally developed Dental Centers in both 1992 and 1993, four in 1994, three in 1995, one in 1996, and four in 1997. The Company added 17 acquired Dental Centers in 1996, including one in January 1996, seven in April 1996, three in September 1996, three in November 1996 and three in December 1996. The Company has added 15 acquired Dental Centers to date in 1997, including three in March 1997, six in April 1997, three in June 1997, one in July 1997 and two in August 1997.

     The address of the Company's executive offices is 6200 Courtney Campbell Causeway, Suite 690, Tampa, Fl. 33607, and its telephone number is (813) 288-1999.

                                THE ACQUISITIONS

1996 ACQUISITIONS

     In January 1996, the Company completed its first acquisition of one Dental Center for a purchase price of $40,000 and in April 1996 acquired seven Dental Centers for a purchase price of $1.8 million. For the year ended December 31, 1995, these eight dental practices produced combined gross revenue of approximately $3.5 million.

     In September 1996, the Company added three separately acquired Dental Centers located in Tampa, Wesley Chapel and Orlando, Florida. The combined purchase price for these three acquired Dental Centers was $620,000. For the year ended December 31, 1995 and the six months ended June 30, 1996, these three dental practices produced combined gross revenue of approximately $1.1 million and $558,000, respectively.

     In November 1996, the Company added three acquired Dental Centers located in Casselberry, Apopka and Waters Edge, Florida. The combined purchase price for these three acquired Dental Centers was $2.5 million. For the year ended December 31, 1995 and the nine months ended September 30, 1996, these three dental practices produced combined gross revenue of approximately $3.4 million and $2.4 million, respectively.

     In December 1996, the Company added three separately acquired Dental Centers located in Gainesville, Kissimmee and Orlando, Florida. The combined purchase price for these three acquired Dental Centers was $375,000. For the year ended December 31, 1995 and the nine months ended September 30, 1996, these three dental practices produced combined gross revenue of approximately $600,000 and $500,000, respectively.

     The acquisitions completed during 1996 are referred to herein as the "1996 Acquisitions." See the Financial Statements and Unaudited Pro Forma Combined Financial Information of the Company.

1997 ACQUISITIONS

     In March 1997, the Company added three acquired Dental Centers located in Oak Ridge, Lake Mary and Maitland, Florida. The combined purchase price of these three acquired Dental Centers was $925,000. For the year ended December 31, 1996 and the three months ended March 31, 1997, these three dental practices produced combined gross revenue of approximately $1.2 million and $426,000, respectively.

     In April 1997, the Company added six acquired Dental Centers located in St. Petersburg (two locations), Port Richey, Palm Harbor, Clearwater, and New Port Richey, Florida. The combined purchase price of these six acquired Dental Centers was $1.7 million. For the year ended December 31, 1996 and the three months ended March 31, 1997, these six dental practices produced combined gross revenue of approximately $3.1 million and $789,000, respectively.

     In June 1997, the Company added three acquired Dental Centers located in Ocala and Kissimmee (two locations), Florida. The combined purchase price of these three acquired Dental Centers was $1.2 million. For the year ended December 31, 1996 and the three months ended March 31, 1997, these three dental practices produced combined gross revenue of approximately $1.8 million and $455,000, respectively.

     In July 1997, the Company added one acquired Dental Center located in New Smyrna Beach, Florida. The purchase price of this acquired Dental Center was $585,000. For the year ended December 31, 1996 and the six months ended June 30, 1997, this dental practice produced gross revenue of approximately $861,000 and $400,000, respectively.

     In August 1997, the Company added two separately acquired Dental Centers located in Punta Gorda and Cape Coral, Florida. The combined purchase price of these two acquired Dental Centers was $720,000. For the year ended December 31, 1996 and the six months ended June 30, 1997, these two dental practices produced gross revenue of approximately $1.1 million and $601,000, respectively.

     The acquisitions completed after June 30, 1997 are collectively referred to herein as the "Recent Acquisitions." The acquisitions completed during 1997 are collectively referred to herein as the "1997 Acquisitions."

              RELATIONSHIP BETWEEN THE COMPANY AND THE COAST P.A.

     The Company provides management services to 48 Dental Centers located in Florida pursuant to the Services and Support Agreement with the Coast Florida P.A., which is wholly-owned and controlled by Dr. Adam Diasti. A Coast P.A. receives its revenue from payments by or for the account of patients, while the Company receives fees from a Coast P.A. for providing management services and support to the Dental Centers pursuant to its Services and Support Agreement. The Coast Dentists and dental hygienists practicing in the Dental Centers are employed and compensated by the Coast P.A. The Company employs and compensates all administrative and support staff, including receptionists, office managers and dental assistants located in each Dental Center.

     The Company provides management and administrative services to the Dental Centers, thus allowing the Coast Dentists to focus exclusively on the provision of general dental care. The Coast P.A. maintains full control over the dental practices of the Coast Dentists and sets prices for all dental services. The Coast P.A. makes all final decisions regarding advertising and marketing programs related to its practice while the Company assists in the development and implementation of advertising and marketing programs. The Company purchases all non-dental inventory and supplies and, as directed by the Coast P.A., all dental inventory and supplies for each Dental Center.

     The Company assists in marketing the Coast Dental Network to HMOs, health insurance companies and other third-party payors who have an established presence in regional markets served, or expected to be served, by a Coast P.A. The Company assists the Coast P.A. in negotiating managed care contracts with managed care companies, to be entered into by, and at the sole discretion of, the Coast P.A.

     The Company has expanded and expects to continue to expand through the addition of internally developed and acquired Dental Centers. When the Company acquires an existing dental office, the Company acquires the assets to the extent permitted by law. Typically, the Company acquires the dental office lease and all dental and office equipment. The Coast P.A. acquires the patient lists, patient records and related assets, and enters into employment agreements with the acquired practice's dentists and hygienists to staff the Dental Centers. The Company also opens internally developed Dental Centers in conjunction with a Coast P.A. which become subject to a Services and Support Agreement. When opening internally developed Dental Centers, the Company provides the dental office and all the necessary equipment and support staff while the Coast P.A. provides dentists and dental hygienists. The patient lists and records are the property of the Coast P.A.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,600,000 shares of Common Stock offered by the Company (after deducting underwriting discounts and commissions and estimated offering expenses), based upon an assumed offering price of $22.50, the last reported sales price for the Common Stock on the Nasdaq National Market at August 25, 1997, are estimated to be approximately $33.5 million ($39.9 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The Company intends to use the net proceeds from the Offering to finance the expansion of the Company through the addition of both internally developed and acquired Dental Centers. Pending such uses, the net proceeds will be invested in short-term, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States government.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock has been listed on the Nasdaq National Market under the symbol "CDEN" since February 11, 1997. The following table sets forth, for the periods indicated, the range of high and low sales prices per share of Common Stock for the period, as reported by the Nasdaq National Market:

1997                                                           HIGH     LOW
----                                                          ------   ------
First Quarter (beginning February 11, 1997).................  $14.00   $10.25
Second Quarter..............................................   15.75    12.50
Third Quarter (through August 25, 1997).....................   24.88    14.25

     On August 25, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $22.50 per share and the number of holders of record of the Common Stock was approximately 68.

                                DIVIDEND POLICY

     The Company has not paid or declared any dividends since its inception other than cash distributions of $643,000 to stockholders to pay federal income taxes on taxable income earned by the Company through February 10, 1997 as an S Corporation. See Note 2 to Notes to Financial Statements. The Company currently intends to retain all future earnings for the operation and expansion of its business and, accordingly, the Company does not anticipate that any dividends will be declared or paid on the Common Stock for the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. The Company's current bank credit facility places certain restrictions on the future payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the current portion of long-term debt and the capitalization of the Company as of June 30, 1997, (i) on an actual basis,
(ii) on a pro forma basis to give effect to the Recent Acquisitions and (iii) as adjusted to give effect to the sale of the 1,600,000 shares of Common Stock offered by the Company hereby, which, based upon an assumed public offering price of $22.50 per share, are estimated to be approximately $33.5 million (after deducting underwriting discounts and commissions and estimated offering expenses). This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Unaudited Pro Forma Combined Financial Information and related Notes thereto included elsewhere in this Prospectus.

                                                                        JUNE 30, 1997
                                                              ---------------------------------
                                                                                     PRO FORMA
                                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                                              -------   ---------   -----------
                                                                       (IN THOUSANDS)
Current portion of long-term debt and capital lease
  obligations...............................................  $   290    $   344      $   344
Long-term debt and capital lease obligations................      523        721          721
Stockholders' equity(1):
  Common Stock: $.001 par value; 50,000,000 shares
     authorized, 5,700,000, shares outstanding and
     7,299,871, shares outstanding, pro forma as adjusted...        6          6            8
  Additional paid-in capital................................   16,233     16,333       49,831
  Retained earnings.........................................      986        986          986
                                                              -------    -------      -------
          Total stockholders' equity........................   17,225     17,325       50,825
                                                              -------    -------      -------
          Total capitalization..............................  $18,038    $18,734      $51,890
                                                              =======    =======      =======

---------------

(1) Excludes 900,000 shares of Common Stock reserved for future issuance pursuant to the Plans. At June 30, 1997, options to purchase approximately 250,000 shares of Common Stock have been granted under the Plans, at a weighted average exercise price of approximately $8.51 per share, of which approximately 46,000 are presently exercisable. See "Management -- The Plans," "Shares Eligible for Future Sale," and Note 12 to the Notes to Financial Statements of the Company.

                       SELECTED PRO FORMA FINANCIAL DATA

     The pro forma financial data are derived from the Unaudited Pro Forma Combined Financial Information of the Company appearing elsewhere in this Prospectus. The Pro Forma Statement of Operations Data presented in the following table for the year ended December 31, 1996 give effect to (i) the 1996 Acquisitions and the 1997 Acquisitions, (ii) the Company's entering into the Services and Support Agreement with the Coast Florida P.A. on October 1, 1996, and (iii) the Company's Initial Public Offering and the application of the net proceeds therefrom, as if they had occurred at January 1, 1996. The Pro Forma Statement of Operations Data for the six months ended June 30, 1997 give effect to (i) the 1997 Acquisitions and (ii) the Initial Public Offering, as if they had occurred at January 1, 1997. The Pro Forma Balance Sheet Data presented in the following table at June 30, 1997 give effect to (i) the Recent Acquisitions and (ii) the consummation of the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds", as if they had occurred as of June 30, 1997.

     The pro forma financial data should be read in conjunction with the Unaudited Pro Forma Combined Financial Information of the Company and the related notes thereto included elsewhere in this Prospectus. Management believes the assumptions used in the Unaudited Pro Forma Combined Financial Information provide a reasonable basis on which to present the pro forma financial data. The pro forma financial data are provided for informational purposes only and should not be construed to be indicative of the Company's financial position or results of operations had the transactions and events described in the notes thereto been consummated on the dates assumed and are not intended to project the Company's financial condition or results of operations on any future date or for any future period.

                                                                 YEAR ENDED       SIX MONTHS ENDED
                                                              DECEMBER 31, 1996    JUNE 30, 1997
                                                              -----------------   ----------------
                                                              (IN THOUSANDS EXCEPT PER SHARE DATA)
PRO FORMA STATEMENT OF OPERATIONS DATA:
Net revenue.................................................      $ 17,870            $ 10,114
Dental Center expenses:
  Staff salaries............................................         5,454               3,037
  Dental supplies and lab fees..............................         2,875               1,626
  Advertising...............................................           976                 553
  Rent......................................................         2,202               1,173
  Depreciation and other....................................         1,324                 551
                                                                  --------            --------
Total Dental Center expenses................................        12,831               6,940
                                                                  --------            --------
Gross profit................................................         5,039               3,174
  General and administrative expenses.......................         1,430                 821
  Depreciation and amortization.............................           346                 179
                                                                  --------            --------
Operating income............................................         3,263               2,174
  Interest (expense) income -- net..........................          (294)                 97
                                                                  --------            --------
Income before income taxes..................................         2,969               2,271
  Income tax expense........................................        (1,157)               (886)
                                                                  --------            --------
  Net income................................................      $  1,812            $  1,385
                                                                  ========            ========
Earnings per share..........................................      $   0.45            $   0.26
                                                                  ========            ========

                                                              JUNE 30, 1997
                                                              --------------
                                                              (IN THOUSANDS)
PRO FORMA BALANCE SHEET DATA:
Working capital.............................................     $ 41,805
Total assets................................................       53,348
Long-term debt, including current maturities................        1,065
Stockholders' equity........................................       50,825

      See Notes to the Unaudited Pro Forma Combined Financial Information

                            SELECTED FINANCIAL DATA

     The following selected financial data with respect to the Company's Statements of Operations Data for the years ended December 31, 1993, 1994, 1995 and 1996, and the Company's Balance Sheet Data as of December 31, 1994, 1995 and 1996, are derived from the Financial Statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The selected financial data presented below for the year ended December 31, 1992 and for the six months ended June 30, 1996 and 1997 are unaudited and were prepared by management of the Company on the same basis as the audited Financial Statements included elsewhere herein and, in the opinion of management of the Company, include all adjustments necessary to present fairly the information set forth therein. The results for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year ending December 31, 1997 or future periods. The following data should be read in conjunction with the Financial Statements of the Company and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Coast Dental Center Locations" included elsewhere in this Prospectus.

                                                                                                              SIX MONTHS
                                                                                                                 ENDED
                                                                     YEAR ENDED DECEMBER 31,                   JUNE 30,
                                                         -----------------------------------------------   -----------------
                                                          1992      1993      1994      1995      1996      1996      1997
                                                         -------   -------   -------   -------   -------   -------   -------
                                                                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenue..........................................  $   398   $ 1,194   $ 1,868   $ 3,325   $ 8,128   $ 3,351   $ 7,936
  Dental Center expenses
    Staff salaries.....................................       63       291       446       863     2,324       947     2,414
    Dental supplies and lab fees.......................       35       166       385       557     1,203       444     1,160
    Advertising........................................       71       155       221       351       675       262       507
    Rent...............................................       33       140       218       296       811       305       766
    Depreciation and other.............................       52       100       163       286       438       214       363
                                                         -------   -------   -------   -------   -------   -------   -------
  Total Dental Center expenses.........................      254       852     1,433     2,353     5,451     2,172     5,210
                                                         -------   -------   -------   -------   -------   -------   -------
    Gross profit.......................................      144       342       435       972     2,677     1,179     2,726
  General and administrative expenses..................       --       296       580       682       950       433       751
  Depreciation and amortization........................       11        10         5        15       140        53       143
                                                         -------   -------   -------   -------   -------   -------   -------
    Operating income (loss)............................      133        36      (150)      275     1,587       693     1,832
  Interest (expense) income -- net.....................       (9)      (30)      (32)      (50)     (184)      (60)      114
                                                         -------   -------   -------   -------   -------   -------   -------
  Income (loss) before income taxes....................      124         6      (182)      225     1,403       633     1,946
  Income tax (expense).................................       --        --        --        --        --        --      (617)
                                                         -------   -------   -------   -------   -------   -------   -------
  Net income (loss)....................................  $   124   $     6   $  (182)  $   225   $ 1,403   $   633   $ 1,329
                                                         =======   =======   =======   =======   =======   =======   =======
  Pro forma income tax (expense) benefit(1)............      (50)       (2)       73       (90)     (547)     (247)     (142)
                                                         -------   -------   -------   -------   -------   -------   -------
  Pro forma net income (loss)(1).......................  $    74   $     4   $  (109)  $   135   $   856   $   386   $ 1,187
                                                         =======   =======   =======   =======   =======   =======   =======
  Earnings per share...................................                                          $  0.40   $  0.18   $  0.26
  Pro forma earnings per share.........................                                             0.24      0.11      0.23
  Weighted average shares outstanding(000s)............                                            3,500     3,500     5,211
SELECTED OPERATING DATA:
  Dental Centers(2)....................................        2         4         8        11        29        19        45
  Gross revenue per Dental Center(3)...................       NA        NA   $   535   $   590   $   635   $   302   $   385
  Coast Dentists(2)....................................        2         4         8        10        35        21        64
  Dental chairs(2).....................................       11        22        38        48       148        82       221
  Patient visits.......................................       NA    11,881    19,346    42,005   100,949    39,349    94,734
  Patient visits per dental chair(4)...................       NA       735       736       918     1,263       574       593

                                                                                                                      JUNE
                                                                          DECEMBER 31,                                 30,
                                                         -----------------------------------------------             -------
                                                          1992      1993      1994      1995      1996                1997
                                                         -------   -------   -------   -------   -------             -------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit)............................  $   (24)  $  (228)  $  (496)  $  (168)  $  (816)            $ 8,990
  Total assets.........................................      376       583       914     1,198     7,969              19,496
  Long-term debt, including current maturities.........      172       210       385       608     4,649                 813
  Stockholders' equity.................................      126       132       (50)      175     1,464              17,225

---------------

(1) Pro forma adjusted to reflect a 39% income tax rate as if the Company was taxed as a C Corporation during the periods presented. The Company converted to a C Corporation on February 11, 1997. See "Selected Pro Forma Financial Data."
(2) Presented as of the end of the period.
(3) Includes only Dental Centers open for at least one year as of the beginning of the period, so that two Dental Centers are included for 1994, four Dental Centers are included for 1995, eight Dental Centers are included for 1996 and the six months ended June 30, 1996 and 12 Dental Centers are included for the six months ended June 30, 1997.
(4) Includes only Dental Centers that were open for the entire period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company opened its first Dental Center in May 1992, and to date has opened 16 internally developed Dental Centers and added 32 acquired Dental Centers. The Company derives its revenue through fees earned from the Coast P.A. for providing management services and support at the Dental Centers. The Company provides management services to 48 Dental Centers, located in central and northern Florida. As of August 26, 1997, 64 Coast Dentists were employed by the Coast Florida P.A., serving over 328,000 patients. The Company expects to expand the Coast Dental Network in new and existing markets through the addition of internally developed and acquired Dental Centers.

     Pursuant to the Services and Support Agreement with a Coast P.A., the Company provides management services and support to facilitate the development and growth of Dental Centers. Operating expenses at the Dental Centers, with the exception of compensation paid to the Coast Dentists and dental hygienists, are expenses of the Company and are recognized as incurred. Since October 1, 1996, the services and support fee paid by the Coast Florida P.A. has been 76% of the Dental Centers' gross revenue. Prior to October 1, 1996, the services and support fee paid by the Coast Florida P.A. to the Company averaged 78.5% of the Dental Centers' gross revenue. In conjunction with the Company's expansion into Atlanta, Georgia, the Company expects to enter into a Services and Support Agreement with the Coast Georgia P.A. to manage the Dental Centers in Georgia. The Coast Georgia P.A. is expected to pay a services and support fee, equal to approximately 74% of the gross revenue of the Coast Georgia P.A.'s Dental Centers, to the Company. The Company pays, out of the services and support fee, all of the operating and nonoperating expenses incurred by a Coast P.A. at the Dental Centers, except for the salaries and benefits of the Coast Dentists and hygienists, federal and state income taxes, and bad debt and other expenses designated as an expense of a Coast P.A. If the current fee had been charged by the Company instead of the previously agreed fees for the years ended December 31, 1994, 1995 and 1996, the fees earned by the Company would have been reduced by approximately $128,000, $74,000 and $263,000, respectively. Effective June 1, 1997 the Company has agreed to pay a Coast P.A. the sum of $50,000 in connection with each internally developed Dental Center it commits to open, in consideration for a Coast P.A.'s agreement to expand the Service and Support Agreement to include the new internally developed Dental Centers. See "Risk Factors -- Dependence on the Coast P.A. and the Coast Dentists" and "Certain Transactions."

     The Company opened two internally developed Dental Centers in both 1992 and 1993, four in 1994, three in 1995 and one in 1996. In June and July 1997, the Company opened four internally developed Dental Centers located in Palm Bay, Highland, Sarasota and Venice, Florida. In addition, the Company currently has seven internally developed Dental Centers under construction in central Florida and Atlanta, Georgia, with the Company's first Dental Center located in Atlanta, Georgia scheduled to open by September 30, 1997. The average cost to the Company of an internally developed Dental Center has been approximately $150,000, which includes the cost of equipment, leasehold improvements and working capital associated with initial operations. At internally developed Dental Centers, profitability to the Company has been attained in an average of three to four months from opening.

     The 1996 Acquisitions resulted in the addition of 17 acquired Dental Centers located in central and northern Florida. The combined purchase price for these acquired Dental Centers was $5.3 million, consisting of $1.2 million in cash and $4.1 million in promissory notes. On a pro forma basis, had the 1996 Acquisitions occurred at the beginning of 1996, the Company would have recorded $3.8 million in net revenue for such period.

     During the six months ended June 30, 1997, the Company added a total of 12 acquired Dental Centers located in central and northern Florida. The combined purchase price for these acquired Dental Centers was $3.9 million, consisting of $2.7 million in cash, $967,000 in promissory notes and the assumption of $171,000 in liabilities. On a pro forma basis, had these acquisitions occurred at the beginning of 1996, the Company would have recorded $9.8 million and $4.3 million in net revenue for 1996 and the six months ended June 30, 1997, respectively.

     In July 1997, the Company acquired one Dental Center located in New Smyrna Beach, Florida. The purchase price for this acquired Dental Center was $585,000, consisting of $285,000 in cash, 5,797 shares of the Company's Common Stock and $200,000 in promissory notes. On a pro forma basis, had this acquisition occurred at the beginning of 1996, the Company would have recorded $654,000 and $328,000 in net revenue for 1996 and the six months ended June 30, 1997, respectively.

     In August 1997, the Company separately acquired two Dental Centers located in Punta Gorda and Cape Coral, Florida. The combined purchase price for these acquired Dental Centers was $720,000, consisting of $360,000 in cash and $360,000 in promissory notes. On a pro forma basis, had these acquisitions occurred at the beginning of 1996, the Company would have recorded $1.1 million and $601,000 in net revenue for 1996 and the six months ended June 30, 1997, respectively.

     The Coast Florida P.A. currently derives its revenue from a combination of sources, including fees paid by private pay patients, indemnity insurance reimbursements and capitation payments from managed care companies. Medicaid reimbursements currently account for approximately 2.4% of the revenue of the Coast Florida P.A. The Coast Florida P.A. currently maintains 11 capitated managed care contracts.

     The following table outlines the payor mix for the Coast Florida P.A.'s revenue for the periods presented:

                                                            YEARS ENDED
                                                            DECEMBER 31         SIX MONTHS
                                                       ---------------------       ENDED
                                                       1994    1995    1996    JUNE 30, 1997
                                                       -----   -----   -----   -------------
Self-pay.............................................  100.0%   65.0%   55.0%       37.3%
HMOs.................................................     --    22.0    26.0        33.5
Private insurers.....................................     --    12.0    17.0        26.8
Medicaid.............................................     --     1.0     2.0         2.4
                                                       -----   -----   -----       -----
          Total......................................  100.0%  100.0%  100.0%      100.0%
                                                       =====   =====   =====       =====

     Prior to the Initial Public Offering, the Company had been an S Corporation for federal income tax purposes. The Company's S Corporation status terminated upon the consummation of the Initial Public Offering.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of net revenue (consisting of management fees derived pursuant to the Services and Support Agreement), certain items in the Company's statements of operations for the periods indicated:

                                                                             SIX MONTHS
                                              YEARS ENDED DECEMBER 31,        JUNE 30,
                                             --------------------------    --------------
                                              1994      1995      1996     1996     1997
                                             ------    ------    ------    -----    -----
Net revenue..............................     100.0%    100.0%    100.0%   100.0%   100.0%
                                              -----     -----     -----    -----    -----
Dental Center expenses:
  Staff salaries.........................      23.9      26.0      28.6     28.3     30.4
  Dental supplies and lab fees...........      20.6      16.7      14.8     13.2     14.6
  Advertising............................      11.8      10.6       8.3      7.8      6.4
  Rent...................................      11.7       8.9      10.0      9.1      9.7
  Depreciation and other.................       8.7       8.6       5.4      6.4      4.5
                                              -----     -----     -----    -----    -----
Total Dental Center expenses.............      76.7      70.8      67.1     64.8     65.6
                                              -----     -----     -----    -----    -----
  Gross profit...........................      23.3      29.2      32.9     35.2     34.4
                                              -----     -----     -----    -----    -----
General and administrative expenses......      31.0      20.5      11.7     12.9      9.5
Depreciation and amortization............       0.3       0.5       1.7      1.6      1.8
                                              -----     -----     -----    -----    -----
  Operating income (loss)................      (8.0)      8.2      19.5     20.7     23.1
Interest (expense) income -- net.........      (1.7)     (1.5)     (2.3)    (1.8)     1.4
                                              -----     -----     -----    -----    -----
Income (loss) before income taxes........      (9.7)      6.7      17.2     18.9     24.5
Income tax (expense).....................        --        --        --       --     (7.8)
                                              -----     -----     -----    -----    -----
Net income (loss)........................      (9.7)%     6.7%     17.2%    18.9%    16.7%
                                              =====     =====     =====    =====    =====
Pro forma income tax (expense) benefit...       3.9      (2.7)     (6.7)    (7.4)    (1.7)
                                              -----     -----     -----    -----    -----
Pro forma net income (loss)..............      (5.8)%     4.0%     10.5%    11.5%    15.0%
                                              =====     =====     =====    =====    =====

  Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

     Net Revenue. Net revenue increased 136.9% from $3.4 million for the six months ended June 30, 1996 to $7.9 million for the six months ended June 30, 1997. This increase was caused primarily by a 31.0% increase in net revenue attributable to the 12 comparable Dental Centers (Dental Centers that were open throughout the periods being compared), which accounted for $837,000 of the net revenue increase; the three internally developed Dental Centers opened in 1997, which accounted for $174,000 of the increase; the 17 acquired Dental Centers added in 1996, which accounted for $2.8 million of the increase; and the 12 acquired Dental Centers added in 1997, which accounted for $844,000 of the increase. Capitation payments received from 11 managed care contracts during the six months ended June 30, 1997 accounted for $550,000 of this increase. Increases in net revenue are primarily driven by increases in patient visits. Patient visits increased 140.7% from 39,349 for the six months ended June 30, 1996 to 94,734 for the six months ended June 30, 1997. This increase was caused primarily by an increase of 10,117 patient visits at the 12 comparable Dental Centers, an increase of 2,537 patient visits at the three internally developed Dental Centers, an increase of 33,521 patient visits at the 17 acquired Dental Centers added in 1996 and an increase of 9,210 patient visits at the 12 acquired Dental Centers added in 1997.

     Staff Salaries. Staff salaries increased 154.9% from $947,000 for the six months ended June 30, 1996 to $2.4 million for the six months ended June 30, 1997. This increase in staff salaries was caused primarily by an increase in salaries of $265,000 for the 12 comparable Dental Centers, $78,000 for the three internally developed Dental Centers opened in 1997, $832,000 for the 17 acquired Dental Centers added in 1996 and $292,000 for the 12 acquired Dental Centers added in 1997. Staff salaries include the compensation paid to the administrative staff at each Dental Center, including the dental assistants, office managers, sterilization technicians and front desk managers. As a percentage of net revenue, staff salaries increased from 28.3% for the six months ended June 30, 1996 to 30.4% for the six months ended June 30, 1997. This increase was caused primarily by an increase in staffing due to the addition of internally developed and acquired Dental Centers which was slightly offset by staff levels at the 12 comparable Dental Centers remaining relatively constant while net revenue increased. While an internally developed Dental Center can operate with a relatively limited dental staff in the early stages of its development, the services of a dentist, dental hygienist, dental assistant and front desk manager are still necessary. As a result, staff salaries as a percentage of net revenue will typically be higher in the first six months of operation until patient visits are increased. In addition, for acquired Dental Centers, staff salaries as a percentage of net revenue will typically be higher in the first three to six months following an acquisition as the Company implements the Coast Operating Model to increase productivity and efficiency.

     Dental Supplies and Lab Fees. Dental supplies and lab fees increased 161.2% from $444,000 for the six months ended June 30, 1996 to $1.2 million for the six months ended June 30, 1997. This increase was caused primarily by an increase in patient visits and dental services provided at the 12 comparable Dental Centers, the three internally developed Dental Centers and the 29 acquired Dental Centers. As a percentage of net revenue, dental supplies and lab fees increased from 13.2% for the six months ended June 30, 1996 to 14.6% for the six months ended June 30, 1997. This increase was caused primarily by the addition of the 29 acquired Dental Centers. Dental supplies and lab fees as a percentage of net revenue will typically be higher in the first three to six months following an acquisition as the Company implements the Coast Operating Model to increase productivity and efficiency.

     Advertising. Advertising expense increased 93.7% from $262,000 for the six months ended June 30, 1996 to $507,000 for the six months ended June 30, 1997. This increase was caused primarily by implementation of a more aggressive advertising program for the acquired Dental Centers. As a percentage of net revenue, advertising expense decreased from 7.8% for the six months ended June 30, 1996 to 6.4% for the six months ended June 30, 1997. This decrease was caused primarily by an increase in market penetration by comparable Dental Centers while advertising expenses remained relatively constant for those Dental Centers.

     Rent. Rent expense increased 151.0% from $305,000 for the six months ended June 30, 1996 to $766,000 for the six months ended June 30, 1997. This increase was caused primarily by the addition of the three internally developed Dental Centers, the 17 acquired Dental Centers in 1996 and the 12 acquired Dental Centers in 1997. As a percentage of net revenue, rent expense increased from 9.1% for the six months ended June 30, 1996 to 9.7% for the six months ended June 30, 1997. This increase was caused primarily by higher rent expense associated with the 17 acquired Dental Centers in 1996 and the 12 acquired Dental Centers in 1997.

     Other Expenses. Other expenses increased 69.9% from $214,000 for the six months ended June 30, 1996 to $363,000 for the six months ended June 30, 1997. This increase was caused primarily by increases in insurance costs, credit card discounts and other costs, which accounted for $30,000 of the increase, and depreciation expense associated with the addition of the 32 Dental Centers, which accounted for $119,000 of the increase. As a percentage of net revenue, other expenses decreased from 6.4% for the six months ended June 30, 1996 to 4.5% for the six months ended June 30, 1997. This decrease was caused primarily by increased economies of scale associated with the increasing number of patient visits.

     General and Administrative Expenses. General and administrative expenses increased 73.5% from $433,000 for the six months ended June 30, 1996 to $751,000 for the six months ended June 30, 1997. This increase was caused primarily by an increase in corporate administrative salaries, which accounted for $215,000 of the increase, professional fees due to the change from a private to a publicly-held company, which accounted for $53,000 of the increase, and rent and insurance costs due to the growth of the Company, which accounted for $50,000 of the increase. As a percentage of net revenue, general and administrative expenses decreased from 12.9% for the six months ended June 30, 1996 to 9.5% for the six months ended June 30, 1997. This decrease was caused primarily by economies of scale realized through the centralization of Dental Center management. General and administrative expenses primarily consist of expenses incurred at the corporate office.

     Depreciation and Amortization. Depreciation and amortization expense increased 170.5% from $53,000 for the six months ended June 30, 1996 to $143,000 for the six months ended June 30, 1997. As a percentage of net revenue, depreciation and amortization expense increased from 1.6% for the six months ended June 30,

1996 to 1.8% for the six months ended June 30, 1997. This increase was caused primarily by equipment purchases and leasehold improvements at the Company's new corporate headquarters.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Net Revenue. Net revenue increased 144.5% from $3.3 million for the year ended December 31, 1995 to $8.1 million for the year ended December 31, 1996. This increase was caused primarily by a 38.7% increase in net revenue attributable to the eight comparable Dental Centers, which accounted for $1.1 million of the increase; the three internally developed Dental Centers opened in 1995, which accounted for $964,000 of the increase; and the 17 acquired Dental Centers added in 1996, which accounted for $2.7 million of the increase. Capitation payments received from 11 managed care contracts during the year ended December 31, 1996 accounted for $975,000 of this increase. Patient visits increased 140.3% from 42,005 for the year ended December 31, 1995 to 100,949 for the year ended December 31, 1996. This increase was caused primarily by an increase of 13,457 patient visits at the eight comparable Dental Centers, an increase of 13,291 patient visits at the three internally developed Dental Centers and 32,085 patient visits at the 17 acquired Dental Centers.

     Staff Salaries. Staff salaries increased 169.3% from $863,000 for the year ended December 31, 1995 to $2.3 million for the year ended December 31, 1996. This increase in staff salaries was caused primarily by an increase in salaries of $287,000 for the eight comparable Dental Centers, $271,000 increase for the three internally developed Dental Centers and $898,000 for the 17 acquired Dental Centers. As a percentage of net revenue, staff salaries increased from 26.0% for the year ended December 31, 1995 to 28.6% for the year ended December 31, 1996. The increase was caused primarily by the increase in staffing due to the addition of internally developed and acquired Dental Centers which was somewhat offset by staff levels at the eight comparable Dental Centers remaining relatively constant while net revenue increased.

     Dental Supplies and Lab Fees. Dental supplies and lab fees increased 116.1% from $557,000 for the year ended December 31, 1995 to $1.2 million for the year ended December 31, 1996. This increase was caused primarily by the increase in patient visits and dental services provided at the eight comparable Dental Centers, the three internally developed and the 17 acquired Dental Centers. As a percentage of net revenue, dental supplies and lab fees decreased from 16.7% for the year ended December 31, 1995 to 14.8% for the year ended December 31, 1996. This decrease was caused primarily by the Company changing suppliers in October 1995 and negotiating a more favorable supply agreement. In addition, as the Coast Dental Network expands into new markets, changing demographics have caused crowns and dentures as a percentage of total product mix to decrease. Crowns and dentures result in lab fees not incurred with other dental products and procedures.

     Advertising. Advertising expense increased 92.5% from $351,000 for the year ended December 31, 1995 to $675,000 for the year ended December 31, 1996. This increase was caused primarily by implementation of a more aggressive advertising program for the 17 acquired Dental Centers. As a percentage of net revenue, advertising expense decreased from 10.6% for the year ended December 31, 1995 to 8.3% for the year ended December 31, 1996. This decrease was caused primarily by an increase in market penetration by comparable Dental Centers while advertising expenses remained relatively constant for those Centers.

     Rent. Rent expense increased 174.1% from $296,000 for the year ended December 31, 1995 to $811,000 for the year ended December 31, 1996. This increase was caused primarily by the addition of the three internally developed Dental Centers and the 17 acquired Dental Centers. As a percentage of net revenue, rent expense increased from 8.9% for the year ended December 31, 1995 to 10.0% for the year ended December 31, 1996. This increase was caused primarily by higher rent expense associated with the 17 acquired Dental Centers.

     Other Expenses. Other expenses increased 52.7% from $287,000 for the year ended December 31, 1995 to $438,000 for the year ended December 31, 1996. This increase was caused primarily by increases in insurance costs, credit card discounts and other costs, which accounted for $85,000 of the increase, and depreciation expense, associated with the addition of the eighteen Dental Centers, which accounted for $66,000 the increase. As a percentage of net revenue, other expenses decreased from 8.6% for the year ended

December 31, 1995 to 5.4% for the year ended December 31, 1996. This decrease was caused primarily by increased economies of scale associated with the increasing number of patient visits.

     General and Administrative Expenses. General and administrative expenses increased 39.3% from $682,000 for the year ended December 31, 1995 to $950,000 for the year ended December 31, 1996. This increase was caused primarily by corporate administrative salaries increasing, which accounted for $333,000 of the increase, and a decrease in other general and administrative expenses of $65,000. As a percentage of net revenue, general and administrative expenses decreased from 20.5% for the year ended December 31, 1995 to 11.7% for the year ended December 31, 1996. This decrease was caused primarily by economies of scale realized through the centralization of Dental Center management.

     Depreciation and Amortization. Depreciation and amortization expense increased 821.5% from $15,000 for the year ended December 31, 1995 to $140,000 for the year ended December 31, 1996. As a percentage of net revenue, depreciation and amortization expense increased from 0.5% for the year ended December 31, 1995 to 1.7% for the year ended December 31, 1996. This increase was caused primarily by the recognition of amortization expense in 1996 related to a covenant not to compete agreement pursuant to the Volusia Acquisition, which accounted for $83,000 of the increase, and depreciation expense incurred at the corporate office which accounted for $27,000 of the increase.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net Revenue. Net revenue increased 78.0% from $1.9 million for 1994 to $3.3 million for 1995. This increase was caused primarily by a 14.2% increase in net revenue attributable to the four comparable Dental Centers, all of which were internally developed and accounted for $224,000 of the net revenue increase; the four internally developed Dental Centers that were opened during 1994, which accounted for $431,000 of the increase and; the three internally developed Dental Centers opened in 1995, which accounted for $802,000 of the increase. Capitation payments received from 11 managed care contracts during 1995 accounted for approximately $20,000 of the increase. Patient visits increased 117.1% from 19,346 in 1994 to 42,005 in 1995. This increase was caused primarily by an increase of 6,509 patient visits at the four comparable Dental Centers, an increase of 6,228 patient visits at the four internally developed Dental Centers opened in 1994 and an increase of 9,922 patient visits at the three internally developed Dental Centers opened in 1995.

     Staff Salaries. Staff salaries increased 93.8% from $446,000 in 1994 to $863,000 in 1995. This increase was caused primarily by the increase in staff related to the addition of the four internally developed Dental Centers in 1994 and the three internally developed Dental Centers in 1995. As a percentage of net revenue, staff salaries increased from 23.8% in 1994 to 26.0% in 1995. This increase was caused primarily by the opening of internally developed Dental Centers in 1994 and 1995. Staff salaries at the comparable Dental Centers remained relatively constant.

     Dental Supplies and Lab Fees. Dental supplies and lab fees increased 44.5% from $385,000 in 1994 to $557,000 in 1995. This increase was primarily caused by the increase in patient visits and dental services provided at the four comparable Dental Centers, the four internally developed Dental Centers opened in 1994 and the three internally developed Dental Centers opened in 1995. As a percentage of net revenue, dental supplies and lab fees decreased from 20.6% in 1994 to 16.7% in 1995. This decrease was caused primarily by the Company changing suppliers in October 1995 and negotiating a more favorable supply agreement. In addition, as the Coast Dental Network expands into new markets, changing demographics have caused crowns and dentures as a percentage of the total product mix to decrease.

     Advertising. Advertising expense increased 58.6% from $221,000 in 1994 to $351,000 in 1995. This increase was caused primarily by the increased advertising for the four internally developed Dental Centers opened in 1994 and the three internally developed Dental Centers opened in 1995. As a percentage of net revenue, advertising expense decreased from 11.7% in 1994 to 10.6% in 1995. This decrease was caused primarily by increased economies of scale in advertising achieved through greater market penetration.

     Rent. Rent expense increased 35.8% from $218,000 in 1994 to $296,000 in 1995. This increase was caused primarily by the addition of the four internally developed Dental Centers opened in 1994 and the three internally developed Dental Centers opened in 1995. Rent expense at the four comparable Dental Centers remained relatively constant. As a percentage of net revenue, rent expense decreased from 11.7% in 1994 to 8.9% in 1995. This decrease was caused primarily by the increase in net revenue at comparable Dental Centers and the seven internally developed Dental Centers more than offsetting the increase in rent expense.

     Other Expenses. Other expenses increased 76.1% from $163,000 in 1994 to $286,000 in 1995. This increase was caused primarily by increases in insurance costs, credit card discounts and expenses related to the three internally developed Dental Centers opened during 1995, which accounted for $92,000 of the increase, and depreciation expense, which accounted for $32,000 of the increase. As a percentage of net revenue, other expenses remained relatively constant, decreasing from 8.7% in 1994 to 8.6% in 1995.

     General and Administrative Expenses. General and administrative expenses increased 17.5% from $580,000 in 1994 to $682,000 in 1995. This increase was caused primarily by corporate administrative salaries increasing $131,000 while other general and administrative expenses decreased $29,000. Additions to corporate staff were made in 1994 in anticipation of the Company's expansion in 1995. As a percentage of net revenue, general and administrative expenses decreased from 31.0% in 1994 to 20.5% in 1995. This decrease was caused primarily by economies of scale realized through the centralization of Dental Center management.

     Depreciation and Amortization. Depreciation and amortization increased 200.0% from $5,000 in 1994 to $15,000 in 1995. This increase was caused primarily by equipment purchases for the corporate office in 1995.

SEASONALITY

     The Company has traditionally experienced its highest volume of patient visits during the first and last quarters of the year and its lowest volume of patient visits in the summer. Individual Dental Centers typically experience increased patient visits during the period from October through March, when the population of Florida increases for the winter, and decreased patient visits during the summer months. Seasonality for the period since January 1, 1995 has been mitigated by the increase in monthly capitation revenue from managed care contracts to the Coast Florida P.A., which represented 9.4% and 8.9% of total revenue to the Coast Florida P.A. for the period ended December 31, 1996 and June 30, 1997, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations through a combination of commercial borrowings and cash generated from operations. Net cash provided by operations for the years ended 1994, 1995, 1996 and for the six months ended June 30, 1997 was $135,000, $231,000, $2.1 million and $519,000, respectively. Net cash provided by operations for 1994, 1995 and 1996 consisted primarily of net income and increases in accounts payable, offset by an increase in 1995 and 1996 in the management fee receivable. For the six months ended June 30, 1997, net cash provided by operations consisted primarily of net income and increases in accounts payable and accrued expenses offset by an increase in management fees and other receivables.

     Cash used in investing activities for the years ended December 31, 1994, 1995 and 1996 of $200,000, $157,000 and $5.6 million, respectively, was almost exclusively related to the purchase of equipment and leasehold improvements related to the internally developed Dental Centers opened during those periods. For the six months ended June 30, 1997, cash used in investing activities of $4.0 million related primarily to the acquisition of tangible and intangible assets of 12 acquired Dental Centers.

     Cash provided by financing activities for the years ended December 31, 1994, 1995 and 1996 was $147,000, $46,000 and $3.8 million, respectively, primarily due to higher levels of bank borrowings to support the Company's addition of both internally developed and acquired Dental Centers. Following the Initial Public Offering, cash provided by financing activities increased to $11.1 million for the six months ended June 30, 1997.

     On August 15, 1996, the Company entered into a revolving line of credit with Barnett Bank of Florida (the "1996 Credit Agreement"), which provided an aggregate of $1.5 million for general working capital needs and expansion of the number of Dental Centers. During February 1997, the Company repaid all amounts owed on the 1996 Credit Agreement with the proceeds from its Initial Public Offering. In March 1997, the Company entered into a revolving line of credit agreement with Barnett Bank of Florida (the "March Credit Agreement"), which provides an aggregate of $5.0 million for general working capital needs and expansion of the number of Dental Centers. The revolving line of credit bears interest at the Barnett Bank of Florida's prime rate or LIBOR plus 1.75%, at the Company's option, and is payable on demand. Interest only is payable monthly. Amounts borrowed pursuant to the March Credit Agreement are secured by a first security interest in most of the Company's assets, including its receivables and equipment, and are subject to repayment on demand. The March Credit Agreement contains negative and affirmative covenants and agreements restricting the Company's disposition of assets, capital expenditures, acquisitions, operations and payment of dividends as well as requiring the maintenance of certain financial ratios. As of June 30, 1997, the Company had available the entire $5.0 million for borrowing under the March Credit Agreement.

     In August 1997, the Company received a commitment from Barnett Bank of Florida to enter into a new revolving line of credit agreement (the "Barnett Credit Agreement"), which would increase the available borrowings under the March Credit Agreement to $15.0 million subject to various customary contingencies as well as the successful completion of the Offering. The terms and conditions of the Barnett Credit Agreement are expected to be substantially similar to those under the March Credit Agreement.

     The Company has added acquired Dental Centers throughout the years and has issued promissory notes at times in connection therewith. In certain of these acquisitions the Company has provided security in the assets purchased pursuant to seller financing. The outstanding balance on such notes as of June 30, 1997 was $700,000. The interest rates on the notes range from 8% to 9% per annum and the maturity dates for the notes range from March 1998 to October 2003.

     Upon the completion of the Initial Public Offering the Company converted from an S Corporation to a C Corporation and became obligated to pay federal and state income taxes. Prior to the Initial Public Offering, the Company historically distributed funds to its shareholders sufficient to pay their personal income tax liabilities attributable to the Company's earnings as an S Corporation.

     The Company has previously loaned capital to the Coast Florida P.A. in connection with acquisitions of existing dental practices. The Coast Florida P.A. has no outstanding balance on such loans as of June 30, 1997.

     The Company has historically financed its acquisitions with cash and promissory notes, and while the Company currently expects generally to finance its acquisitions in a similar manner, it recently financed a portion of an acquisition in July 1997 with 5,797 shares of Common Stock.

     The Company currently expects to continue to add internally developed and acquired Dental Centers through the end of 1997. The average cost of an internally developed Dental Center has been approximately $150,000, which typically includes approximately $50,000 for the cost of equipment, $75,000 for leasehold improvements and $25,000 for initial working capital associated with the internal operations of the Dental Centers. In addition, effective June 1, 1997, the Company agreed to pay $50,000 to the Coast P.A. for each internally developed Dental Center it commits to open as an inducement to such Coast P.A. to extend the Service and Support Agreement to each of the internally developed Dental Centers. The cost of an acquired Dental Center is based upon a negotiated percentage of the Dental Center's historical gross revenue. Acquired Dental Centers typically generate sufficient cash flow to fund their operations. The Company plans to finance the addition of internally developed and acquired Dental Centers for the foreseeable future through a combination of bank financing, seller financing, issuances of Common Stock, cash flow from operations and the net proceeds to be received from the Offering. See "Use of Proceeds." While the Company is constantly in discussions with existing dental practices regarding possible acquisitions, the Company does not have any current understanding or agreement regarding any material acquisition.

     Based upon the Company's anticipated capital needs for operations of its business, general corporate purposes, the addition of internally developed and acquired Dental Centers and repayment of certain debts, management believes that the combination of the funds expected to be available under the Company's revolving line of credit, cash flow from operations and the net proceeds received from the Offering will be sufficient to meet the Company's funding requirements to conduct its operations and for further implementation of its growth strategy for approximately 18 months. After such time, remaining capital resources will continue to be used for Company operations and growth and, to the extent additional capital resources are needed, the Company may utilize supplemental borrowings where available and, where desirable, the issuance of debt or equity securities.

CERTAIN INFORMATION ON THE COAST P.A.

     Pursuant to the Services and Support Agreement with a Coast P.A., the Company provides management services and support to the Coast P.A. in order to facilitate the development and growth of Dental Centers. For certain competitive reasons, the Company has currently chosen to limit its management relationships in Florida to those with the Coast Florida P.A. Under a Services and Support Agreement, a Coast P.A. pays a fee to the Company equal to a percentage of the Dental Centers' gross revenue. Only the fees earned by the Company for its services to a Coast P.A. and the actual expenses of the Company are reflected in the financial statements of the Company. Neither the Coast P.A.'s expenses nor any of the amounts retained by a Coast P.A. are reflected in the financial statements of the Company. Operating expenses at the Dental Centers, with the exception of compensation paid to the Coast Dentists and dental hygienists, are expenses of the Company and recognized as such. A Coast P.A. is legally responsible for the payment of the Coast Dentists and dental hygienists and such other costs of a Coast P.A. which are not considered operating expenses at the Dental Centers, such as a Coast P.A.'s acquisition debt and bank debt.

     The current Services and Support Agreement between the Company and the Coast Florida P.A. was negotiated between the Company and Dr. Adam Diasti, the sole shareholder, director and officer of the Coast Florida P.A. (and the Company's President, Chief Operating Officer and a major shareholder). To date, Adam Diasti has received compensation and distributions from the Coast Florida P.A. for 1994, 1995, 1996 and the six-month period ended June 30, 1997, in the total amount of $50,000, $45,000, $74,000 and $25,000, respectively. See "Risk Factors -- Potential Conflicts of Interest of the Company's President and Chief Operating Officer Relating to the Coast P.A." and "Certain Transactions." Any changes in a Services and Support Agreement are to be approved by the Company's Audit Committee. In determining its approval of a Services and Support Agreement and in determining possible future changes, the Audit Committee will consider the following factors: (i) the services and support the Company provides; (ii) the costs incurred by the Company in connection with providing its services and support; (iii) the Company's margins; (iv) the reasonableness of such fees; and
(v) the Coast P.A.'s stated requirements for retained amounts which will allow the Coast P.A. to provide attractive financial compensation and incentives to its dentists, to have the necessary financial resources to pay its current and future obligations as they became due and to continue to expand the Coast P.A.'s operations in conjunction with the Company's growth strategy. The Company believes that the current Services and Support Agreement adequately takes into account the above factors.

     In the past, under certain circumstances and in consideration of the above factors, the Company has agreed to minimal reductions in its services and support fees with the Coast Florida P.A. Additionally, the Company recently agreed to make a payment to each Coast P.A. in connection with each new internally developed Dental Center. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." While minimal reductions in fees and payments to the Coast Florida P.A. in the past have been more than offset by the Company's expanded operations, there can be no assurance that any future reductions in fees from a Coast P.A. or increased payments to a Coast P.A. (which are not currently planned by the Company) would not have an adverse effect on the Company. The amounts projected to be retained by a Coast P.A. under its Services and Support Agreement with the Company will be a factor in allowing a Coast P.A. to satisfy its debts and in expanding its practice into future Dental Centers. A material failure of a Coast P.A. to pay its debts as they become due could have a material adverse effect on the business of the Company and its ability to expand.

     Based upon certain financial data and representations provided to the Company by the Coast Florida P.A., the Company believes that the Coast Florida P.A. has a positive net worth and will be in a position to pay its debts as they become due for the foreseeable future. The Company has previously provided certain financing to the Coast Florida P.A. in connection with acquisition debt incurred by the Coast Florida P.A. This previous obligation has been repaid to the Company, and the Company's current policy is not to provide such financing to a Coast P.A. in the future. The Company is owed sums from the Coast Florida P.A. on an ongoing basis under its Services and Support Agreement. This sum as of June 30, 1997, was in the amount of $2.0 million, representing 132.5% of the Company's services and support fees for the one month period ended June 30, 1997. See "Risk Factors -- Dependence on the Coast P.A. and the Coast Dentists," "-- Obligations of the Coast P.A." and "Certain Transactions."

                                    BUSINESS

     Coast Dental Services, Inc. provides management services to 48 Dental Centers, located in central and northern Florida. Of the 48 Dental Centers, 16 were internally developed and 32 were acquired by the Company. As of August 26, 1997, 64 Coast Dentists were employed by the Coast Florida P.A., serving over 328,000 patients. In addition, the Company currently has seven internally developed Dental Centers under construction in central Florida and Atlanta, Georgia, with the Company's first Dental Center located in Atlanta, Georgia scheduled to open by September 30, 1997.

DENTAL SERVICES INDUSTRY

     The United States dental industry is highly fragmented, consisting of more than 110,000 dental practices with approximately 88% of these practices operated by dentists working alone or with one other dentist. According to the Health Care Financing Administration, expenditures for all dental services in the United States were an estimated $45.2 billion in 1995 and are expected to grow at a rate of 6.6% per year. Based upon a 1990 survey by the ADA, general dentistry was estimated to represent approximately 83% of all dental services performed in the United States. The Company believes several factors are driving the overall industry growth. First, as the "baby boom" generation ages, the demand for many higher priced dental maintenance products and procedures (such as crowns, bridges and dentures) will increase relative to the demand for other more routine, lower priced dental products and procedures (such as cleanings and fillings). Second, increasing attention to dental health and, in particular, to personal appearance has increased the demand for general dentistry services and cosmetic dental products and procedures (such as bonding and whitening). Finally, a greater percentage of the population is now covered by private or government funded dental health insurance thereby facilitating increased dental office visits and a greater utilization of general dentistry services.

     The number of people covered by private dental insurance (i.e., managed care and indemnity plans) is expected to increase in the near future due, in large part, to efforts by health insurers to gain a competitive advantage by offering dental insurance packages to both their present and prospective members. Payments for dental services by private insurance companies grew from approximately $3.8 billion in 1980 to approximately $16.8 billion in 1993. Many of these insurers are managed care companies, whose present focus is on the need to increase revenue and market share by offering a full range of health insurance options including dental insurance. In an August 1996 press release, the National Association of Dental Plans initially estimated that, based upon its survey of 80 HMO companies, dental managed care enrollment grew 15% in 1996.

     In spite of the growth in private dental insurance, a significant portion of the United States population is not covered by any type of private or government funded dental insurance. A majority of this uninsured population is comprised of lower income individuals who cannot afford a basic level of dental services. As a result, many current government health care reform proposals include provisions for increased dental coverage. It is estimated that government funding for dental insurance grew 124% from 1990 to 1994.

     While both private and government funded dental insurance programs vary widely in their coverage and benefits, they are expected to impact the dental industry in two major ways. First, as more people obtain dental insurance of any kind, the Company believes there will be increased utilization of general dental services. As a result, demand for elective cosmetic procedures, typically not covered by dental insurance programs, is also expected to increase as patients are educated as to the benefits of these procedures. Second, health insurance companies, including HMOs and other managed care companies, are contracting with dental practitioners and dental practice networks to provide dental services on a capitated basis. Under capitated contracts, the dental practitioner or dental practice network agrees to accept a predetermined monthly fee per assigned patient in exchange for providing certain dental services to patients covered by the contract.

     The Company anticipates that, as the number of managed care plans and government funded programs providing dental insurance grows, pressures relating to cost containment by dental care providers will increase, as in many other sectors of the health care industry. Such cost containment pressures will likely place smaller dental care provider groups and individual practices at a significant disadvantage. These practices generally have higher operating costs because overhead must be spread over a relatively small revenue base and minimal purchasing power can be exercised with suppliers. Furthermore, in order to properly negotiate and administer dental managed care contracts, dental care providers must develop the necessary management infrastructure and sophisticated information systems which often exceed the capabilities of most sole practitioners and small dental practice groups.

     Traditionally, dentistry has operated as a highly-fragmented, professional "cottage" industry with most dentists working alone or with one other dentist. According to the ADA, more than 150,000 dentists provided dental services through approximately 113,000 dental practices in the United States in 1994. The traditional solo practitioner or small dental practice group has historically managed all aspects of the dental practice, including administrative, purchasing, accounting and marketing functions. Dentists have not historically competed with each other based upon the pricing of their services and, therefore, pricing of dental services often varies little among traditional dental providers within a particular market. Based upon data contained in the ADA's 1994 survey, the national average annual patient revenue production was approximately $306,000 for solo general practitioners and approximately $268,000 for nonsolo general practitioners. In addition, pursuant to the same ADA survey, solo general practitioners averaged 80 patient visits per week (including hygienist visits) nationwide and nonsolo general practitioners averaged 78 patient visits per week (including hygienist visits) nationwide.

     In order to remain competitive, dental care providers are increasingly consolidating. Much of this consolidation is taking place through the formation of dental physician practice management companies ("Dental PPMs") which contract with the dental care providers. Dental PPMs are growing in response to the demand by managed care companies for larger dental practice groups which can offer dental care over a wide geographic area. In addition, Dental PPMs generally have the management infrastructure and sophisticated information systems necessary to negotiate and manage the risk associated with capitated managed care contracts and to provide the contract administration expertise required by managed care companies. Furthermore, Dental PPMs allow dental practitioners to capture increased market share and incremental revenue through the addition of managed care contracts. However, the mere consolidation of practices and creation of a Dental PPM to manage the practices will most likely not, in itself, be sufficient to enhance the competitive position of the combined dental groups. Effective management and a cost efficient operating model are necessary for a Dental PPM to compete successfully in this changing and growing industry.

BUSINESS STRATEGY

     The Company's goal is to develop a leadership position in the management of general dentistry practices throughout Florida and the southeastern United States. The Company derives its revenue through fees earned from the Coast P.A. for providing management services and support at the Dental Centers. A uniform operating model (the "Coast Operating Model") developed by the Company is utilized at the Dental Centers to increase productivity and maintain the low cost delivery of quality general dentistry services. The key elements of the Coast Operating Model are: (i) affiliating with general dental providers that focus on the most common, high volume dental products and procedures which lend themselves to cost-effective delivery; (ii) centralizing management and administrative responsibilities, thus allowing Coast Dentists to concentrate on delivering high quality dental care; (iii) facilitating the training of the Dental Center staff, including Coast Dentists and hygienists, in the most efficient techniques for managing the delivery of high volume, quality dental services; and (iv) assisting with the implementation of marketing programs designed to meet the needs of each Dental Center. The Company plans to expand the Coast Dental Network to maximize economies of scale in management and administration, materials procurement and marketing, and to facilitate contracting with managed care companies. The Company plans to increase penetration in currently served regions and to expand into new contiguous markets in the southeastern United States through the addition of internally developed and acquired Dental Centers.

  The Coast Operating Model

     The focus of the Company is to manage Dental Centers where Coast Dentists provide general dentistry services. General dentistry is estimated to represent approximately 83% of all dental services performed in the United States. General dentistry products and procedures provided by Coast Dentists at the Dental Centers include, but are not limited to, sealants, crowns, bridges, dentures, examinations, cleaning, polishing, whitening, filling cavities, simple root canals and extractions, but exclude orthodontics, periodontics, endodontics and oral surgery which require specialized care. Coast Dentists focus on the most common, high volume general dentistry products and procedures which lend themselves to cost-effective delivery, emphasizing crowns, bridges and dentures. The Company believes that, based upon a 1994 survey of dental fees conducted by the ADA and the Company's understanding of current competitor pricing, Coast Dentists are able to offer more affordable dental products and procedures, often at prices at least 25% below the national average for certain comparable dental products and procedures.

     In addition to providing dental care, the traditional dental practitioner typically performs all the management and administrative functions for the practice, including billing, purchasing, accounting and the hiring of administrative personnel. Through the Coast Operating Model, the Coast Dentist is relieved of most management and administrative responsibilities, allowing the Coast Dentist to concentrate on delivering high quality general dental care, thus maximizing both productivity and efficiency. The Company provides the Dental Center with management and financial information systems which improve each Dental Center's cost efficiency and maintain greater uniformity in the delivery of dental care services. The Company believes that its management controls and quality assessment programs are generally more comprehensive than those of traditional sole dental practitioners and small dental groups and have contributed significantly to the delivery of high quality dental care at the Dental Centers.

     After a dentist joins a Coast P.A., the dentist is familiarized with the Company's management operating systems at the Company's headquarters in Tampa, Florida. The Company also employs training teams which travel to each new Dental Center to train the Dental Center's business staff with respect to the Company's management operating systems. Follow-up visits by the training team are conducted approximately six months following the opening of each Dental Center to maintain the business operations of the Dental Centers. A Coast P.A. conducts initial training for its dental professionals regarding standardized dental techniques and systems which seek to establish uniform standards for providing high quality and cost effective dental services. Thereafter, periodic continuing education and training sessions are provided by a Coast P.A. for reinforcement of its dental techniques and systems as well as for new procedures and practices to be utilized throughout the Coast Dental Network.

     Demand is stimulated at each Dental Center through a combination of value pricing and direct marketing to the consumer. The Company assists in developing and implementing aggressive and innovative direct marketing plans for each Dental Center, utilizing local radio and print advertising and marketing promotions to highlight each Dental Center's convenient location and affordable prices. During 1996, an average of approximately 10.9% of each Dental Center's revenue was spent on advertising and marketing. In contrast, the traditional dentist's office, which relies primarily on referrals from dentists and patients, spent approximately 1% of gross billings on advertising and marketing. As a result of state regulations in Florida and Georgia, a Coast P.A. controls all decisions regarding advertising and marketing programs related to their practices, but rely upon the Company to provide advice and assistance in the development and implementation of such programs.

  The Coast Dental Network

     The Company's goal is to develop a leadership position in the management of general dentistry practices throughout Florida and the southeastern United States. The Company plans to effect certain economies of scale in management, materials procurement and direct marketing through the expansion of the Coast Dental Network. The Company intends to centralize many administrative and management functions, such as accounting, staffing, training and billing, thereby more effectively managing its overhead. In addition, expansion of the Coast Dental Network maximizes the effectiveness of marketing programs to both customers and managed care companies. Finally, the Company anticipates that it will be able to increase its negotiating leverage with managed care companies and purchasing power with suppliers.

     The Company assists a Coast P.A. in negotiating and contracting with managed care companies which generally have an established presence in local regions served, or expected to be served, by the Coast Dentists. Managed care contracts accounted for 33.5% of the Coast Florida P.A.'s revenue at the Dental Centers for the six months ended June 30, 1997. The Company believes each Coast P.A. is well positioned to attract significant additional business from HMOs and other managed care companies, which generally prefer to deal with health care providers that can offer extensive regional coverage to their members. The Company has recently assisted the Coast Florida P.A. in finalizing managed care contracts with several leading HMOs. Under certain of these agreements, the Coast Florida P.A. accepts a pre-determined amount per month per patient in exchange for providing all necessary covered services to patients insured under the agreements. Under the remaining agreements, the Coast Florida P.A. agrees to charge the patient a predetermined fee per procedure. The managed care contracts between the Coast Florida P.A. and managed care companies are for one year terms which automatically renew and are terminable by either party on 90 days notice. All managed care contracts between the Coast Florida P.A. and managed care companies which have reached the end of their term have been renewed.

     Presently, managed care companies are focusing on dental care to gain a competitive advantage by offering a full range of health care coverage. Utilizing the Coast Operating Model, a Coast P.A. is well positioned to continue to take advantage of the growing managed care business even as cost containment becomes a factor. In addition, an increase in patients provided through managed care contracts creates an opportunity for the Coast Dentists to proactively sell elective dental products and procedures that may not be covered by a particular dental plan.

     The Company is expanding into select markets through the implementation of a well formulated and controlled strategy. When evaluating whether or not to enter a new region, the Company considers a number of factors. First, the Company studies the demographics of the local area including, but not limited to, per capita income, population density and age distribution of residents. The Company also reviews the competition for general dentistry services in the local area with the objective of locating Dental Centers where Coast Dentists are able to offer their dental services at substantially more affordable prices than their local competitors. The Company also seeks locations containing substantial numbers of consumers who are covered by dental managed care plans, but who have access to only a limited number of general dental providers through these plans.

     While targeting potential markets for the location of an internally developed Dental Center, the Company typically assists a Coast P.A. in contracting with managed care companies serving a particular market. By contracting with managed care companies prior to entering a new market, a minimum recurring revenue stream is established during the early stages of the Dental Center's development. The Company typically seeks to locate in large shopping centers, where pedestrian traffic is heavy. This provides the Dental Center with the opportunity to rapidly increase patient revenue beyond the minimum guaranteed managed care revenue through the implementation of a direct marketing program. Internally developed Dental Centers typically require 90 days to prepare for opening. During the initial phase of development, the Dental Center operates on a limited schedule with reduced professional and administrative staffing, until sufficient patient volume and productivity is achieved. Generally, Coast Dentists who have experience utilizing the Coast Operating Model are placed by a Coast P.A. in new internally developed Dental Centers, often providing services at two locations until a full-time Coast Dentist is required by a Coast P.A.

     In evaluating potential acquired Dental Centers, the physical plant and equipment of the Dental Center is evaluated, as are historical revenue and expense levels, including the mix of managed care and fee-for-service revenue. The Company targets Dental Centers which are self supporting, but which can benefit from the implementation of the Coast Operating Model. The Company generally seeks to affiliate with dentists who are willing to remain in practice as Coast Dentists. Following the acquisition of a Dental Center, a post-acquisition team is actively involved in the integration of the Dental Center into the Coast Dental Network. This integration includes centralizing many administrative and management functions and bringing the Dental Center on line with the Company's management information systems. The Company believes the full integration of an acquired Dental Center, including the implementation of the Coast Operating Model, generally takes approximately six months to complete.

     For the twelve months ended June 30, 1997, the average revenue production for the 23 Coast Dentists affiliated with the Company for the entire period was approximately $540,000. In addition, for the same period, the Coast Dentists averaged 99 patient visits per week (including hygienist visits). The Company believes that Coast Dentists have achieved substantially higher patient revenue production and patient visits than the national average for general practitioners. For internally developed Dental Centers, the Company has attained profitability (determined by subtracting from the services and support fee earned by the Company at an internally developed Dental Center the amount of the Company's expenditures incurred at such Dental Center, excluding corporate overhead) in an average of three to four months from opening. Full integration of an acquired Dental Center generally takes approximately six months.

RECENT ACQUISITIONS

     As of August 26, 1997, the Company was managing 48 Dental Centers located in central and northern Florida, 16 of which were internally developed and 32 of which were acquired. The Company opened two internally developed Dental Centers in both 1992 and 1993, four in 1994, three in 1995, one in 1996 and four in 1997.

     The Company added 17 acquired Dental Centers in 1996. In January 1996, the Company completed its first acquisition of one Dental Center in January 1996 for a purchase price of $40,000 and in April 1996 added seven acquired Dental Centers for a purchase price of $1.8 million. In September 1996, the Company added a total of three separately acquired Dental Centers located in Tampa, Wesley Chapel and Orlando, Florida. The combined purchase price for these three acquired Dental Centers was $620,000. In November 1996, the Company added a total of three acquired Dental Centers located in Casselberry, Apopka and Waters Edge, Florida. The combined purchase price for these three acquired Dental Centers was $2.5 million. In December 1996, the Company added a total of three separately acquired Dental Centers located in Gainesville, Kissimmee and Orlando, Florida. The combined purchase price for these three acquired Dental Centers was $375,000. See Note 4 of the Notes to the Financial Statements.

     To date, the Company has added 15 acquired Dental Centers in 1997. In March 1997, the Company added three acquired Dental Centers located in Oak Ridge, Lake Mary and Maitland, Florida. The purchase price of these three acquired Dental Centers was $925,000. In April 1997, the Company added six acquired Dental Centers located in St. Petersburg (two locations), Port Richey, Palm Harbor, Clearwater, and New Port Richey, Florida. The combined purchase price of these six acquired Dental Centers was $1.7 million. In June 1997, the Company added three acquired Dental Centers located in Ocala, Poinciana and Formosa Garden, Florida. The combined purchase price of these three acquired Dental Centers was $1.2 million. In July 1997, the Company added one acquired Dental Center located in New Smyrna Beach, Florida. The purchase price of this acquired Dental Center was $585,000. In August 1997, the Company added two separately acquired Dental Centers located in Punta Gorda and Cape Coral, Florida. The combined purchase price of these acquired Dental Centers was $720,000.

     Between June and July 1997, the Company opened four internally developed Dental Centers located in Palm Bay, Lakeland, Sarasota and Venice, Florida. The combined cost of opening these four internally developed Dental Centers was approximately $422,000. The Company currently has six internally developed Dental Centers under construction in Atlanta, Georgia, with the first internally developed Dental Center scheduled to open by September 30, 1997. In addition, the Company has one internally developed Dental Center under construction in Melbourne, Florida.

COAST DENTAL CENTER LOCATIONS

     The current locations of the Dental Centers and the date each was opened or acquired are as follows:

CURRENT LOCATIONS(1)                                          DATE OPENED/ACQUIRED*
--------------------                                          ---------------------
Cape Coral..................................................  August 1997*
Punta Gorda.................................................  August 1997*
Venice......................................................  July 1997
Sarasota....................................................  July 1997
New Smyrna Beach............................................  July 1997*
Lakeland....................................................  June 1997
Palm Bay....................................................  June 1997
Kissimmee...................................................  June 1997*
Kissimmee...................................................  June 1997*
Ocala.......................................................  June 1997*
St. Petersburg..............................................  April 1997*
St. Petersburg..............................................  April 1997*
Palm Harbor.................................................  April 1997*
Port Richey.................................................  April 1997*
Seven Springs...............................................  April 1997*
McMullen Booth..............................................  April 1997*
Maitland....................................................  March 1997*
Lake Mary...................................................  March 1997*
Oak Ridge...................................................  March 1997*
Lakeland....................................................  December 1996
Orlando.....................................................  December 1996*
Kissimmee...................................................  December 1996*
Gainesville.................................................  December 1996*
Orlando.....................................................  November 1996*
Apopka......................................................  November 1996*
Casselberry.................................................  November 1996*
Orlando.....................................................  September 1996*
Wesley Chapel...............................................  September 1996*
Tampa.......................................................  September 1996*
Palm Coast..................................................  April 1996*
Ormond Beach................................................  April 1996*
Orange City.................................................  April 1996*
Deltona.....................................................  April 1996*
Daytona.....................................................  April 1996*
Daytona.....................................................  April 1996*
Tampa.......................................................  January 1996*
Titusville..................................................  December 1995
Tampa.......................................................  March 1995
St. Petersburg..............................................  January 1995
Tampa.......................................................  December 1994
Dunedin.....................................................  November 1994
Oldsmar.....................................................  August 1994
Largo.......................................................  May 1994
Clearwater..................................................  September 1993
Spring Hill.................................................  April 1993
Port Richey.................................................  September 1992
Holiday.....................................................  May 1992

---------------

(1) Locations are all in the State of Florida.

SERVICES AND OPERATIONS

     The Company is primarily responsible for the management and administrative functions of its Dental Centers, but does not provide dental care. The Company provides financial, accounting, billing, training, marketing assistance and collection services for a Coast P.A. and employs the Dental Center's management and administrative personnel. A Coast P.A. maintains full control over the dental practices of the Coast Dentists, employs the Coast Dentists and their hygienists and sets standards of care in order to promote the provision of quality dental care. A Coast P.A. is also responsible for compliance with state and local regulations of the practice of dentistry and with license or certification requirements. Each Coast Dentist is responsible for acquiring and maintaining professional liability insurance.

     Advertising and Marketing. The Company assists in developing and implementing aggressive and innovative direct marketing plans for each Dental Center, utilizing local radio and print advertising and marketing promotions. The Company produces all broadcast advertising internally and tailors such advertising to the particular local market. The name of the Coast Dentist is prominently featured in each advertisement. The advertising typically highlights affordable services and convenient locations. Florida and Georgia regulations provide certain restrictions on the Company's ability to provide advertising and marketing services to the Coast P.A. and govern the content of certain advertisements. See "Risk Factors -- Government Regulations -- Advertising Restrictions" and "-- Coast Operating Model."

     Managed Care Contracts. The Coast Dental Network is marketed to HMOs, health insurance companies and other third party payors who have an established presence in regional markets served, or expected to be served, by the Coast Dental Network. The Company provides expertise to each Coast P.A. by assisting in the negotiation of contracts with managed care companies. In some instances, the managed care contract provides for a monthly pre-determined amount or per patient amount, while in other instances, the managed care contract provides for certain discounts or fixed fees for dental services provided under the contract. The managed care contracts are typically for one year terms which automatically renew for additional one year periods unless terminated by either party. To date, all managed care contracts that were subject to renewal have been renewed. The Company believes that managed care contracts provide Coast Dentists with a steady patient flow and predictable revenue.

     Management Information Systems. The Company utilizes information systems which track important data related to each Dental Center's operations and financial performance. The Company monitors all expenditures on advertising in order to advise a Coast P.A. as to where advertising expenditures need to be increased or decreased. The Company's systems also track new patient cases for each of its Dental Centers and the Company develops programs to monitor whether new patient services at the Dental Centers are at projected levels. Billing and collection information is sent daily by each of the Dental Centers to the Company for processing. The Company also provides each of the Dental Centers with monthly operating data and quarterly financial statements. The Company provides an analysis of the financial results and recommends changes to improve the financial performance of the Dental Center. This analysis allows a Dental Center to make periodic adjustments in marketing and operations.

     Recruiting and Training. The Coast P.A. employs, supervises and trains all Coast Dentists and dental hygienists in each Dental Center. Each Coast Dentist is a graduate of an accredited dental program, and each Dental Center is supervised by a Coast Dentist with at least three years of experience. A Coast P.A. maintains full control over the dental practice of the Coast Dentists and set standards of practice in order to promote quality dental care. All personnel, other than Coast Dentist's and dental hygienist, are employed, supervised and trained by the Company. The Company, while not engaged in the practice of dentistry, assists the Dental Center in the day-to-day operations and management of personnel. The Coast P.A. is responsible for compliance with state and local regulations of the practice of dentistry and with license or certification requirements.

     Staffing and Scheduling. The Dental Centers are generally open from 8:30 a.m. to 5:00 p.m., Monday through Friday. A Dental Center will increase its hours and open on Saturday if necessary to accommodate additional patient visits. A Coast P.A. typically rotates a Coast Dentist to another Dental Center in order to accommodate unusual volume at that Dental Center. Currently, staffing by a Coast P.A. and the Company at a typical Dental Center consists of one dentist, one hygienist, one office manager, one receptionist and three dental assistants. The staffing and scheduling procedures established by the Company after direction from and approval by a Coast P.A. allows the Coast Dentists to spend substantially all of their time in the Dental Center working with patients.

     Purchasing and Distribution. Because of the growing number of Dental Centers, the Company is able to make purchases of dental supplies and inventory, equipment, and office furniture at reduced per unit costs. The Company negotiates arrangements with suppliers that provide cost savings to each of the Dental Centers. Dental equipment supplies are obtained by the Company as directed by the Coast P.A. Dental and administrative supplies are purchased by the Company and distributed on a just-in-time basis to each Dental Center, thereby limiting storage of unused inventory and supplies.

     Facilities. All Dental Centers are leased and are generally located either in shopping centers or professional office buildings. Substantially all of the Dental Centers include private treatment rooms and large patient waiting areas rather than one large treatment area. Dental Centers typically range from six to 12 treatment rooms and range in size from 1,200 square feet to 3,900 square feet. Pursuant to its Services and Support Agreement, the Company provides office facilities, dental equipment and furnishings to the Coast P.A.

SERVICES AND SUPPORT AGREEMENT

     The Company has entered into a Services and Support Agreement with the Coast Florida P.A. pursuant to which the Company is the exclusive business manager, to the extent allowable by law, of the Dental Centers. As Dental Centers are acquired or internally developed by the Company and the Coast Florida P.A., the Dental Centers are generally expected to be governed by the existing Services and Support Agreement, subject to possible future modifications or amendments. The compensation paid to the Company under its existing Services and Support Agreement is currently 76% of the gross revenue of the Coast Florida P.A.

     Under the Services and Support Agreement, the Company is obligated to provide comprehensive administrative and business services and support including, among other things, to (i) provide, maintain and repair all offices, equipment and furnishings, (ii) employ all non-professional personnel necessary for the operation of the Dental Centers, (iii) provide payroll services, (iv) implement standard business systems and procedures and provide systems and procedures training, (v) order all general business inventory and supplies required by the Dental Centers and handle accounts payable, (vi) establish and maintain information systems and provide accounting and bookkeeping services,
(vii) monitor compliance with rules and regulations applicable to Dental Center business, (viii) provide marketing assistance, (ix) provide advisory services regarding future offices, and (x) provide assistance in billing and collections, all as to the extent permitted by law.

     The Services and Support Agreement provides that the Coast Florida P.A. is responsible for, among other things, (i) employing and supervising all dentists and dental hygienists, (ii) complying with all laws, rules and regulations relating to dentists and dental hygienists, (iii) participating in quality assurance/utilization review programs, (iv) maintaining proper dental patient records, and (v) using its best effort to obtain professional liability insurance with limits of not less than $1.0 million per claim and aggregate policy limits of not less than $3.0 million.

     Under the terms of the Services and Support Agreement, the Coast Florida P.A. is required to indemnify, hold harmless, and defend the Company from and against any and all claims from negligent or intentional acts or omissions, including the performance of dental services, by the Coast Florida P.A. and its employees. The Company is required to indemnify, hold harmless and defend the Coast Florida P.A. from and against any and all claims resulting from negligent or intentional acts or omissions by the Company.

     As compensation for its management services under the current Services and Support Agreement, the Coast Florida P.A. pays the Company a monthly services and support fee equal to 76%, of the gross revenue of the Dental Center. Effective June 1997, the Company has agreed to pay to the Coast Florida P.A. the sum of $50,000 in connection with each internally developed Dental Center opened as inducement to the Coast

Florida P.A. to extend the Services and Support Agreement as each internally developed Dental Center is opened. Dental Center expenses paid by the Company from the services and support fee include all operating and nonoperating expenses incurred at the Dental Center except for the salaries and benefits of the Coast Dentists and dental hygienists, federal and state income taxes, bad debt, and any other expenses designated as an expense of the Coast Florida P.A. The Coast Florida P.A. is owned and managed by Adam Diasti, an executive officer and director of the Company. See "Risk Factors -- Dependence on the Coast P.A. and the Coast Dentists," "Risk Factors -- Potential Conflicts of Interest of the Company's President and Chief Operating Officer", "Management" and "Certain Transactions." Future modifications, amendments or revisions to the Services and Support Agreement will be approved in advance by the Audit Committee of the Company's Board of Directors, a majority of which consist of the independent outside directors of the Company.

     Pursuant to the Services and Support Agreement, an advisory board ("Advisory Board") consisting of one member designated by the Company, currently Joseph Smith, Chief Financial Officer and a director of the Company, and one member designated by the Coast Florida P.A., currently Adam Diasti, President and director of the Company will have the responsibility for, among other things, (i) reviewing any renovation and expansion plans and capital equipment expenditures relating to the Coast Florida P.A., (ii) approving the non-dental ancillary services provided by the Coast Florida P.A., (iii) providing input on agreements with institutional care providers and third party payors, (iv) assisting the Company in developing long-term strategic planning objectives, (v) providing advice regarding the priority of major capital expenditures and (vi) resolving disputes between the Company and the Coast Dentists. Because of legal restrictions regarding the unauthorized practice of dentistry and other express legal restrictions in the State of Florida, the Services and Support Agreement prohibits the Company from exercising any control, either direct or indirect, over the Coast Dentists' professional decisions, patient records, and decisions relating to pricing, advertising, office personnel and hours of practice.

     The Services and Support Agreement is for a term of 40 years, which automatically renews annually, and is terminable by the Company if the Company determines that any applicable legislation, rule or regulation may have an adverse effect on the Company's rights, remedies or discretion under the Services and Support Agreement. The Services and Support Agreement is terminable by either party if the other party materially defaults in the performance of any of its obligations under the Services and Support Agreement and such default continues for a certain period of time after notice, or if the other party files a petition for bankruptcy or other similar events occur. The Services and Support Agreement provides that it shall be amended by the parties in the event of any regulatory matters affecting the validity of the specific Services and Support Agreement as is necessary to bring it into compliance. However, the Company may terminate the Services and Support Agreement if amendment will not preserve the underlying financial arrangement.

     During the term of the Services and Support Agreement, the Company and the Coast Florida P.A. agree not to disclose certain confidential and proprietary information regarding the other. The Coast Florida P.A. is required under the Services and Support Agreement to use its best efforts to enter into and enforce written employment agreements with each of its professional employees containing covenants not to compete with the Coast Florida P.A. in a specified geographic area for a specified period of time after termination of the employment agreement. The employment agreements generally provide for liquidated damages and injunctive relief in the event of a breach of the covenant not to compete. However, the Company's ability to enforce the covenant not to compete is not a certainty. See "Risk Factors -- Non-competition Covenants." Under the Services and Support Agreement, the Company is to be designated as a third party beneficiary in the employment agreements between the Coast Florida P.A. and the Coast Dentist.

     To assist in maintaining the continuity of the Services and Support Agreement, the Company has entered into an Agreement to Transfer Stock and Stock Pledge (the "Agreement") with Dr. Adam Diasti, sole shareholder of the Coast Florida P.A., pursuant to which Dr. Diasti has agreed to sell all of his shares of Coast Florida P.A. stock (the "Coast Florida P.A. Shares") to a dentist(s) or professional association licensed to practice dentistry in the applicable state, designated by the Company, in the event (i) Dr. Diasti dies; (ii) Dr. Diasti loses his license to practice dentistry in such state for any reason; (iii) there is a default under the Services and Support Agreement by the Coast Florida P.A. or Dr. Diasti; (iv) Dr. Diasti becomes insolvent, files or has filed against him a bankruptcy petition which is not discharged within thirty (30) days, has a receiver appointed for his business, assets or property, has his bank accounts, property or accounts attached, has execution levied against his business or property, makes an assignment for benefit of creditors or has any of his Coast Florida P.A. shares attached or levied upon for payment of his debts; (v) Dr. Diasti is adjudicated incompetent by any court of law; (vi) Dr. Diasti no longer meets the qualifications to be a shareholder of a dental professional association in such state; or (vii) Dr. Diasti breaches the Agreement.

     The purchase price for the Coast Florida P.A. Shares under the Agreement is an amount which is equal to the fair market value of the Coast Florida P.A. Shares as determined by a nationally recognized firm of independent certified public accountants. The term of the Agreement is for as long as the Services and Support Agreement and any renewals thereof are in effect. Under the Agreement, Dr. Diasti has pledged to the Company all of his Coast Florida P.A. Shares to secure his agreement to sell his Coast Florida P.A. Shares to the Company's designee. Notwithstanding the above, Dr. Diasti shall have the right to sell or transfer his stock during the term of the Agreement so long as the transferee is bound by the terms thereof. An arrangement between the Company and Dr. Diasti similar to the Agreement is expected to be entered into in connection with the Coast Georgia P.A. and Dr. Diasti's ownership interest therein.

     The Services and Support Agreement between the Company and the Coast Georgia P.A. is expected to be substantially similar to the current Services and Support Agreement between the Company and the Coast Florida P.A. The Company plans to continue to use the current form of its Services and Support Agreement to the extent possible and marketable, as it enters into other states or into arrangements with other dental practices. However, the terms of future agreements may differ according to market conditions and the statutory or regulatory requirements of the particular state in which the dental practice is located.

GOVERNMENTAL AND STATE REGULATIONS

     General Overview. The Company's operations and relationships are subject to a variety of governmental and regulatory requirements relating to the conduct of its business. The Company is also subject to laws and regulations which relate to business corporations in general. The Company believes that it exercises care in an effort to structure its practices and arrangements with dental practices to comply with relevant federal and state law and believes that such arrangements and practices comply in all material respects with all applicable statutes and regulations. The health care industry and dental practices are highly regulated, and there can be no assurance that the regulatory environment in which the Company operates will not change significantly and adversely in the future. In general, regulation of health care providers and companies is increasing.

     There are currently several federal and state initiatives designed to amend regulations relating to the provision of health care services, the access to health care, the costs of health care and the manner in which health care providers are reimbursed for their services. However, it is not possible to predict whether any such initiatives will be enacted as legislation or, if enacted, what their form, effective dates or impact on the Company will be. See "Risk Factors -- Government Regulations."

     Every state imposes licensing requirements on dentists and on their facilities and services. In addition, many states require regulatory approval, including certificates of need, before establishing certain types of health care facilities, offering certain services or making expenditures in excess of statutory thresholds for health care equipment, facilities or programs. The execution of a management agreement with a dental practice does not in most states require any health care regulatory approval on the part of the Company or the dental practice. However, in connection with the expansion of existing operations and the entry into new markets, the Company and its associated dental practice may become subject to additional regulation. See "Risk
Factors -- Government Regulations."

     Health Care Regulations Affecting the Company. Business arrangements between dentists and business corporations are regulated extensively at the state and federal levels, including regulation in the following areas:

          Corporate Practice of Dentistry. The laws of many states prohibit corporations that are not owned entirely by dentists from employing dentists (and in some states, dental hygienists and dental assistants), having control over clinical decision-making, or engaging in other activities that are deemed to constitute the practice of dentistry. Florida law specifically prohibits non-professional corporations from employing dentists and dental hygienists, exercising control over patient records, and making decisions relating to clinical matters, office personnel, hours of practice, pricing, credit, refunds, warranties and advertising. In Georgia, dentists may be employed by corporations only if the entity is organized as a professional corporation or association whose shareholders or members are licensed dentists. The Company does not employ dentists or dental hygienists and does not exercise control over any prohibited areas. While Dr. Adam Diasti, the sole shareholder of each Coast P.A., is also a shareholder, director and officer of the Company, he acts independently when making decisions in these areas on behalf of the Coast P.A.s.

          Some states, including Florida and Georgia, also prohibit non-professional corporations from owning, maintaining or operating an office for the practice of dentistry. These laws have generally been construed to permit arrangements under which the dentists are not employed by or otherwise controlled as to clinical matters by the party supplying facilities and non-professional services. Florida law specifically requires that dentists or their professional corporations maintain complete care, custody and control of all equipment and materials used in the practice of dentistry. The Services and Support Agreement between the Company and the Coast Florida P.A. provides that the Company shall not exercise control over any matters that would violate the requirements of the applicable state law.

        Fee-Splitting and Anti-kickback Laws.

             State Law. Many states also prohibit "fee-splitting" by dentists with any party except other dentists in the same professional corporation or practice entity. In most cases, these laws have been construed as applying to the practice of paying a portion of a fee to another person for referring a patient or otherwise generating business, and not to provide payment of reasonable compensation for facilities and services (other than the generation of referrals), even if the payment is based on a percentage of the practice's revenues. The Florida fee-splitting law prohibits paying or receiving any commission, bonus, kickback, or rebate, or engaging in any split-fee arrangement in any form with a dentist for patient referrals to dentists or other providers of health care goods and services. According to a Florida court of appeals decision interpreting this law, it does not prohibit a management fee that is based on a percentage of gross income of a professional practice if the manager does not refer patients to the practice.

             In addition, most states have laws prohibiting paying or receiving any remuneration, direct or indirect, that is intended to induce referrals for health care items or services, including dental items and services.

             Federal Law. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of patients covered by federally funded health care programs such as Medicare and Medicaid, or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service that is covered by a federal program.

             The Company operates in a manner that complies with these requirements. For this reason, the Services and Support Agreement provides that the Company will not engage in direct marketing to potential sources of business, but will only assist Coast P.A. personnel in these endeavors by providing training, marketing materials and technical assistance.

          Advertising Restrictions. Many states, including Florida, prohibit dentists from using advertising which includes any name other than their own, or from advertising in any manner that is likely to mislead a person to believe that a non-dentist is engaged in the practice of dentistry. The Services and Support Agreements provide that all advertising shall conform to these requirements. Florida law also requires all advertising to identify the Florida dentist who assumes total responsibility for the advertisement and may not include the name of a person who is not either actually involved in the practice of dentistry at the advertised location or an owner of the practice being advertised is not permitted. The Services and Support Agreement provides that all advertising shall conform to these requirements. Florida law also requires all advertising to identify the Florida dentist who assumes total responsibility for the advertisement and may not include the name of a person who is not either actually involved in the practice of dentistry at the advertised location or as owner of the practice being advertised. All of the Florida advertisements include the name of Dr. Adam Diasti who owns the dental practice through the Coast Florida P.A. In Georgia, advertisements will need to include the name of at least one dentist practicing at the advertised location unless the Georgia Board of Dentistry has approved the use of a tradename.

          Limitations on Delegation. Some states, including Florida, regulate the manner in which dentists delegate certain tasks to non-dentists. In Florida, if a dentist uses a nonlicensed person to prepare orthodontic or prosthetic devices such as dentures, certain record keeping requirements must be met. In Georgia, dentists must personally and directly supervise dental hygienists and dental assistants.

These laws have civil and criminal penalties. Nonetheless, these laws have been subject to limited judicial and regulatory interpretation. They are enforced by regulatory agencies that are vested with broad discretion in interpreting their meaning. The Company's agreements and activities have not been examined by federal or state authorities under these laws and regulations. For these reasons, there can be no assurance that review of the Company's business arrangements or the operation of the Dental Centers will not result in determinations that adversely affect the Company's operations or that the long-term Services and Support Agreement or certain of its provisions will not be held invalid and unenforceable.

     In addition, these laws and their interpretation vary from state to state. The laws and regulations of certain states into which the Company seeks to expand may require the Company to change the form of relationships entered into with dentists in a manner that restricts the Company's operations in those states.

  Anti-Fraud Laws

          State Law. State laws prohibit any person from knowingly and willfully making any false statement or misrepresentation of a material fact in seeking payment for items or services.

          Federal Law. Federal law prohibits any person from knowingly and willfully making any false statement or misrepresentation of a material fact in seeking payment for items or services. Federal laws impose civil monetary penalties for filing claims that the filing party "should know" are not appropriate under rules applicable to federally funded health care programs.

  Self-Referral Laws

          State Law. Many states, subject to certain exceptions, prohibit referrals for certain health services if the referring dentist has an ownership interest in and/or a compensation arrangement with the entity receiving the referral. Many states require the dentist to disclose such interests to patients.

          Federal Law. Federal law, subject to certain exceptions, prohibits certain Medicare and Medicaid referrals to entities in which a dentist has an ownership interest or with which the dentist has a compensation arrangement.

     The federal law and most state laws have exceptions for in-office services provided under the direct supervision of the dentist. There is no assurance that changes in these laws or their interpretation will not affect the Company's current or future activities.

     Regulatory Compliance. The Company believes that health care regulations will continue to change, and as a result, regularly monitors developments in health care law. The Company expects to modify its agreements and operations from time to time as the business and regulatory environment change. However, there can be no assurance that such change will not adversely affect the ability of the Company to operate as it currently does or to remain profitable in doing so.

INSURANCE

     The Company's business entails an inherent risk of claims of liability. The Coast Dentists are involved in the delivery of health care services to the public and, therefore, are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in substantial damage awards to the claimants that may exceed the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. The Company is indemnified under the Services and Support Agreement for claims against the Company arising from the performance of medical and dental services provided by the Coast Florida P.A. The Company maintains liability insurance for itself and negotiates liability insurance for the Coast Dentists. Successful malpractice claims asserted against the Coast Florida P.A., however, could have an adverse effect on the Company's profitability. The Company maintains professional liability and general liability insurance on a claims-made basis in the amounts of $1.0 million per incident, and $3.0 million in the aggregate per annum, along with a $5.0 million umbrella policy. While the Company believes it has adequate liability insurance coverage, there can be no assurance that a pending or future claim or claims will not be successful or, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms.

COMPETITION

     The Company is aware of several other companies which are actively engaged in the consolidation of existing dental practices and providing management services to dental practices, some of which may have substantially greater financial resources and longer operating histories than the Company. The Company assumes that additional companies with similar objectives may enter the Company's markets and compete with the Company. The primary basis of competition between dental PPMs are the extent of the dental care network, management expertise and experience, sophistication of management information systems, the elements of its operating system, the availability of managed care business, opportunity for career enhancement of potential associated dentists, liquidity, high visibility, pricing in acquisition and management agreements, degrees of control required by the merger and the size of operations.

     The business of providing dental services is highly competitive in each of the markets in which the Dental Centers operate. The primary bases of competition within the dental services industry are price of services, marketing exposure, convenience of location and traffic flow of location, hours of operation, reputation, managed care contracts, quality of care, and appearance and usefulness of facility and equipment. Coast Dentists compete with other dentists who maintain single offices or operate a single satellite office, as well as with dentists who maintain group practices or operate in multiple offices. Many of those dentists have more established practices in their markets.

SERVICE MARKS

     The Company applied for registration of the service marks "Coast Dental" and the Company logo with the United States Patent and Trademarks Office in 1996 which application is currently pending.

EMPLOYEES

     At July 31, 1997, the Company had 323 full-time and part-time employees, of which approximately 26 were employed at the Company's headquarters and approximately 297 were employed at the Dental Centers. None of the Company's employees are employed under a collective bargaining agreement. The Company believes that its relationship with its employees is good.

LITIGATION

     There are no material pending legal proceedings other than routine litigation arising in the ordinary course of business. The Company does not believe that the results of such litigation, even if the outcome were unfavorable to the Company, would have a material adverse effect on its financial position.

PROPERTIES

     The Company presently leases an average of between 1,200 to 2,000 square feet of office space for each of the Dental Centers. The typical lease for office space is for a term of approximately five years and generally provides for renewal options for additional years. The average rental payments for a leased Dental Center are approximately $1,600 per month. The Company plans to continue to lease rather than purchase space for the Dental Centers to preserve the Company's available capital.

     The Company leases 3,800 square feet of office space in Tampa, Florida for its Corporate headquarters. This lease is for a term through May 2000 and the Company believes the facility is adequate for its current needs.

     The Company generally anticipates leasing and developing new Dental Centers in its current market as well as in certain other geographic markets rather than significantly expanding the size of its existing Dental Centers.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth the names and ages of the Company's directors, executive officers, and key employees, and the positions they each hold with the Company:

NAME                     AGE                         POSITION
----                     ---                         --------
Terek Diasti, DVM......  38    Chief Executive Officer and Chairman of the Board
Adam Diasti, DDS.......  36    President, Chief Operating Officer, Dental Director
                                 and Director
Joseph R. Smith, CPA...  45    Chief Financial Officer, Secretary, Treasurer and
                                 Director
Tim Diasti.............  28    Vice President of Operations
Elizabeth Szeltner.....  36    Controller
John H. Kang...........  34    Director
Donald R. Millard......  48    Director

     TEREK DIASTI, DVM, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD. Dr. Diasti is a founder of the Company and has served as Chairman of the Board of the Company since 1992. From 1989 to 1993, Dr. Diasti operated and managed Lakeside Animal Hospital, Avalon Animal Hospital, Country Oaks Animal Hospital and Northdale Animal Hospital, all of which are veterinary hospitals in the Tampa Bay area. While at the veterinary hospitals, Dr. Diasti was engaged in the development internal managerial and operational programs. Dr. Diasti received his Doctorate of Veterinary Medicine from Purdue University. Dr. Diasti is the brother of Dr. Adam Diasti and Tim Diasti.

     ADAM DIASTI, DDS, PRESIDENT, CHIEF OPERATING OFFICER, DENTAL DIRECTOR AND DIRECTOR. Dr. Diasti is a founder of the Company and has served as the President of the Company since its inception. Dr. Diasti is also the founder, president, director and sole shareholder of each Coast P.A. From May 1991 to May 1992, he managed and operated the Sarasota Walk In Dental Clinic, a group practice of three dentists and denture laboratory in Sarasota, Florida. Prior to May 1991, Dr. Diasti worked as a dentist in a large group practice of 18 offices known as Quality Dental in Newman Grove, Nebraska. He served as the Dental Operations Manager of Quality Dental. Dr. Diasti received his Doctorate of Dental Surgery from Creighton University in 1990 and is a member of the American Dental Association. Dr. Diasti is the brother of Dr. Terek Diasti and Tim Diasti.

     JOSEPH R. SMITH, CHIEF FINANCIAL OFFICER, SECRETARY, TREASURER AND DIRECTOR. Mr. Smith, a Certified Public Accountant, joined Coast Dental as its Chief Financial Officer in February 1996. He was elected as a director of the Company in September 1996. Prior to joining Coast and since 1985, he was a partner with Deloitte & Touche LLP, in the Central Florida practice where he most recently served as the partner in charge of middle market services for Central Florida and the partner in charge of services to the Retail industry for the Florida region. Mr. Smith graduated with a Bachelor of Science in Accounting in 1975 from the University of Florida.

     TIM DIASTI, VICE PRESIDENT OF OPERATIONS. Mr. Diasti is a founder of the Company and has served as Vice President of Operations of the Company since its inception. Mr. Diasti graduated with a Bachelor of Arts from the University of Nebraska's School of Business in 1992. Mr. Diasti is the brother of Dr. Terek Diasti and Dr. Adam Diasti.

     ELIZABETH SZELTNER, CONTROLLER. Ms. Szeltner joined Coast Dental as its Controller in July 1994. She served as a controller for USA Rent a Car from 1992 through 1994, a nationwide rental car company with annual revenue exceeding $52.0 million. From 1990 through 1992, Ms. Szeltner served as Consultant/Controller for El Paso Rehabilitation Center, a health care company. She also was employed as a Senior Accountant at KPMG Peat Marwick LLP from 1987 through 1990. Ms. Szeltner has a Bachelor of Science in Accounting from the University of Texas-El Paso. She earned her CPA certificate in Texas in 1993.

     JOHN H. KANG. Mr. Kang has served as a director of the Company since February 1997. He has been President and a director of Medical Manager Corporation, a public entity, since July 1996. He is the founder of NMS and has served as its President since its inception in 1994. In 1987, Mr. Kang founded
J. Holdsworth Capital Ltd., a private investment firm, and is currently its President. He has been a director of Amorphous Technologies International, a company engaged in the research and development and manufacture of metal alloy, since May 1995. Mr. Kang also has been a director of Nutcracker Snacks, Inc., a manufacturer of snack foods, since December 1988. From June 1988 to September 1996, Mr. Kang was the Chairman and a director of Clayton Group, Inc., a distributor of waterworks materials. Mr. Kang received an A.B. in Economics from Harvard College in 1985.

     DONALD R. MILLARD. Mr. Millard has served as a director of the Company since February 1997. He has served as Senior Vice President of Finance and Chief Financial Officer of Matria Healthcare, Inc., a provider of comprehensive obstetrical homecare and maternity management services, since March 1996. Previously, Mr. Millard served as Treasurer from 1990 and Vice
President -- Finance and Chief Financial Officer from 1987 for Healthdyne, Inc., which merged with Tokos Medical Corporation in March 1996 to form Matria Healthcare, Inc. Prior to joining Healthdyne, Inc., Mr. Millard served as President of Dental One, Inc., a dental healthcare provider, from December 1982 to June 1987. Mr. Millard is a Certified Public Accountant.

     Pursuant to the terms of the Company's Certificate of Incorporation and Bylaws, the Board of Directors has the power to set the number of directors. The number of directors is presently set at five members and there are currently no vacancies. The directors are divided into three classes. Each director in a particular class is elected to serve a three-year term or until his or her successor is duly elected and qualified. The classes are staggered so that their terms expire in successive years resulting in the election of only one class of directors each year. The Class I directors are Terek Diasti, John Kang and Donald Millard, the Class II director is Adam Diasti and the Class III director is Joseph Smith. The terms of the current Class I, Class II and Class III directors will expire at the annual meeting of the stockholders of the Company in 2000, 1998 and 1999, respectively. Officers of the Company are appointed by the Board of Directors and hold office until the first meeting of directors following the annual meeting of stockholders and until their successors are appointed, subject to earlier removal by the Board of Directors.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Restated Certificate of Incorporation (the "Certificate") provides that a Director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except: (i) for any breach of duty of loyalty; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of laws; (iii) for liability under Section 174 of the Delaware GCL (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (iv) for any transaction from which the Director derived any improper personal benefit.
Article VIII of the Company's By-laws provides that the Company shall indemnify each Director and such of the Company's officers, employees and agents as the Board of Directors shall determine from time to time to the fullest extent provided by the Delaware GCL.

     The Company has entered into indemnification agreements (the "Indemnification Agreements") with all of its Directors and certain of its officers. Similar Indemnification Agreements may from time to time be entered into with additional officers of the Company or certain other employees or agents of the Company. At present, there is no material pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification is required or permitted, nor is the Company aware of any threatened litigation or proceeding that may result in a claim for such indemnification. The Company is also empowered under its Certificate to purchase and maintain insurance or furnish similar protection on behalf of any person who it is required or permitted to indemnify and the Company has acquired such insurance in connection with such individuals that the Company believes is warranted.

DIRECTORS' COMPENSATION

     Each Director of the Company who is not an employee of the Company receives $1,000 for each meeting of the Board of Directors or any committee attended plus out-of-pocket expenses incurred in connection with attendance at such meeting. In February 1997, the Company granted options to purchase 2,000 shares of Common Stock under the Incentive Plan to each of its nonemployee directors. These options were granted at an exercise price of $8.00 per share, none of which are currently exercisable.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors consists of an Audit Committee, the members of which are Messrs. Kang, Smith and Millard, a Compensation Committee, the members of which are Messrs. Kang, Millard and Terek Diasti, and an Executive Committee consisting of Terek Diasti and Mr. Smith. The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent public accountants of the Company, discuss and review the scope and the fees of the prospective annual audit, to review the results thereof with the independent public accounts, review and approve non-audit services of the independent public accountants, review compliance with existing major accounting and financial policies of the Company, review the adequacy of the financial organization of the Company, review management's procedures and policies relative to the adequacy of the Company's internal accounting controls, review compliance with federal and state laws relating to accounting practices and review and approve (with the concurrence of a majority of the disinterested directors of the Company) transactions, if any, with affiliated parties.

     The functions of the Compensation Committee are to review and approve annual salaries and bonuses for all officers, review, approve and recommend to the Board of Directors the terms and conditions of all employee benefit plans or changes thereto, administer the Company's stock option plans, and carry out the responsibilities required by rules of the Securities and Exchange Commission.

     The Executive Committee, to the fullest extent allowed by Delaware law and subject to the powers and authority delegated to the Audit Committee and the Compensation Committee by the Board of Directors, is authorized to exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company during intervals between meetings of the Board of Directors.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to all compensation paid or accrued in 1995 and 1996 for services rendered in all capacities to the Company and its predecessors by the chief executive officer and, in 1996 with respect to the one other executive officer whose total annual salary and bonus exceeded $100,000. For the year ended December 31, 1995, no officer of the Company received compensation in excess of $100,000 and for the year ended December 31, 1996, Mr. Joseph Smith, Chief Financial Officer, was the only officer of the Company to receive compensation in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG TERM
                                                              ANNUAL COMPENSATION     COMPENSATION
                                                              --------------------    ------------
                                                                                       RESTRICTED
NAME AND PRINCIPAL POSITION                                    YEAR       SALARY      STOCK AWARD
---------------------------                                   ------    ----------    ------------
Terek Diasti, Chief Executive Officer.......................    1995      $ 26,833           --
                                                                1996      $ 63,442           --
Joseph R. Smith, Chief Financial Officer....................    1996      $114,423      $27,674(1)

---------------

(1) Represents the dollar amount of compensation expense to the Company resulting from the issuance of 105,000 shares of restricted Common Stock granted by the Company to Mr. Smith. Based upon the initial offering price of $8.00 per share, such shares had a total aggregate value of $840,000 at the time of the Company's initial public offering. A total of 52,500 of these shares automatically vested at the time of completion of the Initial Public Offering and 26,250 of such shares will vest on February 12, 1998 and on February 12, 1999, subject to Mr. Smith's continued employment on such dates. Dividends will not be paid on shares which are subject to such restrictions.

     The Company anticipates that it will pay compensation in excess of $100,000 to both the Chief Executive Officer and Chief Financial Officer for the year ended December 31, 1997 pursuant to certain employment agreements. See
"-- Employment Agreements." The Company did not grant any stock options or stock appreciation rights to executive officers during 1996 nor were any such options or rights outstanding for executive officers as of the end of that fiscal year.

EMPLOYMENT AGREEMENTS

     Dr. Terek Diasti and Dr. Adam Diasti have each entered into an Employment Agreement with the Company (the "Employment Agreements"), pursuant to which they have agreed to serve as the Company's Chief Executive Officer and Chief Operating Officer, respectively. The Employment Agreements are for a term of five years ending on September 30, 2001 and are renewable for subsequent one year terms by mutual agreement of the parties. Dr. Terek Diasti and Dr. Adam Diasti will receive annual base salaries of not less than $110,000 and $90,000, respectively, during the first year and not less than $135,000 and $115,000, respectively, for subsequent years, under the Employment Agreements. Dr. Terek Diasti agreed to devote substantially all of his time and attention to the business and affairs of the Company, while Dr. Adam Diasti, because of his obligations to the Coast P.A.s, has agreed to devote such time and attention as is reasonably necessary to fulfill his obligations to the Company. Dr. Terek Diasti and Dr. Adam Diasti will each be eligible for annual incentive bonuses, up to 100% of their annual base salary, in an amount to be determined by the Compensation Committee of the Board of Directors in accordance with the Company achieving certain performance measures set by the Committee. Each of such Employment Agreements provides that in the event of a termination of employment by the Company other than (i) for cause, (ii) upon death or disability or (iii) upon voluntary termination by employee, such employee shall be entitled to receive from the Company a series of monthly payments equal to one-twelfth of the employee's annual base salary for each month during the remaining term of such Employment Agreement, but not less than twenty-four months, plus a payment for accrued but unpaid wages and expense reimbursements. Such Employment Agreements provide that in the event such employee's employment terminates other than for cause within twelve months following a change in control (as defined in such Employment Agreements) of the Company, the Company shall pay such employee a series of 36 monthly payments of one-twelfth of the sum of such employee's base salary plus his previous years' bonus. Each such Employment Agreement contains a non-competition covenant with the Company for a period of two years following termination of employment.

     The Company and Joseph R. Smith are parties to an Employment Agreement (the "Employment Agreement"), pursuant to which Mr. Smith has agreed to serve as Chief Financial Officer of the Company. The term of the Employment Agreement is for three years ending on February 12, 1999, and is renewable for subsequent one year terms by mutual agreement of the parties. The Employment Agreement also provides that Mr. Smith will be employed for at least two years after any public offering of the Company which occurs during the initial term of the Employment Agreement. In the event Mr. Smith terminates the Employment Agreement without cause during the two year period after any public offering, the Employment Agreement requires Mr. Smith to pay liquidated damages to the Company of $200,000 for each complete year or portion of a year remaining. The Employment Agreement provides that Mr. Smith will devote his full time to the business and affairs of the Company and will receive an annual base salary at a rate equal to $125,000 during the first six months of employment and $150,000 during the second six months, $165,000 in the second year and $180,000 in the third year. The Employment Agreement further provides that upon completion of an initial public offering by the Company, Mr. Smith's compensation will be adjusted to a compensation level which is equivalent to compensation levels of chief financial officers in similarly sized public companies. In addition, Mr. Smith has received under the Employment Agreement 105,000 shares of restricted Company Common Stock of which one-half of the shares will cease to be forfeitable on the initial public offering date and the remaining one-half will cease to be forfeitable after the second and third year of employment. Mr. Smith is also eligible for inclusion, at the Company's expense, in any health, medical, disability, insurance or pension plan made available by the Company to its employees. The Employment Agreement terminates automatically upon death or disability of Mr. Smith and is terminable by the Company "for cause" as defined in the Employment Agreement. The Employment Agreement provides that during the period ending one year after termination, Mr. Smith will not compete with the Company in the dental management business. Additionally, in January 1997 Mr. Smith received options to purchase 10,000 shares of the Company's Common Stock pursuant to the Company's Incentive Plan as described below. The options are exercisable at the initial public offering price and shall vest pro-rata on an equal basis, over a three year period.

THE PLANS

     Effective April 1, 1996, the Board of Directors adopted, and the stockholders of the Company approved, two stock incentive plans: the Coast Dental Services, Inc. Stock Option Plan (the "Incentive Plan") and the Coast Dental Services, Inc. Affiliated Professionals Stock Plan (the "Professionals Plan," and together with the Incentive Plan, the "Plans"). The purpose of the Plans is to provide non-employee directors, officers, key employees, and dental professionals employed by the Coast P.A.s and the Company with additional incentives by increasing their proprietary interest in the Company or tying a portion of their compensation to increases in the price of the Company's Common Stock. The aggregate number of shares of Common Stock subject to the Incentive Plan and the Professionals Plan is 450,000 shares for each plan.

     The Incentive Plan permits the Company to grant incentive stock options ("ISOs"), as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-qualified stock options ("Non-qualified Options"), stock appreciation rights ("SARs") and Restricted Shares of Common Stock ("Restricted Shares") to officers and employees of the Company and effective June 20, 1997 the stockholders approved an amendment to the Incentive Plan to include the granting of stock options to non-employee directors of the Company (individually, an "Award" and collectively, "Awards"). The Professionals Plan permits the Company to grant Awards of Non-qualified Options, SARs and Restricted Shares to dental professionals employed by the Coast P.A.s. The various types of Awards are described in more detail below.

     The Incentive Plan is intended to qualify for favorable treatment under
Section 16 of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder ("Rule 16b-3") and Awards under the Incentive Plan are intended to qualify for treatment as "performance-based compensation" under Section 162(m) of the Internal Revenue Code ("Section 162(m)"). The Plans are administered by the Compensation Committee, which is comprised of two or more nonemployee directors within the meaning of Rule 16b-3 and Section 162(m) (the "Committee"). The Committee has, subject to the terms of the Plans, the sole authority to grant Awards under the Plans, to construe and interpret the Plans and to make all other determinations and take any and all actions necessary or advisable for the administration of the Plans.

     Options. Options for the purchase of shares of the Common Stock may be granted under both Plans. The exercise price for the ISOs granted under the Incentive Plan may be no less than the fair market value of the Common Stock on the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the Common Stock). Only employees of the Company are eligible to receive ISOs. The exercise price for Non-qualified Options granted under the Plans will generally be the fair market value of the Common Stock on the date of grant; however, the Committee will set an exercise price at less than fair market value if it determines that special circumstances warrant a lower price. Options will be exercisable during the period specified in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule to be designated by the Committee. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the Common Stock).

     SARs. Stock appreciation rights may be granted under both Plans in tandem with options. An SAR represents the right to receive from the Company the difference (the "Spread"), or a percentage thereof not in excess of 100 percent, between the exercise price of the related option and the market value of the Common Stock on the date of exercise of the SAR. SARs may only be exercised at a time when the related option is exercisable and the Spread is positive, and the exercise requires the surrender of the related option for cancellation. The amount payable by the Company upon exercise may be paid in cash, Common Stock or a combination thereof, as determined by the Committee.

     Restricted Shares. Restricted Shares may be granted under both Plans. An award of Restricted Shares involves the immediate transfer by the Company to a participating employee of ownership of a specific number of shares of Common Stock in consideration of the performance of services. The employee is entitled immediately to voting, dividend and other ownership rights in the shares. The transfer may be made without additional consideration, or for payment of an amount that is less than the market value of the shares on the date of grant, as the Committee may determine. Restricted Shares must be subject to a "substantial risk of forfeiture" for a period to be determined by the Committee. An example would be a provision that the employee's Restricted Shares would be forfeited if he or she ceased to serve the Company as an officer at any time before the end of a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Committee for the period during which the forfeiture provisions are to continue. The Committee may also condition the vesting of the Restricted Shares on the achievement of specified performance objectives ("Management Objectives").

     The Company has awarded a total of 132,659 Restricted Shares to employees and affiliated professionals under the Incentive Plans, which vest over three to five years from the date of grants.

     The Company anticipates that upon the consummation of the Offering it will have outstanding options to purchase a total of approximately 250,000 shares of Common Stock exercisable at an exercise price equal to fair market value of the Company's Common Stock on the date of the grant. The outstanding options are exercisable ratably over three years from the date of the granting of the options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Executive compensation in the past has been determined by the Company's chief executive officer. After completion of the Company's initial public offering in February 1997, the Company established the Compensation Committee of the Board of Directors, which is comprised of a majority of non-employee independent directors and is responsible for establishing salaries, bonuses and other compensation for the Company's officers.

                              CERTAIN TRANSACTIONS

     The information set forth herein briefly describes transactions over the past three years between the Company and its directors, officers and 5% stockholders. These transactions took place prior to the Initial Public Offering and have been approved by the Company's Board of Directors. Future transactions after February 1997, if any, with affiliated parties will be approved by a majority of the Company's independent directors of the Audit Committee and will be on terms no less favorable to the Company than those that could be obtained from unaffiliated parties.

THE REORGANIZATION

     In March 1996, Coast Dental, Inc. ("CDI"), was merged into the Company for the purpose of reincorporating the Company in the State of Delaware and changing its name. Terek Diasti and Adam Diasti, directors and executive officers of the Company, and Tim Diasti, an executive officer of the Company, collectively owned 100% of the outstanding common stock of CDI and each received 1,120,000 shares or 100% of the then outstanding shares of Common Stock of the Company as a result of the merger.

AGREEMENTS WITH THE COAST P.A.

     The Company has an agreement to provide dental management, services and support to the Coast Florida P.A. Dr. Adam Diasti, a director and the President and Chief Operating Officer of the Company, is the sole owner of the Coast Florida P.A. and Coast Georgia P.A. Payments made by the Coast Florida P.A. to the Company for the management services were $1.9 million, $3.3 million and $8.1 million in 1994, 1995 and 1996, respectively, and $9.9 million for the six months ended June 30, 1997. In October 1996, the Company and the Coast Florida P.A. entered into a new services and support agreement pursuant to which the Company provided dental management services to the Coast Florida P.A. for a management fee equal to 76% of the gross revenue of the Coast Florida P.A.'s Dental Centers. The Coast Florida P.A. hires and supervises all Coast Dentists and hygienists. Effective June 1997, the Company agreed to pay $50,000 to a Coast P.A. for each new internally developed Dental Center it commits to open as an inducement to a Coast P.A. to extend the Service and Support Agreement to each new internally developed Dental Center. To date, the Company has paid $550,000 in 1997 to the Coast Florida P.A. in connection with the Company's obligation regarding added internally developed Dental Centers and currently committed internally developed Dental Center. The Company expects to enter into a services and support agreement in September 1997 under terms substantially similar to the Services and Support Agreement pursuant to which the Company will provide dental management services to the Coast Georgia P.A. for a management fee equal to approximately 74% of the gross revenue of the Coast Georgia P.A.'s Dental Centers. See "Business -- Services and Support Agreement."

AGREEMENT WITH ADAM DIASTI

     The Company has an agreement with Dr. Adam Diasti, pursuant to which Dr. Diasti has agreed to sell all of his shares of Coast Florida P.A. stock to a licensed dentist designated by the Company if certain events occur. Dr. Diasti is a Director and the President and Chief Operating Officer of the Company. The purchase price under the agreement, if the certain event should occur, will be the fair market value of Dr. Diasti's shares of Coast Florida P.A. stock. The Company is expected to enter into a similar agreement with Dr. Diasti with respect to his shares in the Coast Georgia P.A. See "Business -- Services and Support Agreement."

LOANS TO THE COAST FLORIDA P.A.

     The Coast Florida P.A. is indebted to the Company in the aggregate amount as of June 30, 1997 of approximately $2.0 million which represents service and support fees payable to the Company and a promissory note dated June 30, 1997, payable to the Company. The promissory note totalling approximately $598,000 bears interest at 8% per annum and is payable in one balloon payment due July 1, 1999. The funds were loaned in connection with acquisitions by the Coast Florida P.A. and pursuant to the Services and Support Agreement. The management fee receivable as of June 30, 1997 of approximately $1.4 million relates to amounts due to the Company in accordance with the Services and Support Agreement. The Company's current policy is not to provide financing for the Coast Florida P.A.'s acquisitions in the future.

CANCELLATION OF PERSONAL GUARANTYS

     Terek Diasti and Adam Diasti have personally guaranteed certain notes payable by the Company, under which $4.4 million was outstanding as of January 1, 1997. The Company repaid certain of these notes out of the net proceeds from its initial public offering in February 1997, whereupon Terek Diasti and Adam Diasti were released from the respective guarantys related to the repaid debt. See Note 6 of the Financial Statements and "Use of Proceeds."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Company's outstanding Common Stock as of August 25, 1997 and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each person or entity known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company who owns any shares of Common Stock, (iii) the Selling Stockholders and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.

                                                 SHARES BENEFICIALLY              SHARES BENEFICIALLY
                                                  OWNED PRIOR TO THE                  OWNED AFTER
                                                     OFFERING(2)        SHARES        OFFERING(2)
                                                 --------------------    BEING    -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)           NUMBER      PERCENT   OFFERED    NUMBER     PERCENT
---------------------------------------          ---------    -------   -------   ---------   -------
Diasti Nevada Family Limited Partnership(3)....  2,925,000(3)  51.3%    370,000   2,555,000    33.6%
Dr. Terek Diasti...............................  2,925,000(4)  51.3          --   2,555,000    33.6
Dr. Adam Diasti................................  2,925,000(4)  51.3          --   2,555,000    33.6
Tim Diasti.....................................  2,925,000(4)  51.3          --   2,555,000    33.6
Joseph R. Smith(5).............................    105,000      1.8      30,000      75,000     1.0
All directors and executive officers as a group
  (4 persons)..................................  3,030,000     53.1%    400,000   2,630,000    34.6%
OTHER 5% STOCKHOLDER
Kaufmann Fund Inc. (6).........................    600,000     10.5%         --     600,000     7.9%

---------------

(1) Unless indicated otherwise, the address of each of the beneficial owners identified is 6200 Courtney Campbell Causeway, Suite 690, Tampa FL. 33607. See "Management -- Executive Officers and Directors,"
    "Management -- Employment Agreements" and "Certain Transactions" for discussion of any material relationship which certain of the Selling Stockholders have had with the Company within the past three years.
(2) Based on 5,698,439 shares of Common Stock outstanding prior to the Offering and 7,598,439 shares of Common Stock to be outstanding immediately after the Offering if the underwriters over-allotment options are exercised in full.
(3) Shares are owned by the Diasti Nevada Family Limited Partnership (the "Diasti Family Partnership"), 1325 Airmotive Way, Suite 130, Reno Nevada, 89502, in which Dr. Terek Diasti, Dr. Adam Diasti and Tim Diasti exercise equal investment and voting powers as the general partners.
(4) Includes 2,925,000 shares owned by the Diasti Family Partnership, over which Dr. Terek Diasti, Dr. Adam Diasti, and Tim Diasti share voting control.
(5) Excludes 10,000 shares issuable upon exercise of stock options which were granted by the Company to Mr. Smith in January 1997. Such stock options vest equally over a three year period beginning from the grant date.
(6) Kaufmann Fund Inc.'s address is 140 East 45th Street, 43rd floor, New York, New York, 10017.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value per share, and 2,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock"). At August 25, 1997, 5,699,871 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were outstanding.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the prior rights of the holders of Preferred Stock, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor, and to share ratably in the assets of the Company legally available for distribution to the stockholders in the event of liquidation or dissolution. The Common Stock has no preemptive rights and no subscription or redemption privileges. Stockholders of the Company are not entitled to cumulative voting rights, which means the holder or holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the Directors standing for election. All the outstanding shares of Common Stock are, and the shares to be issued in the Offering when issued will be, fully paid and not liable for further call or assessment. Upon a liquidation of the Company, holders of Common Stock will be entitled to a pro rata distribution of the assets of the Company, after payment of all amounts owed to the Company's creditors, and subject to any preferential amount payable to holders of Preferred Stock, if any.

PREFERRED STOCK

     The Board of Directors is authorized to issue 2,000,000 shares of Preferred Stock from time to time in one or more series, and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. The Company has no present plan to issue shares of Preferred Stock.

DIRECTORS' LIABILITY

     As authorized by the Delaware General Corporation Law ("DGCL"), the Restated Certificate of Incorporation of the Company (the "Certificate") limits, to the fullest extent permitted by Delaware law, the liability of Directors to the Company for monetary damages. The effect of this provision in the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against Directors for breaches of their fiduciary duties (including breaches resulting from negligent behavior), except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Bylaws contain provisions to indemnify the Company's Directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a Director's fiduciary duty. These provisions will not alter the liability of Directors under federal securities laws. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the DGCL.
Section 203 prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE AND BYLAWS

     Certain provisions of the Certificate of Incorporation (the "Certificate") and the Bylaws (the "Bylaws") of the Company could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions, described below, which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The Board of Directors believes that, as a general rule, such takeover proposals would not be in the best interests of the Company and its stockholders.

CERTIFICATE OF INCORPORATION

     Classified Board of Directors. The Certificate provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Board of Directors believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of the Company as determined by the Board of Directors, because the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board will be enhanced by staggered three-year terms. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years, unless they can show cause and obtain the requisite vote. See "Number of Directors; Removal" below.

     Special Meetings of Stockholders. The Certificate prohibits the taking of stockholder action by written consent without a meeting if there are more than 25 stockholders of record. The Certificate provides that special meetings of stockholders of the Company may be called only by the Chairman, the President or by a majority of the members of the Board of Directors. Furthermore, if a proposal requiring stockholder action is made by or on behalf of an Interested Stockholder (as defined) or a Director affiliated with an Interested Stockholder or where an Interested Stockholder otherwise seeks action requiring stockholder approval, the affirmative vote of a majority of the Continuing Directors (as defined) will also be required to call a special meeting of stockholders. This provision will make it more difficult for stockholders to take action opposed by the Board of Directors.

     Special Voting Requirements for Certain Transactions. The Certificate provides that (i) any merger or consolidation of the Company or any Subsidiary (as defined) with (a) any Interested Stockholder or (b) any other corporation which is, or after such merger or consolidation would be, an Affiliate (as defined) or Associate (as defined) of an Interested Stockholder, (ii) any sale, lease or other disposition to or with or on behalf of any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder of 5% of the book value of the total assets of the Company or 5% of stockholders' equity, (iii) certain liquidations or dissolutions of the Company and any proposal to amend the Certificate made on behalf of an Interested Stockholder or any Affiliate or Associate of an Interested Stockholder, or (iv) certain reclassifications and recapitalizations or other transactions that have the effect of increasing an Interested Stockholder's proportionate share of the Company's capital stock (collectively "Business Combinations") require, subject to certain exceptions, the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock entitled to vote on matters generally submitted to stockholders ("Voting Stock") other than the Voting Stock of which an Interested Stockholder is the beneficial owner. The term "Interested Stockholder" generally means any person who is a beneficial owner of or has announced a plan to acquire 10% or more of the outstanding Voting Stock and an Affiliate or Associate which, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the outstanding Voting Stock.

     The above requirements generally do not apply to a Business Combination approved by a disinterested majority of the Continuing Directors if certain other requirements are met. Such other requirements are designed to provide an incentive to an Interested Stockholder to treat the stockholders within a class equally, to discourage discriminatory two-tiered transactions and to encourage an Interested Stockholder to furnish timely information regarding such Business Combination.

     Amendment of Certain Provisions of the Certificate. The Certificate generally requires the affirmative vote of the holders of at least 80% of the outstanding Voting Stock in order to amend its provisions, including any provisions concerning (i) the classified board, (ii) the amendment of the Bylaws, (iii) any proposed compromise or arrangement between the Company and its creditors, (iv) the authority of stockholders to act by written consent, (v) the liability of Directors, (vi) the calling of special meetings of the stockholders, and (vii) the supermajority voting requirements described in this paragraph. These voting requirements will make it more difficult for stockholders to make changes in the Certificate which would be designed to facilitate the exercise of control over the Company. In addition, the requirement for approval by at least an 80% stockholder vote will enable the holders of a minority of the voting securities of the Company to prevent the holders of a majority or more of such securities from amending such provisions of the Certificate.

     Number of Directors; Removal. The Certificate provides that the Board of Directors will consist of between two and 15 members, the exact number to be fixed from time to time by resolution adopted by a majority of the Directors then in office. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the Certificate provides that Directors of the Company may be removed only for cause and only by the affirmative vote of holders of a majority of the outstanding shares of Voting Stock. Additionally, if the proposal to remove a Director is made by or on behalf of an Interested Stockholder or a Director affiliated with an Interested Stockholder, removal will also require the affirmative vote of holders of a majority of Disinterested Shares (as defined). These provisions will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

BYLAWS

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as Director as well as for other stockholder proposals to be considered at stockholders' meetings.

     Notice of stockholder proposals and director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or the Directors are to be elected. To be timely, notice must be received at the principal executive offices of the Company not less than 60 nor more than 90 days prior to the meeting of stockholders; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs.

     A stockholders' notice to the Secretary with respect to a stockholder proposal, shall set forth as to each matter the stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting, (ii) the reasons for conducting such business at the meeting, (iii) the name and record address of the stockholder proposing such business, (iv) the class or series and number of shares of the Company which are owned beneficially or of record by such stockholder, (v) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business, and (vi) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting, A stockholders' notice to the Secretary with respect to a Director nomination, shall set forth (i) certain information about the nominee, (ii) the consent of the nominee to serve as a Director if elected, (iii) the name and record address of the nominating stockholder, (iv) the class or series and number of shares of the Company which are beneficially owned by such stockholder, (v) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person pursuant to which the nominations are to be made, (vi) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named, and (vii) certain other information.

     The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.

     Amendment to Bylaw Provisions. The Certificate provides that the Bylaws are subject to adoption, amendment, repeal or rescission either by (a) a majority of the authorized number of Directors and, if one or more Interested Stockholders exists, by a majority of the Directors who are Continuing Directors or (b) the affirmative vote of the holders of not less than 80% of the outstanding shares of Voting Stock and, if such adoption, amendment, repeal or rescission is proposed by or on behalf of an Interested Stockholder or a Director affiliated with an Interested Stockholder, by a majority of the Disinterested Shares. These provisions will make it more difficult for stockholders to make changes in the Bylaws. The 80% vote will allow the holders of a minority of the voting securities to prevent the holders of a majority or more of voting securities from amending the Bylaws.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 7,299,871 shares of Common Stock outstanding. Of these shares, the 2,000,000 shares offered hereby (2,300,000 if the Underwriters' over-allotment option is exercised in full), the 2,530,000 shares sold in the Company's initial public offering and an additional 106,415 shares will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act") unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 2,663,456 shares outstanding are "Restricted Securities" as that term is defined in Rule 144 and fall into three categories: (i) 2,630,000 shares held by "affiliates" whom have already held their shares for more than one year (ii) 27,659 shares held by non-affiliates whom have already held their shares for more than one year and (iii), 5,797 shares held by a non-affiliate who has not held his shares for more than one year. In addition, 900,000 shares of Common Stock are reserved under the Plans for exercise of stock options granted by the Company, of which options to purchase approximately 59,000 and 191,000 shares have been granted under the Incentive Plan and the Professionals Plan, respectively.

     The Restricted Securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144. Rule 144 imposes certain restrictions and limitations on resale. In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule), who has beneficially owned Restricted Securities for at least one year would be entitled to sell, within any three-month period a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 73,000 shares after the Offering), or the reported average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. A person (or persons whose shares are aggregated) who is not an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned such shares for at least two years, is currently entitled to sell such shares under Rule 144(k) without regard to the availability of current public information, volume limitations, manner of sales provisions or notice requirements. 2,630,000 Restricted Shares held by affiliates are eligible for sale in the public market pursuant to Rule 144, but are subject to certain "lock-up" agreements described below. Currently 27,659 Restricted Shares held by non-affiliates are and, beginning on July 11, 1998, 5,797 Restricted Shares held by a non-affiliate will be, eligible for sale on the public market pursuant to Rule 144.

     The Company, its officers and directors and the Selling Stockholders, including affiliates holding 2,630,000 Restricted Shares, have entered into lock-up agreements providing that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any other securities convertible into, or exercisable or exchangeable for, Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for bona fide gifts or transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to be bound by similar agreements and except for any registration statement that may be filed by the Company relating to shares issuable under the Professionals Plan. Prudential Securities Incorporated may, at any time and without notice, release all or any portion of the Shares subject to such agreements.

     The Option Shares are subject to all the limitations on resale imposed by Rule 701. In general, shares subject to Rule 701 are subject to the resale restrictions of Rule 144. However, with respect to resales by non-affiliates, the Option Shares may be resold without conformance with Rule 144 except for its manner of sale limitation. With respect to resale of Option Shares by affiliates, all Rule 144 limitations continue to apply except the one-year holding period. Additionally, the Company filed a Form S-8 registration statement under the Securities Act to register the shares of Common Stock subject to then outstanding stock options and the

450,000 shares of Common Stock issuable pursuant to the Incentive Plan. The Company expects to file a registration statement under the Securities Act to register the shares of Common Stock subject to the then outstanding stock options and the 450,000 shares of Common Stock issuable pursuant to the Professionals Plan following the closing of the Offering. Shares covered by these registration statements will thereafter be eligible for sale in the public markets, subject to lock-up agreements, to the extent applicable. See "Management -- The Plans."

     Sales of substantial amounts of Common Stock, or the perception that such sale could occur, could adversely affect market prices for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Smith Barney Inc. and Robert W. Baird & Co. Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Prudential Securities Incorporated..........................
Smith Barney Inc............................................
Robert W. Baird & Co. Incorporated..........................
                                                              ---------
          Total.............................................
                                                              =========

     The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company and the Selling Stockholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$          per share; and that such dealers may reallow a concession of
$          per share to certain other dealers. After the public offering, the offering price and the concessions may be changed by the Representatives.

     The Company has granted the Underwriters options, exercisable for 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such options solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such options are exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 2,000,000.

     The Company's officers and directors, who in the aggregate will
beneficially own approximately           shares of Common Stock upon the
completion of the Offering (assuming the Underwriters' over-allotment options are exercised in full), the Company, the Selling Stockholders and certain other stockholders of the Company, have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any share of Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, other than pursuant to the exercise of currently outstanding stock options and except for bona fide gifts or transfers effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to execute and be bound by such agreements. Prudential Securities Incorporated may, at any time and without notice, release all or any portion of the Shares subject to such agreements.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the business day prior to the pricing of the Offering before the commencement of offers and sales of Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Shareholder, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 300,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if they are undertaken, then they may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Company by Shumaker, Loop & Kendrick, LLP, Tampa, Florida, and for the Underwriters by King & Spalding, Atlanta, Georgia. Members in the law firm of Shumaker, Loop & Kendrick, LLP own an aggregate of approximately 106,950 shares of Common Stock as of August 25, 1997.

                                    EXPERTS

     The Company's financial statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting. During May 1996 the Company's Board of Directors approved of a change in accountants and the Company's former accountants were dismissed. The independent accounting firm of Deloitte & Touche LLP was engaged by the Company on June 18, 1996. The former accountant's report on the financial statements for the years ended December 31, 1995 and 1994 did not contain an adverse opinion, disclaimer opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, there were no disagreements between the Company and its former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the two most recent fiscal years ended December 31, 1995 and 1994 and any subsequent interim period preceding such dismissal.

     The balance sheet of West Coast Dental, P.A. as of March 31, 1997 and the related statements of operations, stockholder's equity and cash flows for the year ended March 31, 1997, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and are so included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-1 (herein, together with all amendments, exhibits and schedules, referred to as the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

     Reports and other information filed by the Company with the Commission and copies of the Registration Statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and should also be available for inspection and copying at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and through the Commission's Internet address at "http://www.sec.gov".

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF COAST DENTAL
                          SERVICES, INC.
Basis of Presentation.......................................   F-2
Pro Forma Combined Balance Sheet -- June 30, 1997
  (Unaudited)...............................................   F-3
Pro Forma Combined Statement of Operations -- Six Months
  Ended June 30, 1997 (Unaudited)...........................   F-4
Pro Forma Combined Statement of Operations -- Year Ended
  December 31, 1996 (Unaudited).............................   F-4
Notes to Pro Forma Combined Financial Information
  (Unaudited)...............................................   F-5

       FINANCIAL STATEMENTS OF COAST DENTAL SERVICES, INC.
Independent Auditors' Report................................   F-7
Balance Sheets -- December 31, 1995 and 1996 and (Unaudited)
  June 30, 1997.............................................   F-8
Statements of Operations -- Years Ended December 31, 1994,
  1995 and 1996 and (Unaudited) Six Months Ended June 30,
  1996 and 1997.............................................   F-9
Statements of Stockholders' Equity -- Years Ended December
  31, 1994, 1995 and 1996 and (Unaudited) Six Months Ended
  June 30, 1997.............................................  F-10
Statements of Cash Flows -- Years Ended December 31, 1994,
  1995 and 1996 and (Unaudited) Six Months Ended June 30,
  1996 and 1997.............................................  F-11
Notes to Financial Statements...............................  F-12

         FINANCIAL STATEMENTS OF WEST COAST DENTAL, P.A.
Independent Auditor's Report................................  F-25
Balance Sheet -- March 31, 1997.............................  F-26
Statement of Operations -- Year Ended March 31, 1997........  F-27
Statement of Stockholder's Equity -- Year Ended March 31,
  1997......................................................  F-28
Statement of Cash Flows -- Year Ended March 31, 1997........  F-29
Notes to Financial Statements...............................  F-30

                          COAST DENTAL SERVICES, INC.

                             BASIS OF PRESENTATION
               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The unaudited Pro Forma Combined Statement of Operations Data for the year ended December 31, 1996 give effect to the following, as if each had occurred on January 1, 1996: (i) the 1996 Acquisitions and 1997 Acquisitions, (ii) the Company's entering into the Services and Support Agreement with the Coast Florida P.A. on October 1, 1996 and (iii) the Company's Initial Public Offering and the application of the estimated net proceeds therefrom, as if they had occurred at January 1, 1996. The Pro Forma Combined Statement of Operations Data for the six months ended June 30, 1997 give effect to (i) the 1997 Acquisitions and (ii) the Initial Public Offering as if they had occurred at January 1, 1997. The unaudited Pro Forma Combined Balance Sheet as of June 30, 1997 gives effect to the following: (i) the Recent Acquisitions and (ii) the consummation of the Offering, as described under "Use of Proceeds" as if they had occurred as of June 30, 1997. The 1996 and 1997 Acquisitions have been accounted for using the purchase method of accounting, so that the Company's historical statement of operations data include results of operations of the acquired Dental Centers from their respective acquisition dates.

     The unaudited Pro Forma Combined Financial Information has been prepared by the Company based on the Company's audited Statements of Operations for the year ended December 31, 1996, the Company's unaudited Statement of Operations for the six months ended June 30, 1997, the Company's unaudited Balance Sheet as of June 30, 1997, and the financial statements of the entities involved in the 1996 and 1997 Acquisitions. The audited historical financial statements of West Coast Dental, P.A., as of and for the year ended March 31, 1997, are included elsewhere in this Prospectus. The Pro Forma Combined Financial Information should be read in conjunction with the complete historical Financial Statements of the Company and the notes thereto and the historical financial statements of West Coast Dental, P.A., and the notes thereto included elsewhere in this Prospectus. The Pro Forma Combined Financial Information does not purport to be indicative of the combined results of operations that actually would have occurred if the transactions described above had been effected at the dates indicated or to project future results of operations for any period.

                          COAST DENTAL SERVICES, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                                               JUNE 30, 1997
                                                   ----------------------------------------------------------------------
                                                                                                               PRO FORMA
                                                                                                                COMBINED
                                                   HISTORICAL        1997        PRO FORMA     OFFERING          AFTER
                                                    COMPANY      ACQUISITIONS    COMBINED     ADJUSTMENTS       OFFERING
                                                   ----------    ------------    ---------    -----------      ----------
                                                                               (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents......................   $ 8,108        $  (645)(A)    $ 7,463       $33,500(B)      $40,963
  Management fee receivable from P.A.............     2,002             --          2,002                         2,002
  Notes Receivable from P.A. and Manrique........        --             --             --                            --
  Supplies.......................................       178             --            178                           178
  Prepaid expenses and other assets..............       375             14(A)         389                           389
                                                    -------        -------        -------       -------         -------
         Total current assets....................    10,663           (631)        10,032        33,500          43,532
                                                    -------        -------        -------       -------         -------
Property and equipment, net......................     3,086            216(A)       3,302                         3,302
Non-Compete agreement, net of amortization.......     1,015             --          1,015                         1,015
Dental service agreement.........................     4,601            767(A)       5,368                         5,368
Other assets.....................................       131             --            131                           131
                                                    -------        -------        -------       -------         -------
         Total assets............................   $19,496        $   352        $19,848       $33,500         $53,348
                                                    =======        =======        =======       =======         =======

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable...............................   $   351        $    --        $   351                       $   351
  Accrued offering costs.........................       338             --            338                           338
  Other accrued expenses.........................       694             --            694                           694
  Current maturities of long-term debt and
    current......................................       259             54(A)         313                           313
  Current portion of capital lease obligations...        31             --             31                            31
                                                    -------        -------        -------                       -------
         Total current liabilities...............     1,673             54          1,727                         1,727
Long-term debt excluding current maturities......       441            198(A)         639                           639
Lease obligations excluding current portion......        82             --             82                            82
Deferred tax liability...........................        75             --             75                            75
                                                    -------        -------        -------                       -------
         Total liabilities.......................     2,271            252          2,523                         2,523
                                                    -------        -------        -------                       -------
STOCKHOLDERS' EQUITY:
  Common stock...................................         6             --              6       $     2(B)            8
  Additional paid-in capital.....................    16,233            100(A)      16,333        33,498(B)       49,831
  Retained earnings..............................       986             --            986                           986
                                                    -------        -------        -------       -------         -------
         Total stockholders' equity..............    17,225            100         17,325        33,500          50,825
                                                    -------        -------        -------       -------         -------
         Total...................................   $19,496        $   352        $19,848       $33,500         $53,348
                                                    =======        =======        =======       =======         =======

 See accompanying notes to unaudited pro forma combined financial information.

                          COAST DENTAL SERVICES, INC.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                                                                SIX MONTHS ENDED JUNE 30, 1997
                                  ------------------------------------------------------------------------------------------
                                                                                                                  PRO FORMA
                                                                                                                   COMBINED
                                  HISTORICAL        1997        ACQUISITION    PRO FORMA        OFFERING            AFTER
                                   COMPANY      ACQUISITIONS    ADJUSTMENTS     COMBINED     ADJUSTMENTS (I)       OFFERING
                                  ----------    ------------    -----------    ----------    ---------------      ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue.....................    $7,936         $2,866         $  (688)(C)  $   10,114                         $   10,114
Dental Center expenses:
  Dentist and hygienist
    salaries....................                      879            (879)(D)
  Staff salaries................     2,414            623              --           3,037                              3,037
  Dental supplies and lab
    fees........................     1,160            466              --           1,626                              1,626
  Advertising...................       507             46              --             553                                553
  Rent..........................       766            407              --           1,173                              1,173
  Depreciation and other........       363            233             (45)(G)         551                                551
                                    ------         ------         -------      ----------                         ----------
Total Dental Center expenses....     5,210          2,654            (924)          6,940                              6,940
                                    ------         ------         -------      ----------                         ----------
Gross profit....................     2,726            212             236           3,174                              3,174
General and administrative
  expenses......................       751            145             (75)(H)         821                                821
Depreciation and amortization...       143             --              36(E)          179                                179
                                    ------         ------         -------      ----------                         ----------
Operating income................     1,832             67             275           2,174                              2,174
  Interest (expense)
    income -- net...............       114             (8)             (9)(F)          97                                 97
                                    ------         ------         -------      ----------                         ----------
Income before income taxes......     1,946             59             266           2,271                              2,271
  Income tax expense............      (617)           (23)           (104)(L)        (744)                              (744)
                                    ------         ------         -------      ----------                         ----------
Net income......................    $1,329         $   36         $   162      $    1,527                         $    1,527
                                    ======         ======         =======      ==========                         ==========
Pro forma income tax expense....      (142)                                          (142)                              (142)
                                    ------                                     ----------                         ----------
Pro forma net income............    $1,187                                     $    1,385                         $    1,385
                                    ======                                     ==========                         ==========
Pro forma earnings per share....                                                     0.27                               0.26(L)
                                                                               ==========                         ==========
Pro forma weighted average
  shares outstanding............                                                5,210,797                          5,270,205(L)
                                                                               ==========                         ==========

                                                                  YEAR ENDED DECEMBER 31, 1996
                                     --------------------------------------------------------------------------------------
                                                                                                                 PRO FORMA
                                                     1996 AND                                                     COMBINED
                                     HISTORICAL        1997        ACQUISITION    PRO FORMA      OFFERING          AFTER
                                      COMPANY      ACQUISITIONS    ADJUSTMENTS     COMBINED     ADJUSTMENTS       OFFERING
                                     ----------    ------------    -----------    ----------    -----------      ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue........................    $8,128        $12,727         $(2,985)(C)  $   17,870                     $   17,870
Dental Center expenses:
  Dentist and hygienist salaries...                    3,632          (3,632)(D)          --                             --
  Staff salaries...................     2,324          3,130              --           5,454                          5,454
  Dental supplies and lab fees.....     1,203          1,672              --           2,875                          2,875
  Advertising......................       675            301              --             976                            976
  Rent.............................       811          1,391              --           2,202                          2,202
  Depreciation and other...........       438            985             (99)(G)       1,324                          1,324
                                       ------        -------         -------      ----------                     ----------
Total Dental Center expenses.......     5,451         11,111          (3,731)         12,831                         12,831
                                       ------        -------         -------      ----------                     ----------
Gross profit.......................     2,677          1,616             746           5,039                          5,039
General and administrative
  expenses.........................       950            753            (273)(H)       1,430                          1,430
Depreciation and amortization......       140              3             203(E)          346                            346
                                       ------        -------         -------      ----------                     ----------
Operating income...................     1,587            860             816           3,263                          3,263
  Interest (expense)
    income -- net..................      (184)           (28)           (218)(F)        (430)     $   136(J)           (294)
                                       ------        -------         -------      ----------      -------        ----------
Income before income taxes.........     1,403            832             598           2,833          136             2,969
Pro forma income tax expense.......      (547)          (324)           (233)(K)      (1,104)         (53)(K)        (1,157)
                                       ------        -------         -------      ----------      -------        ----------
Pro forma net income...............    $  856        $   508         $   365      $    1,729      $    83        $    1,812
                                       ======        =======         =======      ==========      =======        ==========
Pro forma earnings per share.......                                                     0.49                           0.45(L)
                                                                                  ==========                     ==========
Pro forma weighted average shares
  outstanding......................                                                3,500,000                      4,028,875(L)
                                                                                  ==========                     ==========

 See accompanying notes to unaudited pro forma combined financial information.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The accompanying pro forma combined information presents the pro forma financial position of Coast Dental Services, Inc. as of June 30, 1997 and the pro forma results of its operations for the year ended December 31, 1996 and the six months ended June 30, 1997.

     From January 1, 1996 through June 30, 1997, the Company acquired 29 Dental Centers. The accompanying pro forma combined balance sheet includes the acquired assets, assumed liabilities and effects of financing of the three Dental Centers acquired since June 30, 1997, as if they had been acquired on June 30, 1997. The accompanying pro forma combined statements of operations reflect the pro forma results of operations of the Company, as adjusted, as if the 32 acquired Dental Centers had been acquired on January 1, 1996.

PRO FORMA COMBINED BALANCE SHEET

     The pro forma adjustments reflected in the pro forma combined balance sheet are as follows:

          (A) Reflects the three Dental Centers acquired after June 30, 1997. The three Dental Centers were acquired at a total cost to the Company of $997,000 of which $14,000 has been allocated to accounts receivable, $216,000 to the property and equipment acquired and $767,000 to the intangible assets. The purchase of the three Dental Centers was financed with available cash resources of the Company, seller financing and Common Stock. See Note 12 of the Notes to the historical Financial Statements of the Company.

          (B) Reflects the net proceeds from the sale of 1,600,000 shares of Common Stock in the Offering at $22.50 per share, estimated to be approximately $33,500,000 (after deducting underwriting discounts and commissions and estimated offering expenses).

PRO FORMA COMBINED STATEMENTS OF INCOME

     The pro forma adjustments reflected in the pro forma combined statements of income are as follows:

          (C) To reflect the impact of applying the percentage management fee of 76% to the historical gross revenue of each dental practice in accordance with the services and support agreement entered into between the Company and the Coast Florida P.A. as of October 1, 1996, as if that services and support agreement was in place at the beginning of the periods presented.

          (D) To reflect the reversal of historical dentists and hygienists salaries as those costs will be borne by the P.A.

          (E) To reflect the increased amortization amounts for the noncompete agreements of $1,015,000 over nine years and dental service agreements of $5,367,000 over 25 years.

          (F) To reflect the increased interest expense for both the notes payable to banks and notes payable issued to sellers to complete all the 1996 and 1997 acquisitions.

          (G) To reflect the decreased depreciation based on the fair value of the fixed assets acquired of $1,046,000 over seven years.

          (H) To reflect elimination of nonrecurring general and administrative expenses not to be incurred by the Company.

          (I) The pro forma savings on interest expense due to the repayment of debt is not significant and is, therefore, excluded.

          (J) To reflect the savings on interest expense due to the repayment of $4.1 million of debt from the proceeds of the initial public offering completed on February 11, 1997.

          (K) To reflect the estimated income tax effect of the pro forma adjustments (D) through (J) utilizing a 39% combined federal and state rate.

          (L) To reflect the proforma earnings per share assuming an increase in the weighted average number of outstanding shares to the extent necessary to repay the existing indebtedness as shown in proforma adjustment (J), representing an increase in 528,875 and 59,408 shares for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.

                          INDEPENDENT AUDITORS' REPORT

Coast Dental Services, Inc.:

     We have audited the accompanying balance sheets of Coast Dental Services, Inc. (the Company) as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coast Dental Services, Inc. as of December 31, 1995 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Tampa, Florida

March 11, 1997

                          COAST DENTAL SERVICES, INC.

                                 BALANCE SHEETS

                                                                 DECEMBER 31,
                                                            -----------------------    JUNE 30,
                                                               1995         1996         1997
                                                            ----------   ----------   -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents...............................  $  241,403   $  540,790   $ 8,108,172
  Management fee receivable from P.A......................     130,113      818,370     2,002,216
  Notes receivable from P.A. and Manrique.................          --      354,568            --
  Supplies................................................      41,250      106,500       178,021
  Prepaid expenses and other assets.......................       2,786       26,560       374,440
                                                            ----------   ----------   -----------
          Total current assets............................     415,552    1,846,788    10,662,849
Property and equipment, net...............................     602,070    1,802,285     3,085,646
Notes receivable from stockholders........................     125,579      177,898            --
Non-compete agreement -- net of amortization of $82,778
  and $147,027, respectively..............................          --    1,028,622     1,014,870
Dental service agreement -- net of amortization of $18,363
  and $78,717, respectively...............................          --    2,117,742     4,600,971
Capitalized offering costs................................          --      938,481            --
Other assets..............................................      54,351       57,410       131,561
                                                            ----------   ----------   -----------
          Total...........................................  $1,197,552   $7,969,226   $19,495,897
                                                            ==========   ==========   ===========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................  $  352,166   $  664,050   $   350,428
  Accrued offering costs..................................          --      787,981       338,172
  Other accrued expenses..................................      62,647      403,747       694,158
  Current maturities of long-term debt....................      99,161      731,127       259,352
  Current portion of capital lease obligations............      69,578       75,874        30,473
                                                            ----------   ----------   -----------
          Total current liabilities.......................     583,552    2,662,779     1,672,583
Long-term debt, excluding current maturities..............     254,812    3,714,446       440,813
Capital lease obligations, excluding current portion......     184,529      127,850        82,089
Deferred tax liability....................................          --           --        75,362
                                                            ----------   ----------   -----------
          Total liabilities...............................   1,022,893    6,505,075     2,270,847
                                                            ----------   ----------   -----------
Stockholders' equity:
  Preferred stock, $.001 par value; 2,000,000 shares
     authorized, none issued..............................          --           --            --
  Common stock, $.001 par value; 50,000,000 shares
     authorized, 3,360,000, 3,500,000 and 5,700,000,
     shares issued and outstanding, respectively..........         336        3,500         5,700
  Additional paid-in capital..............................         664       25,174    16,232,941
  Retained earnings.......................................     173,659    1,435,477       986,409
                                                            ----------   ----------   -----------
          Total stockholders' equity......................     174,659    1,464,151    17,225,050
                                                            ----------   ----------   -----------
          Total...........................................  $1,197,552   $7,969,226   $19,495,897
                                                            ==========   ==========   ===========

                       See notes to financial statements.

                          COAST DENTAL SERVICES, INC.

                            STATEMENTS OF OPERATIONS

                                                                                  SIX MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,                 JUNE 30,
                                       ------------------------------------   ------------------------
                                          1994         1995         1996         1996          1997
                                       ----------   ----------   ----------   -----------   ----------
                                                                                    (UNAUDITED)
Net revenue..........................  $1,867,765   $3,324,668   $8,128,148   $3,350,512    $7,936,437
Dental Center expenses:
  Staff salaries.....................     445,385      863,142    2,324,496      946,815     2,413,732
  Dental supplies and lab fees.......     385,311      556,574    1,202,986      444,107     1,159,947
  Advertising........................     221,071      350,659      674,918      261,613       506,714
  Rent...............................     218,017      295,982      811,210      305,161       765,872
  Depreciation.......................     106,179      138,213      203,753       76,296       195,441
  Other..............................      56,575      148,506      234,130      137,770       168,163
                                       ----------   ----------   ----------   ----------    ----------
Total Dental Center expenses.........   1,432,538    2,353,076    5,451,493    2,171,762     5,209,869
                                       ----------   ----------   ----------   ----------    ----------
  Gross profit.......................     435,227      971,592    2,676,655    1,178,750     2,726,568
General and administrative
  expenses...........................     580,298      681,815      950,006      432,935       751,137
Depreciation and amortization........       5,043       15,127      139,395       53,015       143,390
                                       ----------   ----------   ----------   ----------    ----------
  Operating income (loss)............    (150,114)     274,650    1,587,254      692,800     1,832,041
Interest (expense) income -- net.....     (31,677)     (50,339)    (184,290)     (60,280)      114,381
                                       ----------   ----------   ----------   ----------    ----------
Income (loss) before income taxes....    (181,791)     224,311    1,402,964      632,520     1,946,422
Income tax expense...................          --           --           --           --      (617,084)
                                       ----------   ----------   ----------   ----------    ----------
Net income (loss)....................  $ (181,791)  $  224,311   $1,402,964   $  632,520    $1,329,338
                                       ==========   ==========   ==========   ==========    ==========
Pro forma income tax (expense)
  benefit............................      72,716      (89,725)    (547,156)    (246,683)     (142,021)
                                       ----------   ----------   ----------   ----------    ----------
Pro forma net income (loss)..........  $ (109,075)  $  134,586      855,808      385,837    $1,187,317
                                       ==========   ==========   ==========   ==========    ==========
Earnings per share...................                            $      .40   $      .18    $      .26
                                                                 ==========   ==========    ==========
Pro forma earnings per share.........                            $      .24   $      .11    $      .23
                                                                 ==========   ==========    ==========
Weighted average number of shares
  outstanding........................                             3,500,000    3,500,000     5,210,797
                                                                 ==========   ==========    ==========

                       See notes to financial statements.

                          COAST DENTAL SERVICES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                             TOTAL
                                           COMMON STOCK      ADDITIONAL     RETAINED     STOCKHOLDERS'
                                        ------------------     PAID-IN      EARNINGS        EQUITY
                                         SHARES     AMOUNT     CAPITAL      (DEFICIT)    (DEFICIENCY)
                                        ---------   ------   -----------   -----------   -------------
Balance at December 31, 1994..........  3,360,000   $  336   $       664   $   (50,652)   $   (49,652)
Net income............................         --       --            --       224,311        224,311
                                        ---------   ------   -----------   -----------    -----------
Balance at December 31, 1995..........  3,360,000      336           664       173,659        174,659
Net income............................         --       --            --     1,402,964      1,402,964
Change in par value of stock..........         --    3,150        (3,150)           --             --
Issuance of common stock..............    140,000       14        27,660            --         27,674
Distribution to stockholders..........         --       --            --      (141,146)      (141,146)
                                        ---------   ------   -----------   -----------    -----------
Balance at December 31, 1996..........  3,500,000    3,500        25,174     1,435,477      1,464,151
Net proceeds from issuance of common
  stock*..............................  2,200,000    2,200    15,071,997            --     15,074,197
Undistributed retained earnings from S
  corporation*........................         --       --     1,435,477    (1,435,477)            --
Net income for six months ended June
  30, 1997*...........................         --       --            --     1,329,338      1,329,338
Net income from S corporation prior to
  February 11, 1997*..................         --       --       342,929      (342,929)            --
Distributions to shareholders*........         --       --      (642,636)           --       (642,636)
                                        ---------   ------   -----------   -----------    -----------
Balance at June 30, 1997*.............  5,700,000   $5,700   $16,232,941   $   986,409    $17,225,050
                                        =========   ======   ===========   ===========    ===========

---------------

* Six months ended June 30, 1997 is unaudited.

                       See notes to financial statements.

                          COAST DENTAL SERVICES, INC.

                            STATEMENTS OF CASH FLOWS

                                                    YEARS ENDED DECEMBER 31,        SIX MONTHS ENDED JUNE 30,
                                               ----------------------------------   -------------------------
                                                 1994        1995         1996         1996           1997
                                               ---------   ---------   ----------   -----------    ----------
                                                                                           (UNAUDITED)
Cash Flows From Operating Activities:
  Net income (loss)..........................  $(181,791)  $ 224,311   $1,402,964   $  632,520     $1,329,338
  Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
    Depreciation.............................    111,222     153,341      238,504      102,466        214,228
    Amortization of noncompete and dental
      service agreements.....................         --          --      101,141       26,389        124,603
    Compensation in the form of common
      stock..................................         --          --       27,674       27,674             --
    Reduction of notes receivable from
      stockholders...........................         --          --           --           --        177,898
    Deferred income tax expense..............         --          --           --           --         75,362
    Changes in operating assets and
      liabilities:
      Increase in management fee receivable
         from P.A............................    (13,142)   (130,113)    (688,257)    (166,140)      (586,007)
      Increase in notes receivables from
         Manrique and advances to P.A........         --          --     (354,568)    (180,508)      (373,798)
      (Increase) decrease in prepaids and
         other assets........................    (11,648)      8,862      (23,774)      (4,104)      (347,880)
      Increase in supplies...................    (15,000)    (11,250)     (65,250)     (26,250)       (71,521)
      Increase (decrease) in accounts payable
         and accrued expenses................    245,417     (14,189)   1,440,965      232,770        (23,211)
                                               ---------   ---------   ----------   ----------     ----------
         Net cash provided by operating
           activities........................    135,058     230,962    2,079,399      644,817        519,012
                                               ---------   ---------   ----------   ----------     ----------
Cash Flows From Investing Activities:
  Purchases of property and equipment........   (192,155)   (119,770)    (466,119)     (65,708)      (387,176)
  Acquired assets, including intangible
    assets...................................         --          --   (5,158,586)  (1,651,398)    (3,573,966)
  (Increase) decrease in other assets........     (7,572)    (37,008)      (3,059)      19,155        (74,151)
                                               ---------   ---------   ----------   ----------     ----------
         Net cash used in investing
           activities........................   (199,727)   (156,778)  (5,627,764)  (1,697,951)    (4,035,293)
                                               ---------   ---------   ----------   ----------     ----------
Cash Flows From Financing Activities:
  Proceeds from offering.....................         --          --           --           --     16,368,000
  Payment of capitalized costs...............         --          --           --           --       (805,131)
  Proceeds from long-term debt...............    131,947     231,500    4,418,813    1,639,292             --
  Principal payments on long-term debt.......    (68,648)    (44,225)    (327,213)    (161,421)            --
  Proceeds from notes payable................    150,000          --           --       17,208        351,000
  Payments on notes payable..................    (35,000)   (150,000)          --           --     (4,096,408)
  Proceeds from capital leases...............         --       8,065           --           --             --
  Principal payments on capital leases.......    (21,993)    (24,036)     (50,383)     (34,374)       (91,162)
  (Increase) decrease in notes receivable
    stockholders.............................     (9,051)     24,512      (52,319)     (40,262)            --
  Distributions to shareholders..............         --          --     (141,146)    (101,546)      (642,636)
                                               ---------   ---------   ----------   ----------     ----------
         Net cash provided by financing
           activities........................    147,255      45,816    3,847,752    1,318,897     11,083,663
                                               ---------   ---------   ----------   ----------     ----------
         Net increase in cash and cash
           equivalents.......................     82,586     120,000      299,387      265,763      7,567,382
Cash and cash equivalents at beginning of
  period.....................................     38,817     121,403      241,403      241,403        540,790
                                               ---------   ---------   ----------   ----------     ----------
Cash and cash equivalents at end of period...  $ 121,403   $ 241,403   $  540,790   $  507,166     $8,108,172
                                               =========   =========   ==========   ==========     ==========
Supplemental schedule of cash flow
  information:
  Cash paid for interest.....................  $  36,307   $  70,554   $  108,460   $   49,254     $  113,702
                                               =========   =========   ==========   ==========     ==========
  Cash paid for income taxes.................  $      --   $      --   $       --   $       --     $  666,000
                                               =========   =========   ==========   ==========     ==========

     Noncash investing and financing activities:

          During the years ended 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997, the Company recorded approximately $134,000, $60,000, $18,000, $18,000 and $0, respectively, of capital leases.

                       See notes to financial statements.

                          COAST DENTAL SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996
               AND (UNAUDITED) THE SIX MONTHS ENDED JUNE 30, 1997

1.  DESCRIPTION OF BUSINESS

     Sunshine Health Services, Inc. was incorporated in August 1992, as a Florida corporation and subsequently changed its name to Coast Dental, Inc. Effective March 31, 1996, Coast Dental, Inc. was merged into Coast Dental Services, Inc. (the "Company"), a Delaware corporation. The Company's sole business is to provide practice management services to the Coast Florida, P.A. (the "P.A."), an affiliated company. The Company has entered into a services and support agreement with the P.A. whereby the Company will provide certain management support services to the P.A. in return for a fee. The P.A. employs the dentists and the professional hygienists and provides all of the dental services to the patients. As of December 31, 1996, and June 30, 1997, the Company operated 29 and 43 dental centers in Florida, respectively.

     The Company provides administrative and technical support for professional services rendered by the dental professionals under the service agreement and receives a management fee from the P.A. The Company does not employ dentists and hygienists and, accordingly, "Dental Center Staff Salaries" presented on the face of the Statement of Operations do not include the salaries of dentists and hygienists. Prior to October 1, 1996 the fee was based on revenues earned by the P.A. reduced by certain costs incurred by the P.A. and a negotiated return to the P.A., however, effective October 1, 1996 the fee is equal to seventy six (76%) percent of revenue of the P.A. The costs incurred by the P.A. include primarily dentists and hygienists salaries and bad debts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting. The Company does not own any interests in or control the activities of the P.A. Accordingly, the financial statements of the P.A. are not consolidated with those of the Company.

     Unaudited Information. The financial statements as of June 30, 1997 and for the six month period ended June 30, 1996 and 1997 and the related information included in the notes to the financial statements are unaudited. These financial statements should be read in connection with the annual audited financial statements and the footnotes thereto. Results for the six months ended June 30, 1997 are not necessarily indicative of the results for the year ending December 31, 1997. However, the accompanying unaudited June 30, 1997 financial statements reflect all adjustments which are, in the opinion of management, of a normal and recurring nature necessary for a fair presentation of the financial position and results of operations of the Company.

     Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Management Fee Receivable from P.A. Management fee receivable represents the receivable from the P.A. for management services provided by the Company (See Note 3.)

     Supplies.  Supplies are stated at the lower of FIFO cost or market.

     Property and Equipment. Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the assets.

     When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the assets and proceeds from

                          COAST DENTAL SERVICES, INC.

disposition is recognized as gain or loss. Routine maintenance and repairs are charged to expenses as incurred, while costs of improvements and renewals are capitalized.

     Non-Compete Agreement. Costs incurred in connection with the non-compete agreements are being amortized over their estimated life of three to nine years on a straight line basis.

     Dental Service Agreement. Costs of acquisitions in excess of the estimated fair value of property and equipment and any noncompete agreements is allocated to the dental service agreement because the Company has effectively acquired the right to manage the practice and to earn 76% of patient revenues for that service. The dental service agreement with the P.A. represents the Company's exclusive right to operate the dental centers during the term of the agreement. The assigned value of the dental service agreement is amortized using the straight-line method over its estimated life of twenty five years.

     Capitalized Offering Costs. The Company has capitalized all costs related to the initial public offering. Upon completion of the offering, such costs were netted against the proceeds.

     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated.

     Dependence on the P.A. and the Coast Dentists. The Company receives fees for services provided to the P.A. under a services and support agreement, but does not employ dentists or hygienists or control the practices of the Coast Dentists. The Company's revenue is dependent on revenue generated by the Coast Dentists and, therefore, effective and continued performance of the Coast Dentists during the term of the Services and Support Agreement is essential to the Company's long term success. Under the current Services and Support Agreement, the Company receives a monthly fee from the P.A. equal to 76.0% of the Dental Centers' gross revenue. Prior to October 1, 1996, the services and support fee paid by the P.A. to the Company averaged 78.5% of the Dental Centers' gross revenue from which the Company paid the operating expenses incurred by the Dental Centers excluding certain costs incurred by the P.A. As a result of the change in the services and support fee, there can be no assurance that the prior economic performance of the Company will be indicative of future results. The Company pays all of the operating and nonoperating expenses incurred by the P.A. at the Dental Centers, except for the salaries and benefits of the Coast Dentists and hygienists, federal and state income taxes, bad debt and other expense designated as an expense of the P.A. Any material loss of revenue by the P.A. would have a material adverse effect on the Company.

     Stock-Based Compensation. In October 1995 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), which is effective for fiscal years beginning after December 15, 1995. Under SFAS No. 123, the Company may elect to recognize stock-based compensation expense based on the fair value of the awards or continue to account for stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and disclose in the financial statements the effects of SFAS No. 123 as if the recognition provisions were adopted. The Company has not adopted the recognition provisions of SFAS No. 123.

     Earnings Per Share. Earnings per share for the year ended December 31, 1996 and for the six months ended June 30, 1997 are based on the actual net income of the Company. The Company was an S Corporation until February 11, 1997 and therefore income taxes were paid by the individual shareholders. The Company automatically became a C Corporation upon the consummation of the public offering.

     The earnings per share of common stock for the year ended December 31, 1996 and for the six months ended June 30, 1997 is computed on the basis of the weighted average shares of common stock outstanding

                          COAST DENTAL SERVICES, INC.

plus common stock equivalent shares arising from dilutive stock options, using the treasury stock method. During the period, dual presentation of earnings per share was not required because they were either immaterial or antidilutive.

     In February 1997, the FASB issued Statement No. 128 (SFAS 128), Earnings Per Share, which establishes new standards for computing and presenting earnings per share. SFAS 128 is effective for financial statements issued for periods after December 15, 1997, including interim periods. Management currently anticipates that the effect of adoption will be the exclusion of common stock equivalents as defined under existing accounting rules from the calculation of basic earnings per share, as defined in SFAS 128.

     Fair Value of Financial Instruments. The estimated fair value of amounts reported in the financial statements has been determined by using available market information and appropriate valuation methodologies. The carrying value of all current assets and current liabilities approximates the fair value because of their short-term nature. The fair value of long-term debt approximates its carrying value.

     Pro Forma Income Taxes. Upon completion of the public offering, the Company terminated its status as an S Corporation and became subject to federal income taxes. As such, the financial statements include a pro forma adjustment for federal income taxes as if the Company had not been treated as an S Corporation. The effective rate utilized of 39% approximates the combined statutory federal and state income tax rate.

     Pro Forma Earnings Per Share. The pro forma earnings per share is based on the weighted average number of common shares outstanding during each period adjusted for actual shares issued during the period. The weighted average number of shares outstanding reflects all shares issued within one year of the initial public offering as if the shares were issued on January 1, 1996.

     New Pronouncements.  In July, 1997, the FASB issued Statement No. 130 (SFAS
130), Reporting Comprehensive Income and Statement No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information. Management has determined that the adoption of SFAS 130 and 131 will not have a significant effect on the financial statement amounts or disclosures of the Company.

3.  NET REVENUE

     Revenue for all dental centers is recorded at established rates reduced by amounts retained by the P.A. The Company has a 40 year evergreen dental service agreement with the P.A. whereby the Company receives fees for services provided to the P.A. Net revenue represents the aggregate fee charged to the P.A. under the agreement during the year. Prior to October 1, 1996, the fee was based on revenues earned by the P.A. reduced by certain costs incurred by the P.A. and a negotiated return to the P.A. The costs incurred by the P.A. include primarily dentists and hygienists salaries, see Note 1. All arrangements for fees to date have been agreed between the principal and sole owner of the P.A., Dr. Adam Diasti, (who is also a major shareholder and the President of the Company) and the Chief Executive Officer of the Company, Terek Diasti. The factors considered in setting those fees included the Company's evaluation of the services it provides, the costs incurred by the Company in connection with providing the services, and the Company's negotiated return, balanced against the P.A's requirement for a retained amount which ensured its financial viability, contemplated an anticipated long-term relationship with the Company and reflected the future business opportunity related thereto. The following table sets forth for the periods prior to October 1, 1996 the amount

                          COAST DENTAL SERVICES, INC.

of gross Dental Center revenue received by the P.A., the amounts retained by the P.A., and the management fee earned by the Company:

                                                                                 NINE MONTHS
                                                                                    ENDED
                                                    YEARS ENDED DECEMBER 31,    SEPTEMBER 30,
                                                    -------------------------   -------------
                                                       1994          1995           1996
                                                    -----------   -----------   -------------
Dental Center revenue.............................   $2,286,265    $4,281,340    $7,009,516
  P.A. Dentist's salaries and benefits............      246,878       623,028     1,180,680
  P.A. Hygienist's salaries and benefits..........      121,622       288,811       431,312
  Amounts Retained by the P.A.(1).................       50,000        44,833        55,709
                                                     ----------    ----------    ----------
          Total...................................   $  418,500    $  956,672    $1,667,701
                                                     ----------    ----------    ----------
          Fees earned by the Company..............   $1,867,765    $3,324,668    $5,341,815
                                                     ==========    ==========    ==========

---------------

(1) The amounts set forth are net of bad debt expense for estimated uncollectible accounts which amounted to $1,000, $58,890 and $56,346 for each of the two years ended December 31, 1994 and 1995 and for the nine months ended September 30, 1996, respectively. The P.A. has incurred in the past and currently incurs, all risks regarding bad debts in connection with its arrangement with the Company.

     Only the fees earned by the Company for its services to the P.A. and the actual expenses of the Company are reflected in the financial statements of the Company. Neither the P.A. nor any of the amounts retained by the P.A. are reflected in the financial statements of the Company. For the period 1994 through September 30, 1996, the services and support fee paid by the P.A. to the Company varied, but averaged 78.5% of P.A.'s gross revenue for the entire period. The fee was based on revenues earned by the P.A. reduced by certain costs incurred by the P.A. and an agreed upon payment to the P.A. In the event the current fee of 76.0% had been charged by the Company instead of the previous agreed fee for the years ended 1994 and 1995, the fees earned by the Company would have been reduced by approximately $128,000 and $74,000, respectively, and would have remained approximately the same for the nine months ended September 30, 1996. Any future changes to the current Services and Support Agreement and the related 76% fee must be approved in advance by the independent outside directors of the Company's Audit Committee.

     Effective October 1, 1996, under the current Services and Support Agreement, the P.A. began paying a fee to the Company equal to 76% of the Dental Centers' gross revenue, net of refunds and discounts. The costs incurred by the P.A. include primarily dentists and hygienists salaries and bad debt expense, as described in Note 1. The management fee earned from October 1, 1996 through December 31, 1996 under the current Services and Support Agreement was $2,786,333. The management fee earned in 1997 was $7,936,437.

4.  ACQUISITIONS

     The Company and the P.A. periodically have jointly entered into asset purchase agreements with existing dental practices. In all cases, the P.A. acquires the patient lists and any other professional assets and the Company acquires certain tangible assets, principally the dental equipment and assumes certain liabilities such as the lease agreement for the facility. The fair value of the patient lists is determined based upon general market information received from an independent dental practice transition consultant regarding traditional dental practice acquisitions. In addition to the purchase price allocations for tangible assets, there are allocations for identifiable intangible assets and unidentifiable intangible assets. The identifiable intangible asset allocation relates to non-compete agreements which are partially allocated to the Company and partially allocated to the P.A. The total value of the non-compete agreements is based upon arms-length negotiations between the sellers and the Company and P.A. as buyers. The value of such acquired identifiable intangible asset is allocated between the P.A. and the Company. The non-compete protection acquired by the Company typically relates to agreements between the selling professional association and its dentist(s) jointly, and the

                          COAST DENTAL SERVICES, INC.

Company, whereby the selling professional association and its dentist(s) agree not to engage in competition with the Company's practice management business or utilize any other practice management group, in the immediate vicinity of the acquired Dental Center; and also relates to the Company's third party contractual rights refraining the selling professional association and its dentist(s) from competing with the P.A. within a specified area surrounding the acquired Dental Office. The amount allocated to the P.A., on the other hand, is limited to the value of the P.A.'s right to prohibit the selling professional association and its dentist(s) from competing in the dental business within the specified area surrounding the acquired Dental Office. That portion of the amount of the purchase price attributable to such non-compete agreements in acquisitions has historically been allocated on average, 77% to the Company, and 23% to the P.A. In the future, the Company policy is that the allocation for the purchase price attributable to the non-compete agreements, unless unique circumstances dictate otherwise, will be approximately 76% and 24% to the Company and P.A., respectively. The historical allocation to the Company is larger because in an early acquisition unique circumstances existed which justified a greater allocation of such total value to the Company. For acquisitions after January 1, 1997, after a determination of the value of the tangible assets and identifiable intangible assets acquired, the total remaining purchase price representing unidentifiable intangible assets will be allocated on the basis of 76% to the Company and 24% to the P.A. (value of the Service and Support Agreement attributable to the Dental Center). Historically, the allocation of value for unidentifiable intangible assets acquired amounted to approximately 80% and 20% to the Company and the P.A., respectively. Had the allocations set forth above been allocated pursuant to the Company's current standard policy, there would not have been a significant effect herein. All acquisitions are purchases of assets and the operating results of the Company only include the effects of the operations of the acquired assets from the date of acquisition.

     On January 18, 1996, the Company entered into an asset purchase agreement with Dr. Manrique, P.A. ("Manrique"), whereby the Company acquired all of the tangible assets of the dental practice entity and entered into a services and support agreement with Manrique to provide management services. The total purchase price was $40,000. In connection with the purchase, the Company loaned $60,000 to Manrique at 9% repayable in sixty equal installments. The P.A. had the option to acquire Manrique's patient lists for a price ranging from $222,000 to $322,000 depending on an appraisal as to their value, subject to adjustment based on future revenue from the acquired practice. On April 1, 1997 the P.A. exercised its option to acquire Manrique's patient lists for $222,000. Additionally, Manrique repaid the Company for the $60,000 note payable.

     On April 1, 1996, the Company and the P.A. entered into a purchase agreement with Richard J. Shawn, DMD, P.A. ("Volusia"), whereby the Company acquired all of the tangible assets and assumed certain liabilities of Volusia and the P.A. acquired the patient files of Volusia for a total purchase price of $1,800,000. The Company's portion of the purchase was approximately $1,500,000 ($300,000 paid in cash and the balance in seller financed notes) of which $950,000 has been allocated to the contractually assigned value of the not to compete agreement and the balance of $550,000 to property and equipment. The P.A.'s portion of the purchase price, $300,000 (seller financed), relates to the value of the professional assets principally the patient lists and goodwill. The Company has entered into a services and support agreement with the P.A. to provide management services and support to the Volusia practice. Two of the Company's majority shareholders are guarantors of the $300,000 debt of the P.A.

     On September 27, 1996 the Company and the P.A. entered into a purchase agreement with Juan A. Soler ("Soler") whereby the Company acquired all of the tangible assets of Soler's dental practice and the P.A. acquired the professional assets, principally patient lists of the practice for a combined purchase price of $110,000. The Company's portion of the purchase is approximately $85,000 of which $35,000 has been allocated to the tangible assets acquired and $50,000 has been allocated to the dental service agreement.

     On September 30, 1996 the Company and the P.A. entered into a purchase agreement with Dan Steele, P.A. ("Steele") whereby the Company acquired all of the tangible assets of Steele's dental practice and the

                          COAST DENTAL SERVICES, INC.

P.A. acquired the professional assets, principally patient lists of Steele for a combined purchase price of $285,000. The Company's portion of the purchase is approximately $251,000 of which $68,450 has been allocated to the tangible assets acquired and $182,550 has been allocated to the dental service agreement and a covenant not to compete.

     On September 30, 1996 the Company and the P.A. entered into a purchase agreement with Jerry L. Reynolds, P.A. ("Reynolds") whereby the Company acquired all of the tangible assets of Reynolds' dental practice and the P.A. acquired the professional assets, principally patient lists of Reynolds for a combined purchase price of $225,000. The Company's portion of the purchase is $190,000 of which $30,000 has been allocated to the tangible assets acquired and $160,000 has been allocated to the dental service agreement and a covenant not to compete.

     On November 7, 1996 the Company and the P.A. entered into a purchase agreement with Seminole Dental Center, Seminole Dental South, Seminole Dental West and Seminole Dental Services, Inc. (collectively the "Seminole Dental Center") whereby the Company acquired all of the tangible assets of the Seminole Dental Centers dental practices and the P.A. acquired the professional assets, principally patient lists and goodwill, of Seminole Dental Center for a combined purchase price of $2,500,000. The Company's portion of the purchase is $1,900,000 of which $250,000 has been allocated to the estimated fair value of the tangible assets acquired and $1,650,000 has been allocated to the dental service agreement and a covenant not to compete.

     On December 14, 1996, the Company and the P.A. entered into a Purchase Agreement with Gerber Dental, Inc. ("Gerber") whereby the Company acquired all of the tangible assets of Gerber's dental practice and the P.A. acquired the professional assets, principally patient lists, of Gerber for a combined purchase price of $170,000. The Company's portion of the purchase price is $135,000, of which $43,500 has been allocated to the tangible assets acquired and $91,500 has been allocated to the dental service agreement and covenant not to compete.

     On December 31, 1996, the Company and the P.A. entered into a purchase agreement with Patrick Wayne O'Brien, DMD, P.A. ("O'Brien"), whereby the Company acquired all of the tangible assets of O'Brien's dental practice and the P.A. acquired the professional assets, principally patient lists, of O'Brien for a combined purchase price of $120,000. The Company's portion of the purchase price is $95,000 of which $40,000 has been allocated to the tangible assets acquired and $55,000 has been allocated to the dental service agreement.

     On December 31, 1996, the Company and the P.A. entered into a purchase agreement with William Glover, DMD, P.A. ("Glover"), whereby the Company acquired all of the tangible assets of Glover's dental practice and the P.A. acquired the professional assets, principally patient lists, of Glover for a combined purchase price of $85,000. The Company's portion of the purchase price is $70,000 of which $40,000 has been allocated to the tangible assets acquired and $30,000 has been allocated to the dental service agreement.

     On March 31, 1997, the Company and the P.A. entered into a purchase agreement with Anthony Di Re, DMD, ("Di Re") whereby the Company acquired all of the tangible assets of Di Re's dental practice and the P.A. acquired the professional assets, principally patient lists, of Di Re for a combined purchase price of $225,000. The Company's portion of the purchase price is approximately $180,000 of which $75,000 has been allocated to the tangible assets acquired and $105,000 has been allocated to the dental service agreement.

     On March 31, 1997, the Company and the P.A. entered into a purchase agreement with Mark T. Dreyer, DMD, ("Dreyer") whereby the Company acquired all of the tangible assets of Dreyer's dental practice and the P.A. acquired the professional assets, principally patient lists, of Dreyer for a combined purchase price of $700,000. The Company's portion of the purchase price is approximately $525,000 of which $80,000 has been allocated to the tangible assets acquired and $445,000 has been allocated to the dental service agreement.

                          COAST DENTAL SERVICES, INC.

     On April 1, 1997, the Company and the P.A. entered into a purchase agreement with West Coast Dental, P.A., ("West Coast") whereby the Company acquired all of the tangible assets of West Coast's dental practice and the P.A. acquired the professional assets, principally patient lists, of West Coast for a combined purchase price of $1,140,000. The Company's portion of the purchase price is $880,000 of which $200,000 has been allocated to the tangible assets acquired and $680,000 has been allocated to the dental service agreement.

     On April 7, 1997, the Company and the P.A. entered into a purchase agreement with F.M.O. Inc., Guardian Dental Service -- Palm Harbor, P.A., Guardian Dental Center -- McMullen Booth, P.A. and Guardian Dental
Center -- Seven Springs, P.A., ("Guardian") whereby the Company acquired all of the tangible assets of Guardian's dental practice and the P.A. acquired the professional assets, principally patient lists, of Guardian for a combined purchase price of $450,000. The Company's portion of the purchase price is approximately $359,000 of which $140,000 has been allocated to the tangible assets acquired and $219,000 has been allocated to the dental service agreement.

     On April 23, 1997, the Company and the P.A. entered into a purchase agreement with Milton C. Van Meter, DDS, ("Van Meter") whereby the Company acquired all of the tangible assets of Van Meter's dental practice and the P.A. acquired the professional assets, principally patient lists, of Van Meter for a combined purchase price of $155,000. The Company's portion of the purchase price is approximately $122,000 of which $40,000 has been allocated to the tangible assets acquired and $82,000 has been allocated to the dental service agreement.

     On June 1, 1997, the Company and the P.A. entered into a purchase agreement with Dr. J.W. Smith, Jr., DDS, P.A., ("Smith") whereby the Company acquired all of the tangible assets of Smith's dental practice and the P.A. acquired the professional assets, principally patient lists, of Smith for a combined purchase price of $300,000. The Company's portion of the purchase price is $240,000 of which $70,000 has been allocated to the tangible assets acquired and $170,000 has been allocated to the dental service agreement.

     On June 27, 1997, the Company and the P.A. entered into a purchase agreement with Eric Zendell, DDS, ("Zendell") whereby the Company acquired all of the tangible assets of Zendell's dental practice and the P.A. acquired the professional assets, principally patient lists, of Zendell for a combined purchase price of $900,000. The Company's portion of the purchase price is approximately $806,000 of which $300,000 has been allocated to the tangible assets acquired, $353,000 has been allocated to assumed liabilities and $153,000 has been allocated to the dental service agreement.

     During June 1997, the Company has opened two internally developed Dental Centers at an aggregate cost of approximately $222,000, which includes the cost of equipment, $100,000 of fees paid to the P.A., leasehold improvements and working capital. Effective June, 1997, the Company has agreed to pay the P.A. the sum of $50,000 in connection with each internally developed Dental Center as inducement to the P.A. to extend the Services and Support Agreement.

     The unaudited pro forma results of all current, continuing operations, assuming the 1996 and 1997 acquisitions completed on or prior to June 30, 1997 had been consummated on January 1, 1996 are as follows:

                                                                                SIX MONTHS
                                                              YEAR ENDED           ENDED
                                                           DECEMBER 31, 1996   JUNE 30, 1997
                                                           -----------------   -------------
Net revenue..............................................       $16,412           $9,385
Earnings before income taxes.............................         2,831            2,203
Net earnings.............................................         1,728            1,343
Net earnings per share...................................           .43              .26

                          COAST DENTAL SERVICES, INC.

5.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                          DECEMBER 31,
                                                     ----------------------    JUNE 30,
                                                       1995         1996         1997
                                                     ---------   ----------   ----------
Furniture fixtures and equipment...................  $ 405,676   $1,711,005   $3,184,847
Leasehold improvements.............................    251,159      365,871      395,251
Capitalized leases -- equipment....................    287,227      305,905      300,387
                                                     ---------   ----------   ----------
          Total....................................    944,062    2,382,781    3,880,485
Less accumulated depreciation and amortization.....   (341,992)    (580,496)    (794,839)
                                                     ---------   ----------   ----------
          Total....................................  $ 602,070   $1,802,285   $3,085,646
                                                     =========   ==========   ==========

     Accumulated depreciation on capitalized leases of equipment amounted to approximately $113,000, $172,632 and $224,857 at December 31, 1995, December 31,
1996 and June 30, 1997, respectively.

6.  LONG-TERM DEBT AND CAPITAL LEASES

     Long-term debt consists of the following:

                                                          DECEMBER 31,
                                                      ---------------------    JUNE 30,
                                                        1995        1996         1997
                                                      --------   ----------   ----------
Note payable in varying monthly installments at
  interest rates ranging from 7.75% to 13.0%.
  Collateralized by dental equipment................  $ 27,137   $   13,746
Notes payable to banks in varying monthly
  installments at interest rates ranging from 7.75%
  to 10.25%. Collateralized by bank accounts, a
  portion of which guaranteed by the majority
  stockholders of the Company.......................   326,836      524,700
Notes payable issued in connection with various
  acquisitions with varying installments at interest
  rates ranging from 8.0% to 9.0%...................              3,112,127   $  700,165
Revolving line of credit agreement for $5,000,000 at
  an interest rate of Barnett Bank of Tampa's prime
  rate or LIBOR + 1.75%, payable on demand. This
  agreement contains covenants requiring maintenance
  of certain financial ratios and restrictions on
  distributions of assets, capital expenditures and
  payment of dividends..............................                795,000           --
                                                      --------   ----------   ----------
Total long-term debt................................   353,973    4,445,573      700,165
Less current maturities.............................   (99,161)    (731,127)    (259,352)
                                                      --------   ----------   ----------
Long-term debt; excluding current maturities........  $254,812   $3,714,446   $  440,813
                                                      ========   ==========   ==========

     Included above in the December 31, 1996 notes payable issued in connection with the various acquisitions is $1,200,000 of notes payable issued to Dr. Shawn. The notes are secured by the Company's interest in the Dr. Shawn business and the goodwill associated therewith along with a collateral assignment of

                          COAST DENTAL SERVICES, INC.

leases for the related offices. Each of the notes is also personally guaranteed by two of the majority shareholders of Coast. As of June 30, 1997 all amounts payable to Shawn were satisfied.

                                                                 DECEMBER 31,
                                                             --------------------    JUNE 30,
                                                               1995        1996        1997
                                                             --------    --------    --------
Capital lease obligations, at varying rates of imputed
  interest from 15% to 21%, collateralized by lease
  equipment, with an amortized cost of approximately
  $174,000, $148,000 and $90,000 at December 31, 1995,
  December 31, 1996 and June 30, 1997, respectively........  $254,107    $203,724    $112,562
Less current portion of capital lease obligations..........   (69,578)    (75,874)    (30,473)
                                                             --------    --------    --------
Capital lease obligations, net of current portion..........  $184,529    $127,850      82,089
                                                             ========    ========    ========

     Scheduled maturities of long-term debt and payments on capital lease obligations as of December 31, 1996 are as follows:

                                                                            OBLIGATIONS
                                                             LONG-TERM         UNDER
                                                                DEBT       CAPITAL LEASES
                                                             ----------    --------------
1997.......................................................  $  731,127       $105,238
1998.......................................................   1,742,935         84,558
1999.......................................................     697,645         64,559
2000.......................................................     550,062          9,349
2001.......................................................     522,900             --
Thereafter.................................................     200,904             --
                                                             ----------       --------
                                                             $4,445,573        263,704
                                                             ==========
Less amounts representing interest.....................................         59,980
                                                                              --------
                                                                              $203,724
                                                                              ========

     Scheduled maturities of long-term debt and payments on capital lease obligations as of June 30, 1997 are as follows:

                                                                            OBLIGATIONS
                                                              LONG-TERM        UNDER
                                                                DEBT       CAPITAL LEASES
                                                              ---------    --------------
1997........................................................  $259,352        $ 28,523
1998........................................................   108,638          54,139
1999........................................................   114,198          49,613
2000........................................................   123,767           3,703
2001........................................................    92,418              --
Thereafter..................................................     1,792              --
                                                              --------        --------
                                                              $700,165         135,978
                                                              ========
Less amounts representing interest.....................................         23,416
                                                                              --------
                                                                              $112,562
                                                                              ========

7.  INCOME TAXES

     Since October 1992, the Company has elected to be treated as an S Corporation for federal income tax purposes, with profits and losses generally reportable by the stockholders in their individual income tax returns. Upon completion of the public offering, the Company terminated its status as an S Corporation.

                          COAST DENTAL SERVICES, INC.

     The pro forma income tax adjustment represents a provision for federal and state income taxes at the statutory rate in effect for the periods presented (at an effective rate of 39%) as if the Company had not been treated as an S Corporation.

     On February 11, 1997, the Company completed its initial public offering of Common Stock. At this time, the Company converted from an S Corporation to a C Corporation and became obligated to pay federal and state income taxes.

     The Company is required to use SFAS No. 109 Accounting for Income Taxes. Under SFAS No. 109, the liability method is used in accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     For the six months ended June 30, 1997, the provision for income taxes consisted of the following:

Current:
  Federal...................................................  $ 462,544
  State.....................................................     79,178
                                                              ---------
          Total current income tax expense..................    541,722
Deferred:
  Federal...................................................     64,347
  State.....................................................     11,015
                                                              ---------
          Total deferred income tax expense.................     75,362
                                                              ---------
          Total actual income tax expense...................    617,084
          Pro forma income tax expense......................    142,021
                                                              ---------
          Total pro forma income tax expense................  $ 759,105
                                                              =========

     The components of deferred tax assets (liabilities) as of June 30, 1997 are as follows:

Deferred tax asset:
  State taxes...............................................  $   3,745
  Allowance for doubtful accounts...........................     42,449
                                                              ---------
          Total deferred tax asset..........................     46,194
                                                              =========
Deferred tax liability:
  Basis difference in fixed assets and intangibles..........   (121,556)
                                                              ---------
          Total deferred tax liability......................  $ (75,362)
                                                              =========

     A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate as of June 30, 1997 is as follows:

Statutory federal rate......................................   34.00%
State income taxes, net of federal income tax benefit.......    3.83%
Miscellaneous...............................................    1.37%
                                                               -----
Effective tax rate (utilizing pro forma income tax
  expense)..................................................   38.00%
                                                               =====

8.  RELATED PARTY TRANSACTIONS

     The Company periodically advances funds to/from the majority stockholders and the P.A. The P.A. is wholly-owned by a majority shareholder and director of the Company. See Notes 1 and 3 for a further description of the relationship with the P.A. Advances are reflected on the balance sheet as notes receivable from stockholders for $125,579, $177,898 and $0, at December 31, 1995, 1996 and June 30, 1997, respectively. The notes have a maturity of five years and are being repaid in varying installments plus interest at 5% to 8%

                          COAST DENTAL SERVICES, INC.

per annum. The notes receivable from stockholders were entirely repaid prior to June 30, 1997. Interest income relating to these amounts was insignificant for all periods presented. Additionally, at December 31, 1996, the Company advanced funds on a short-term basis to Manrique (see Note 4) and to the P.A. totalling $354,568. These advances bear interest at 8%. As of June 30, 1997 these amounts were satisfied in full.

     As of June 30, 1997, the P.A. has incurred $1,069,000 of acquisition debt in connection with the acquisitions completed through such date. Through December 31, 1996, the Company has advanced $224,000 to the P.A. to assist the P.A. in making its required principal repayments on this acquisition debt. The Company was not required to make these advances, is not a guarantor or party to any of the P.A.'s debt, and has not pledged any assets to secure the P.A.'s debt. Additionally, the balance of the management fee receivable from the P.A. increased to approximately $818,370 and $2,002,216 at December 31, 1996 and June 30, 1997, respectively. This increase is directly attributed to the increase in patient revenues earned by the P.A. for which the Company is due its 76% management fee. These advances and receivable are unsecured and represent a concentration of credit risk and expose the Company to risk of loss for these amounts should the P.A. be unable to pay its debts.

9.  COMMITMENTS AND CONTINGENCIES

     The Company primarily leases space for operation of its clinics under several noncancelable operating leases expanded over the next seven years. Rental expense for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997 was $117,432, $195,664, $489,827, $185,751
and $465,694, respectively.

     Future minimum lease payments under these agreements are:

                                                              DECEMBER 31,    JUNE 30,
                                                                  1996          1997
                                                              ------------   ----------
1997........................................................   $  696,606    $  557,952
1998........................................................      556,137     1,027,176
1999........................................................      440,373       795,024
2000........................................................      255,666       561,265
2001........................................................      206,677       520,902
Thereafter..................................................      501,920     1,110,571
                                                               ----------    ----------
                                                               $2,657,379    $4,572,890
                                                               ==========    ==========

     The Company has entered into employment agreements with four of its officers, three of whom are the majority shareholders of the Company. The terms of the agreements are from three to five years.

10.  STOCKHOLDERS' EQUITY

     Effective April 1, 1996, the Board of Directors adopted, and the stockholders of the Company approved, two stock incentive plans: the Stock Option Plan (the "Incentive Plan") and the Affiliated Professionals Stock Plan (the "Professionals Plan," and together with the Incentive Plan, the "Plans"). The purpose of the Plans is to provide directors, officers, key employees, advisors and dental professionals employed by the P.A.'s (subject to approval and reimbursement by the P.A.) with additional incentives by increasing their proprietary interest in the Company or tying a portion of their compensation to increases in the price of the Company's common stock. The aggregate number of shares of common stock subject to the Incentive Plan and the Professionals Plan is 450,000 shares and 450,000 shares, respectively. During 1996, the Company has granted approximately 140,000 options under the Professionals Plan and approximately 46,000 options under the Incentive Plan with an exercise price equal to $8 per share, the price of stock in the initial public offering of the Company's stock. The options vest over three years, some are exercisable as of January 1, 1997. The fair value of the options granted is not significant. The effect on compensation expense and net income had compensation costs for the Company's stock option plans been determined based on the fair value at the grant

                          COAST DENTAL SERVICES, INC.

date consistent with the provisions of SFAS No. 123, is not material. The Company estimated the fair value of options utilizing an option pricing model assuming a market price and exercise price of $8 per share, a risk free interest rate of 7.5%, a four year expected life, 0% expected volatility, and no dividends. The fair value of the options, totalling $185,000, issued to the dental professionals employed by the P.A. are charged to the P.A. and reimbursed to the Company.

     In February, 1996 the Company reached a mutual understanding with an officer that the officer would be entitled to 105,000 shares as compensation and in January 1996 reached a mutual understanding with certain other employees of the Company that they would be entitled to an aggregate of 35,000 shares as compensation for which the Company recognized compensation expense of $27,674. The fair market value of the Common Stock used to determine compensation expense recorded was determined based on an independent valuation of the Company's stock as of February 11, 1996. The above described shares were formally issued in May and April, respectively.

     On October 1, 1996 and December 29, 1996 the Company approved stock splits resulting in an exchange of 1 share for approximately 3.86 shares of Common Stock issued and outstanding. Simultaneously, the par value of the common stock was changed from $.00001 to $.001. All share and per share amounts have been retroactively adjusted for these splits. Additionally, the Company increased the authorized number of common shares to 50,000,000.

     During 1997, the Company granted approximately 51,000 options under the Professionals Plan and approximately 13,000 options under the Incentive Plan with a weighted average exercise price equal to $10 per share, the fair value at the date of grant. The options vest over three years. The effect on compensation expense and net income had compensation costs for the Company's stock option plans been determined based on the fair value at the grant date utilizing similar assumptions as at December 31, 1996 and consistent with provisions of SFAS No. 123, is not material. The fair value of the options issued to the dental professionals employed by the P.A. are charged to the P.A. and reimbursed to the Company.

11.  INITIAL PUBLIC OFFERING

     On February 11, 1997, the Company completed its initial public offering of Common Stock. The net proceeds to the Company from the sale of the 2,200,000 shares of Common Stock offered by the Company were $15.1 million (after deducting underwriting discounts and commissions and offering expenses).

     As of March 11, 1997, the Company used a portion of the net proceeds from its initial public offering for the repayment of: (i) $1.2 million for notes payable to banks utilized as consideration for acquisitions by the Company; (ii) $1.3 million for notes payable issued as part of the consideration for the Seminole Acquisitions; (iii) $136,000 for notes payable as part consideration for the addition of six acquired Dental Centers occurring after June 30, 1996; and (iv) $228,000 for equipment lease and note obligations.

     The Company made a distribution to existing founding shareholders of $464,738 which constitutes approximately 34% of the S Corporation earnings. Additionally, the Company forgave by way of dividend, the notes receivable from shareholders of $177,898. The remaining undistributed S Corporation retained earnings of $1,135,770 was reclassified as additional paid-in capital.

     At completion of the initial public offering, the Company converted from an S Corporation to a C Corporation and became obligated to pay federal and state income taxes.

12.  SUBSEQUENT EVENTS

     On July 11, 1997, the Company and the P.A. entered into an agreement to purchase substantially all of the assets of a dental practice located in New Smyrna Beach, Florida, for a combined purchase price of $585,000. The Company's portion of the purchase price is approximately $285,000 in cash, $100,000 of the

                          COAST DENTAL SERVICES, INC.

Company's common stock (5,797 shares of Common Stock), and $55,750 in the form of a note payable. Additionally, the Company simultaneously expanded its Service and Support Agreement with the P.A. to manage the acquired Dental Center.

     During July 1997, the Company has opened two internally developed Dental Centers at an aggregate cost of approximately $200,000, which includes the cost of equipment, fees paid to the P.A., leasehold improvements and working capital. Additionally in August, the Company has signed leases and commitments to develop seven additional internally developed Dental Centers.

     During August 1997, the Company received a commitment letter from Barnett Bank of Florida to enter into a new revolving line of credit agreement which would increase the available borrowings to $15.0 million subject to various customary contingencies and the successful completion of a secondary public offering of its Common Stock.

     During August 1997, the Company and the P.A. entered into agreements to purchase substantially all of the assets of a dental center located in Punta Gorda, Florida and a dental center located in Cape Coral, Florida, for a combined purchase price of $720,000. The Company's portion of the purchase price is approximately $360,000 in cash and $196,000 in the form of notes payable. Additionally, the Company simultaneously expanded its Service and Support Agreement with the P.A. to manage the acquired Dental Centers.

                          INDEPENDENT AUDITORS' REPORT

Coast Dental Services, Inc.:

     We have audited the accompanying balance sheet of West Coast Dental, P.A. (the "Practice") as of March 31, 1997, and the related statements of operations, stockholder's equity and cash flows for the year ended March 31, 1997. The financial statements are the responsibility of the Practice's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Practice as of March 31, 1997, and the results of its operations and its cash flows for the year ended March 31, 1997, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Tampa, Florida

May 23, 1997

                            WEST COAST DENTAL, P.A.

                                 BALANCE SHEET
                                 MARCH 31, 1997

                                ASSETS
Current assets:
  Cash......................................................  $ 69,720
  Trade receivables, net of allowance for bad debts of
     $34,550................................................    34,553
                                                              --------
          Total current assets..............................   104,273
Property and equipment, net.................................   225,177
Other assets................................................    30,481
                                                              --------
          Total.............................................  $359,931
                                                              ========

                 LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Accounts payable..........................................  $  4,260
  Accrued payroll and related taxes.........................     5,440
  Notes payable.............................................   204,602
  Shareholder loan..........................................     2,700
                                                              --------
          Total current liabilities.........................   217,002
Stockholders' equity:
  Common stock, $1.00 par value, 10,000,000 shares issued
     and outstanding, 10,000 shares authorized..............    10,000
  Additional paid-in capital................................    75,100
  Retained earnings.........................................    57,829
                                                              --------
          Total stockholder's equity........................   142,929
                                                              --------
          Total.............................................  $359,931
                                                              ========

                       See notes to financial statements.

                            WEST COAST DENTAL, P.A.

                            STATEMENT OF OPERATIONS
                           YEAR ENDED MARCH 31, 1997

Revenue.....................................................  $1,829,256
Dental Center expenses:
  Salaries..................................................   1,122,919
  Dental supplies and lab fees..............................     247,903
  Advertising...............................................       2,857
  Rent......................................................      74,184
  Depreciation and amortization.............................      51,110
  Bad debt expense..........................................      34,550
                                                              ----------
Total Dental Center expenses................................   1,533,523
                                                              ----------
  Gross profit..............................................     295,733
General and administrative expenses.........................     205,225
                                                              ----------
  Operating income..........................................      90,508
Interest expense............................................       8,951
                                                              ----------
          Net income........................................  $   81,557
                                                              ==========

                       See notes to financial statements.

                            WEST COAST DENTAL, P.A.

                       STATEMENT OF STOCKHOLDER'S EQUITY
                       FOR THE YEAR ENDED MARCH 31, 1997

                                                                   ADDITIONAL   RETAINED
                                                         COMMON     PAID-IN     EARNINGS
                                                          STOCK     CAPITAL     (DEFICIT)    TOTAL
                                                         -------   ----------   ---------   --------
Balance, April 1, 1996.................................  $10,000    $75,100      $(12,200)  $ 72,900
Net earnings...........................................                            81,557     81,557
Distributions..........................................                           (11,528)   (11,528)
                                                         -------    -------      --------   --------
Balance, March 31, 1997................................  $10,000    $75,100      $ 57,829   $142,929
                                                         =======    =======      ========   ========

                       See notes to financial statements.

                            WEST COAST DENTAL, P.A.

                            STATEMENT OF CASH FLOWS
                       FOR THE YEAR ENDED MARCH 31, 1997

Cash Flows from Operating Activities:
  Net income................................................  $  81,557
  Adjustments to reconcile net income to net cash provided
     by operations:
     Depreciation and amortization..........................     51,110
     Allowance for bad debts................................     17,275
     Increase in prepaid and other assets...................    (20,000)
     Decrease in accounts payable and accrued payroll and
      related taxes.........................................    (44,649)
                                                              ---------
          Net cash provided by operating activities.........     85,293
                                                              ---------
Cash Flows from Investing Activities:
  Property additions........................................    (22,837)
                                                              ---------
          Net cash used in investing activities.............    (22,837)
                                                              ---------
Cash Flows from Financing Activities:
  Partner and shareholder distributions.....................    (11,528)
  Proceeds from notes payable...............................     94,000
  Repayments of notes payable...............................   (126,408)
                                                              ---------
          Net cash used in financing activities.............    (43,936)
                                                              ---------
          Increase in cash..................................     18,520
Cash at Beginning of Period.................................     51,200
                                                              ---------
Cash at End of Period.......................................  $  69,720
                                                              =========

                     See notes to the financial statements.

                            WEST COAST DENTAL, P.A.

                       NOTES TO THE FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED MARCH 31, 1997

1.  DESCRIPTION OF BUSINESS

     West Coast Dental, P.A., (the "Practice") is a professional association of dentists doing business through two dental centers in Southwest Florida. The Practice entities are owned by Dr. Lawrence E. Fendrich, DMD.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

     Supplies. Supplies are stated at the lower of cost determined under the first-in, first-out method, or market.

     Property and Equipment. Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from 6 to 7 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the assets.

     When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the assets and proceeds from disposition is recognized as gain or loss. Routine maintenance and repairs are charged to expenses as incurred, while costs of improvements and renewals are capitalized.

     Other Assets. The Practice was established by acquisition of the two dental centers in October 1993 whereby certain intangible assets, including a non-compete agreement, goodwill and patient records were acquired. The original cost assigned to these assets was approximately $12,000, net of approximately $1,800 of amortization through March 31, 1997. All intangibles are being amortized over their estimated useful lives on a straight-line basis. The goodwill and patient records are being amortized over 25 years, and the non-compete agreements are being amortized over three to nine years.

     Use of Estimates. The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated.

     Revenue Recognition. The Practice recognizes revenue upon delivery of service.

3.  INCOME TAXES

     West Coast Dental, P.A. has elected to be treated as an S corporation for federal income tax purposes, with profits and losses generally reportable by the sole stockholder in his individual tax return. Accordingly, no income taxes are reflected in the financial statements.

4.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

Medical equipment...........................................  $338,822
Office furniture and equipment..............................    25,721
Leasehold improvements......................................    78,029
                                                              --------
                                                               442,572
Less accumulated depreciation...............................   217,395
                                                              --------
          Total.............................................  $225,177
                                                              ========

                            WEST COAST DENTAL, P.A.

5.  NOTES PAYABLE

     Notes payable in the amount of $204,602 as of March 31, 1997 consist of capital lease obligations, totaling approximately $136,000, and a note payable to the previous owner of the Practice. The carrying amounts of these capital leases approximate fair value.

6.  COMMITMENTS AND CONTINGENCIES

     The Company primarily leases space for operation of its clinics under two noncancelable operating leases expiring over the next 5 to 10 years. Rental expense for the year ended March 31, 1997 was approximately $74,000. These leases have renewal clauses of five years. Future minimum annual lease payments under these agreements as of March 31, 1997 are:

1998........................................................  $ 71,363
1999........................................................    74,580
2000........................................................    77,340
2001........................................................    80,217
2002........................................................    83,206
Thereafter..................................................   182,406
                                                              --------
          Total.............................................  $569,112
                                                              ========

7.  SUBSEQUENT EVENTS

     Certain assets of the Practice were purchased as of April 1, 1997 by Coast Dental Services, Inc. and the Coast Florida P.A. In connection with this purchase, Coast Dental Services, Inc. and the Coast Florida P.A. paid the outstanding notes payable totaling $204,602 and obtained ownership of the related dental equipment that had been under capital leases.

                                 [Description
                                      of
                           Inside back Cover Page]


                      [Pictures of individuals smiling.]

============================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS, OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................     3
Risk Factors..............................     7
The Company...............................    17
The Acquisitions..........................    17
Relationship Between the Company and the
  Coast P.A...............................    18
Use of Proceeds...........................    19
Price Range of Common Stock...............    19
Dividend Policy...........................    19
Capitalization............................    20
Selected Pro Forma Financial Data.........    21
Selected Financial Data...................    22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    23
Business..................................    33
Management................................    47
Certain Transactions......................    52
Principal and Selling Stockholders........    54
Description of Capital Stock..............    55
Shares Eligible for Future Sale...........    59
Underwriting..............................    61
Legal Matters.............................    62
Experts...................................    62
Available Information.....................    63
Index to Financial Statements.............   F-1

============================================================
============================================================

                                2,000,000 Shares

                              [Coast DENTAL LOGO]

                                  Common Stock

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                               SMITH BARNEY INC.

                             ROBERT W. BAIRD & CO.
                        INCORPORATED
                                            , 1997

============================================================

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Company estimates that expenses payable by it in connection with the Offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:

Securities and Exchange Commission registration fee.........  $ 15,247
NASD filing fee.............................................     5,531
Nasdaq National Market additional listing fee...............    17,500
Printing expenses...........................................
Accounting fees and expenses................................
Legal fees and expenses.....................................
Fees and expenses (including legal fees) for qualifications
  under state securities laws...............................
Registrar and Transfer Agent's fees and expenses............
Miscellaneous...............................................
                                                              --------
          Total.............................................  $500,000
                                                              ========

     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimated. The Company intends to pay all expenses of registration with respect to shares being sold by the Selling Stockholders hereunder, with the exception of underwriting discounts and commissions.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful. The Company's By-laws provide that the Company shall indemnify its directors and such of its officers, employees and agents as it may from time to time designate, to the fullest extent permitted by Section 145 of the DGCL, as now existing or as may hereafter be amended.

     Section 102 of the DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Company's Certificate of Incorporation includes a provision which eliminates, to the fullest extent permitted by the DGCL, director liability for monetary damages for breaches of fiduciary duty. In addition, the Board of Directors of the Company has approved the execution by the Company of indemnification agreements with the Directors and certain officers of the Company, the form of which has been filed as an exhibit to this Registration Statement.

     The Company maintains directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In March 1996, the Company issued an aggregate of 3,360,000 shares of Common Stock in connection with its corporate reorganization. See "Certain Transactions." This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) because it did not involve any public offering.

     In January and February 1996, the Company reached mutual understandings to provide restricted shares of Common Stock and in April and May 1996 issued 35,000 and 105,000 shares, respectively, as compensation to certain employees, executive officers, and affiliated professionals pursuant to the Plans. These transactions were exempt from the registration requirements of the Securities Act pursuant to Rule 701.

     In October, November and December 1996, and in January 1997, the Company granted options to purchase approximately 186,000 shares of Common Stock under the Plans to certain employees, executive officers and affiliated professionals. These transactions are exempt from the registration requirements of the Securities Act pursuant to Rule 701.

     The Company has issued non-negotiable promissory notes to sellers as part of the purchase price in connection with the Company's purchase of the allowable assets of certain dental practices as follows. On April 24, 1996 the Company issued non-negotiable promissory notes totalling $1.2 million to Richard J. Shawn, D.M.D.; on September 27, 1996 and September 30, 1996, the Company issued non-negotiable promissory notes totalling $341,250 to Juan A. Soler, D.D.S., Jerry L. Reynolds, D.D.S. and Dan Steele, P.A.; on October 31, 1996, the Company issued non-negotiable promissory notes totalling $1.5 million to Seminole Dental Center, Seminole Dental West, Seminole Dental South, Michael D. Whitcher, D.D.S. and C. M. Garcia, D.M.D.; on March 31, 1997 the Company issued non-negotiable notes in the amount of $35,000 and $75,000 to Anthony Di Re, D.M.D. and Mark T. Dreyer, D.M.D., respectively; on April 1, 1997 the Company issued a non-negotiable promissory note in the amount of $130,000 to Lawrence E. Fendrich, D.M.D.; on April 23, 1997 the Company issued a non-negotiable promissory note in the amount of $22,000 to Milton C. Van Meter, D.D.S.; on June 30, 1997 the Company issued a non-negotiable promissory note in the amount of $89,000 to Eric Zendell, D.D.S.; on July 11, 1997 the Company issued a non-negotiable promissory note in the amount of $55,750 to James R. Davis, D.D.S.; and on August 7, 1997 the Company issued a non-negotiable promissory note in the amount of $86,000 to Damon & Greider, P.A. The Company does not believe that the promissory notes issued in these transactions are a "security" as defined by Section 2(1) of the Securities Act. However, in the event the promissory notes are deemed to be a security these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) because they did not involve any public offering.

     On July 11, 1997, the Company issued 5,797 shares of Common Stock to James
R. Davis, D.D.S. as part of the purchase price in connection with the Company's purchase of the allowable assets of his dental practice. This transaction was exempt from the requirements of the Securities Act pursuant to section 4(2) because it did not involve a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

EXHIBIT NUMBER                            EXHIBIT DESCRIPTION
--------------                            -------------------
 1.1********     --   Form of Underwriting Agreement
 2.1**           --   Asset Purchase Agreement dated April 1, by and among Adam
                      Diasti, D.D.S., P.A., Coast Dental Services, Inc., Richard
                      J. Shawn D.M.D., P.A., East Coast Dental Management, Inc.
                      and Richard J. Shawn, D.M.D.
 2.2**           --   Asset Purchase Agreement dated October 31, 1996 by and among the Coast Florida P.A., Coast Dental Services, Inc.,
                      Seminole Dental Services, Inc., Seminole Dental Center,
                      Seminole Dental West, Seminole Dental South, Michael D.
                      Witcher, D.D.S., P.A., Milo R. Novotny, D.D.S., P.A., and
                      C.M. Garcia, D.M.D., P.A.

EXHIBIT NUMBER                            EXHIBIT DESCRIPTION
--------------                            -------------------
 2.3*****        --   Asset Purchase Agreement dated as of April 1, 1997 by and
                      among Coast Dental Services, Inc., Coast Florida, P.A., West
                      Coast Dental, Inc. and Lawrence E. Fendrich, D.M.D.
 3.1****         --   Restated Certificate of Incorporation of Coast Dental
                      Services, Inc.
 3.2*            --   Bylaws of Coast Dental Services, Inc.
 4.1*            --   Specimen of Coast Dental Services, Inc. Common Stock
                      Certificate
 4.2*            --   Business Loan Agreement dated August 15, 1996 between Coast
                      Dental Services, Inc. and Barnett Bank, N.A.
 4.3****         --   First Amendment to Business Loan Agreement dated March 7,
                      1997 between Coast Dental Services, Inc. and Barnett Bank,
                      N.A.
                      (The Company is not filing any instrument with respect to
                      long-term debt that does not exceed 10 percent of the total assets of the Company and the Company agrees to furnish a
                      copy of such instrument to the Commission upon request.)
 4.4             --   Loan Commitment Letter dated August 1, 1997 between Coast
                      Dental Services, Inc. and Barnett Bank N.A.
 5.1********     --   Opinion of Shumaker, Loop & Kendrick, LLP, as to the Common
                      Stock being registered
10.1**           --   Employment Agreement between Coast Dental Services, Inc. and
                      Terek Diasti
10.2**           --   Employment Agreement between Coast Dental Services, Inc. and
                      Adam Diasti, D.D.S
10.3*            --   Employment Agreement between Coast Dental Services, Inc. and
                      Joseph R. Smith
10.4*            --   Coast Dental Services, Inc. Stock Option Plan
10.5*            --   Coast Dental Services, Inc. Affiliated Professional Stock
                      Plan
10.6*            --   Services and Support Agreement dated October 1, 1996 between
                      Coast Dental Services, Inc. and Coast Florida, P.A.
10.7**           --   Asset Purchase Agreement dated April 1, 1996 by and among
                      Adam Diasti, D.D.S., P.A., Coast Dental Services, Inc.,
                      Richard J. Shawn D.M.D., P.A., East Coast Dental Management,
                      Inc. and Richard J. Shawn, D.M.D.
10.8*            --   Promissory Note from Adam Diasti, DDS, P.A., dated June 30,
                      1996, payable to Coast Dental Services, Inc.
10.9*            --   Business Loan Agreement dated August 15, 1996 between Coast
                      Dental Services, Inc. and Barnett Bank, N.A.
10.10*           --   Form of Indemnification Agreement with officers and
                      directors
10.11**          --   Asset Purchase Agreement dated October 31, 1996 by and among
                      Coast Florida P.A., Coast Dental Services, Inc., Seminole
                      Dental Services, Inc., Seminole Dental Center, Seminole
                      Dental West, Seminole Dental South, Michael D. Witcher,
                      D.D.S., P.A., Milo R. Novotny, D.D.S., P.A., and C.M. Garcia
                      D.M.D. P.A.
10.12**          --   Agreement to Transfer Stock and Stock Pledge dated November
                      1, 1996, by and between Adam Diasti, D.D.S. and Coast Dental
                      Services, Inc.
10.13****        --   First Amendment to Business Loan Agreement dated March 7,
                      1997 between Coast Dental Services, Inc. and Barnett Bank,
                      N.A.
10.14******      --   Amendment No. 1 to Coast Dental Services, Inc. Stock Option
                      Plan
10.15*****       --   Asset Purchase Agreement dated as of April 1, 1997 by and
                      among Coast Dental Services, Inc., Coast Florida P.A., West
                      Coast Dental, Inc. and Lawrence E. Fendrich, D.M.D.
10.16            --   Loan Commitment Letter dated August 1, 1997 between Coast
                      Dental Services, Inc. and Barnett Bank N.A. filed as Exhibit
                      4.4 to this Registration Statement and incorporated herein by reference.
16.1***          --   Letter from KPMG Peat Marwick LLP

EXHIBIT NUMBER                            EXHIBIT DESCRIPTION
--------------                            -------------------
23.1********     --   Consent of Shumaker, Loop & Kendrick, LLP (included in their opinion filed as Exhibit 5.1).
23.2             --   Consent of Deloitte & Touche LLP, independent certified
                      public accountants.
27.1*******      --   Financial Data Schedule for six months ended June 30, 1997
                      (for SEC use only).

---------------

       * Previously filed as an exhibit with the same exhibit number identification in the Company's Registration Statement on Form S-1 filed on October 7, 1996 (File No. 333-13613) and incorporated herein by reference.
      ** Previously filed as an exhibit with the same exhibit number identification in the Company's Amendment No. 1 to Form S-1 Registration Statement filed on November 12, 1996 and incorporated herein by reference.
     *** Previously filed as an exhibit with the same exhibit number identification in the Company's Amendment No. 4 to Form S-1 Registration Statement filed on January 21, 1997 and incorporated herein by reference.
    **** Previously filed as Exhibit 4.3 to the Company's Form 10-K filed on
         March 31, 1997 and incorporated herein by reference.
   ***** Previously filed as Exhibit 2.1 to the Company's Form 8-K dated April
         16, 1997 and incorporated herein by reference.
  ****** Previously filed as Exhibit 4.2 in the Company's Form S-8/A filed on
         July 31, 1997 and incorporated herein by reference.
 ******* Previously filed as Exhibit 27 to the Company's Form 10-Q filed on
         August 8, 1997 and incorporated herein by reference.
******** To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida on August 26, 1997.

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Terek Diasti and Joseph R. Smith his true and lawful attorneys-in-fact and agents, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 26, 1997.

                      SIGNATURE                                              TITLE
                      ---------                                              -----

              /s/ DR. TEREK DIASTI, DVM                  Chief Executive Officer, and Chairman of the
-----------------------------------------------------      Board
                Dr. Terek Diasti, DVM

              /s/ DR. ADAM DIASTI, DDS                   President, Chief Operating Officer and
-----------------------------------------------------      Director
                Dr. Adam Diasti, DDS

                 /s/ JOSEPH R. SMITH                     Chief Financial Officer, Secretary, Treasurer
-----------------------------------------------------      and Director
                   Joseph R. Smith

                /s/ DONALD R. MILLARD                    Director
-----------------------------------------------------
                  Donald R. Millard

                  /s/ JOHN H. KANG                       Director
-----------------------------------------------------
                    John H. Kang

                                 EXHIBIT INDEX

EXHIBIT NUMBER                            EXHIBIT DESCRIPTION
--------------                            -------------------
 1.1********     --   Form of Underwriting Agreement
 2.1**           --   Asset Purchase Agreement dated April 1, by and among Adam
                      Diasti, D.D.S., P.A., Coast Dental Services, Inc., Richard
                      J. Shawn D.M.D., P.A., East Coast Dental Management, Inc.
                      and Richard J. Shawn, D.M.D
 2.2**           --   Asset Purchase Agreement dated October 31, 1996 by and among the Coast Florida P.A., Coast Dental Services, Inc.,
                      Seminole Dental Services, Inc., Seminole Dental Center,
                      Seminole Dental West, Seminole Dental South, Michael D.
                      Witcher, D.D.S., P.A., Milo R. Novotny, D.D.S., P.A., and
                      C.M. Garcia, D.M.D., P.A
 2.3*****        --   Asset Purchase Agreement dated as of April 1, 1997 by and
                      among Coast Dental Services, Inc., Coast Florida, P.A., West
                      Coast Dental, Inc. and Lawrence E. Fendrich, D.M.D.
 3.1****         --   Restated Certificate of Incorporation of Coast Dental
                      Services, Inc.
 3.2*            --   Bylaws of Coast Dental Services, Inc.
 4.1*            --   Specimen of Coast Dental Services, Inc. Common Stock
                      Certificate
 4.2*            --   Business Loan Agreement dated August 15, 1996 between Coast
                      Dental Services, Inc. and Barnett Bank, N.A.
 4.3****         --   First Amendment to Business Loan Agreement dated March 7,
                      1997 between Coast Dental Services, Inc. and Barnett Bank,
                      N.A.
 4.4             --   Loan Commitment Letter dated August 1, 1997 between Coast
                      Dental Services, Inc. and Barnett Bank N.A.
                      (The Company is not filing any instrument with respect to
                      long-term debt that does not exceed 10 percent of the total assets of the Company and the Company agrees to furnish a
                      copy of such instrument to the Commission upon request.)
 5.1********     --   Opinion of Shumaker, Loop & Kendrick, LLP, as to the Common
                      Stock being registered
10.1**           --   Employment Agreement between Coast Dental Services, Inc. and
                      Terek Diasti
10.2**           --   Employment Agreement between Coast Dental Services, Inc. and
                      Adam Diasti, D.D.S
10.3*            --   Employment Agreement between Coast Dental Services, Inc. and
                      Joseph R. Smith
10.4*            --   Coast Dental Services, Inc. Stock Option Plan
10.5*            --   Coast Dental Services, Inc. Affiliated Professional Stock
                      Plan
10.6*            --   Services and Support Agreement dated October 1, 1996 between
                      Coast Dental Services, Inc. and Coast Florida, P.A
10.7**           --   Asset Purchase Agreement dated April 1, 1996 by and among
                      Adam Diasti, D.D.S., P.A., Coast Dental Services, Inc.,
                      Richard J. Shawn D.M.D., P.A., East Coast Dental Management,
                      Inc. and Richard J. Shawn, D.M.D.
10.8*            --   Promissory Note from Adam Diasti, DDS, P.A., dated June 30,
                      1996, payable to Coast Dental Services, Inc.
10.9*            --   Business Loan Agreement dated August 15, 1996 between Coast
                      Dental Services, Inc. and Barnett Bank, N.A.

10.10*           --   Form of Indemnification Agreement with officers and
                      directors
10.11**          --   Asset Purchase Agreement dated October 31, 1996 by and among
                      Coast Florida P.A., Coast Dental Services, Inc., Seminole
                      Dental Services, Inc., Seminole Dental Center, Seminole
                      Dental West, Seminole Dental South, Michael D. Witcher,
                      D.D.S., P.A., Milo R. Novotny, D.D.S., P.A., and C.M. Garcia
                      D.M.D. P.A.

EXHIBIT NUMBER                            EXHIBIT DESCRIPTION
--------------                            -------------------

10.12**          --   Agreement to Transfer Stock and Stock Pledge dated November
                      1, 1996, by and between Adam Diasti, D.D.S. and Coast Dental
                      Services, Inc.
10.13****        --   First Amendment to Business Loan Agreement dated March 7,
                      1997 between Coast Dental Services, Inc. and Barnett Bank,
                      N.A.

10.14******      --   Amendment No. 1 to Coast Dental Services, Inc. Stock Option
                      Plan
10.15*****       --   Asset Purchase Agreement dated as of April 1, 1997 by and
                      among Coast Dental Services, Inc., Coast Florida P.A., West
                      Coast Dental, Inc. and Lawrence E. Fendrich, D.M.D.
10.16            --   Loan Commitment Letter dated August 1, 1997 between Coast
                      Dental Services, Inc. and Barnett Bank N.A. filed as Exhibit
                      4.4 to this Registration Statement and incorporated herein by reference.
16.1***          --   Letter from KPMG Peat Marwick LLP
23.1********     --   Consent of Shumaker, Loop & Kendrick, LLP (included in their opinion filed as Exhibit 5.1)
23.2             --   Consent of Deloitte & Touche LLP, independent certified
                      public accountants
27.1*******      --   Financial Data Schedule for six months ended June 30, 1997
                      (for SEC use only)

---------------

  * Previously filed as an exhibit with the same exhibit number identification in the Company's Registration Statement on Form S-1 filed on October 7, 1996 (File No. 333-13613) and incorporated herein by reference.
       ** Previously filed as an exhibit with the same exhibit number identification in the Company's Amendment No. 1 to Form S-1 Registration Statement filed on November 12, 1996 and incorporated herein by reference.
      *** Previously filed as an exhibit with the same exhibit number identification in the Company's Amendment No. 4 to Form S-1 Registration Statement filed on January 21, 1997 and incorporated herein by reference.
     **** Previously filed as Exhibit 4.3 to the Company's Form 10-K filed on
          March 31, 1997 and incorporated herein by reference.
   ***** Previously filed as Exhibit 2.1 to the Company's Form 8-K dated April
         16, 1997 and incorporated herein by reference.
  ****** Previously filed as Exhibit 4.2 in the Company's Form S-8/A filed on
         July 31, 1997 and incorporated herein by reference.
 ******* Previously filed as Exhibit 27 to the Company's Form 10-Q filed on
         August 8, 1997 and incorporated herein by reference.
******** To be filed by amendment.